Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

RED HAT, INC.,

DAVINCI-MATTERHORN, INC.,

MATTERHORN-DAVINCI, LLC,

JBOSS, INC.

AND

THE STOCKHOLDER REPRESENTATIVE

DATED AS OF APRIL 7, 2006

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TABLE OF CONTENTS

(CONT.)

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TABLE OF CONTENTS

(CONT.)

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INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Form of Certificate of Merger

Exhibit B	Form of Escrow Agreement

Exhibit C	Form of Opinion of Parent’s counsel

Exhibit D	Form of Opinion of Target’s counsel

Exhibit E	Form of Release

Exhibit F	Form of Retention, Non-Competition and Non-Solicitation Agreement

Exhibit G	Form of Employment, Non-Competition and Non-Solicitation Agreement

Exhibit H	Form of Accredited Investor Questionnaire

Exhibit I	Form of Charter Amendment

Disclosure Schedules

Schedule 1.9(a)	Closing Net Working Capital

Schedule 1.9(b)	December Net Working Capital

Schedule 1.10(g)	Operating Expense Budget

Schedule 1.11	Indebtedness

Schedule 3.7	Brokers’ and Finders’ Fees

Schedule 5.2(j)	Releases

Schedule 5.2(k)	Retention Agreement

Schedule 5.2(l)	Employment Agreement

Schedule 5.2(m)	Third Party Consents

Schedule 6.2(e)	Indemnification

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is made and entered into as of April 7, 2006 (the “Agreement Date”), by and among Red Hat, Inc., a Delaware corporation (“Parent”), DaVinci-Matterhorn, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Matterhorn-DaVinci, LLC, a single member Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger LLC”), JBoss, Inc., a Delaware corporation (the “Company”), and Sacha Labourey, an individual, solely for the purpose of acknowledging his appointment as the Stockholder Representative pursuant to Section 6.6.

RECITALS

A. Parent, Merger Sub, Merger LLC and the Company intend to effect a merger (the “Merger”) of the Merger Sub with and into the Company in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), with the Company to be the surviving corporation of the Merger, which Merger will be followed, as soon as reasonably practicable, by a merger of the Surviving Corporation (as defined below) with and into Merger LLC (the “Upstream Merger”). It is intended that the Merger be mutually interdependent with and a condition precedent to the Upstream Merger and that the Upstream Merger shall, through the binding commitment evidenced by Section 4.17, be effected as soon as practicable following the Effective Time (as defined below) without further approval, authorization or direction from or by any of the parties hereto.

B. The Company Board has unanimously (i) determined that the Merger is fair to, and in the best interests of, the Company and the Stockholders, (ii) approved this Agreement, the Merger, the Escrow Agreement and the other Transactions (excluding the Upstream Merger) and (iii) recommended that the Stockholders adopt and approve this Agreement and the Escrow Agreement and approve the Merger.

C. The Boards of Directors of Parent and Merger Sub have determined that it is in the best interests of their respective companies and stockholders to consummate the Merger in accordance with the terms of this Agreement.

D. For federal income tax purposes, it is intended that the Merger and the Upstream Merger, considered together as a single integrated transaction for United States federal income tax purposes, shall qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

E. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Stockholders have entered into Stockholder Agreements, dated as of the Agreement Date, pursuant to which such Stockholders have agreed to vote in favor of, or consent in writing to, the adoption and approval of this Agreement and the approval of the Merger. The parties intend that, as soon as practicable following the execution of this Agreement, certain Stockholders will execute written consents approving the Charter Amendment, this Agreement and the Merger.

AGREEMENT

In consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement and the provisions of the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent. The surviving corporation after the Merger is sometimes referred to herein as the “Surviving Corporation.”

1.2 Effective Time. Unless this Agreement is earlier terminated pursuant to Section 7.1, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place, unless another place or date is agreed to by Parent and the Company, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, as promptly as practicable, but no later than three Business Days, following the satisfaction or waiver of the conditions set forth in Article V (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), provided, that in the event that the conditions set forth in Article V (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) are satisfied on or after the 15th day of a calendar month, the Closing will take place on the last Business Day of such calendar month. The date upon which the Closing occurs is herein referred to as the “Closing Date.” On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a properly executed Certificate of Merger satisfying the requirements of the DGCL in the form attached hereto as Exhibit A (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of acceptance by the Secretary of State of the State of Delaware of such filing being referred to herein as the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all rights and property of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts and liabilities of the Company and Merger Sub shall become debts and liabilities of the Surviving Corporation.

1.4 Certificate of Incorporation; Bylaws.

(a) Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety as set forth in the Certificate of Merger until thereafter amended as provided by applicable Law and such Certificate of Incorporation.

(b) At the Effective Time, the By-Laws of Merger Sub as in effect immediately prior to the Effective Time shall be amended to change all references to the name of the Merger Sub to refer to the name of the Surviving Corporation, and, as so amended, such By-Laws shall be the By-Laws of the Surviving Corporation until thereafter amended.

1.5 Directors and Officers. At the Effective Time and by virtue of the Merger, the director(s) of Merger Sub immediately prior to the Effective Time shall become the director(s) of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation. At the Effective Time and by virtue of the Merger, the officers of Merger Sub immediately prior to the Effective Time shall become the officers of the Surviving Corporation, each to hold office in accordance with the By-Laws of the Surviving Corporation.

1.6 Merger Consideration; Effect on Capital Shares; Escrow.

(a) Allocation Certificate. On the Closing Date, the Company shall deliver to Parent a certificate (the “Allocation Certificate”) of the Company signed by the Chief Executive Officer and the Chief Financial Officer of the Company certifying, in each case as of the Closing, (A) the identity of each record holder of Company Common Shares (other than Company Restricted Stock) and the number of Company Common Shares held by each such Stockholder; (B) the identity of each record holder of Company Preferred Shares and the number of Company Preferred Shares held by each such Stockholder; (C) the identity of each record holder of a Participating Stock Right, the number and type of Company Capital Shares covered by such Participating Stock Rights held by such holder, the exercise prices and vesting schedules thereof, the number and type of Company Capital Shares subject to each such Participating Stock Right that will be exercisable as of the Closing, and whether such Participating Stock Right is intended to be qualified as an “incentive stock option” under Section 422 of the Code; (D) the identity of each record holder of Company Restricted Stock, the number of Company Common Shares held by such Stockholder and the vesting schedules thereof; (E) the address of record of each holder of Company Capital Shares, each holder of Participating Stock Rights and each holder of Company Restricted Stock; (F) the Merger Consideration and Escrow Amount allocable to each such holder; and (G) the amounts required to be deducted and withheld (other than in respect of backup withholding) from the consideration otherwise payable to each such holder with respect to the payments or any other Tax withholding obligation in respect of the Merger or the exercise or settlement of any Company Stock Right or the vesting of restricted stock under the Code or any other Tax Law, which Allocation Certificate when approved by Parent shall be deemed the definitive allocation of Merger Consideration among the Participating Holders in accordance with the Merger and the disbursements thereof, including with respect to the Escrow Amount. In the event of a Closing Indebtedness Payment or that Parent elects to pay cash in lieu of shares of Parent Common Stock in accordance with Section 1.6, in completing the Allocation Certificate the parties may, by mutual written agreement, make adjustments in the Allocation Certificate to the extent necessary to achieve the intent of the conversion formulas set forth in this Section 1.6.

(b) Merger Consideration. Subject to Section 1.6(c), the aggregate consideration to be paid by Parent to the Participating Holders in connection with the Merger (the “Merger Consideration”) shall be payable in cash and in shares of common stock, par value $.0001 per share, of Parent (“Parent Common Stock”) as set forth in this Section 1.6. The Merger Consideration is subject to adjustment after the Closing as set forth in this Agreement.

(c) Escrow. At the Closing, Parent, on behalf of the Participating Holders on a Pro Rata Basis, shall deposit with American Stock Transfer & Trust Company (the “Escrow Agent”), cash in the amount of $43.0 million. The Escrow Amount shall be held by the Escrow Agent pursuant to the terms of the escrow agreement substantially in the form of Exhibit B (the “Escrow Agreement”) and shall be released in accordance with the terms thereof. The parties to this Agreement intend that all cash payments of the Merger Consideration that are treated under the Code as payments in exchange for Company Capital Shares (and not as compensation), including the portion of the Escrow Amount and the contingent consideration described in Section 1.10 so treated, shall qualify for installment sale treatment under Section 453 of the Code, and the provisions of this Agreement shall be interpreted in accordance with such intention.

(d) Effect on Company Capital Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Merger LLC, the Company or the Stockholders:

(i) Each Company Common Share held in the treasury of the Company and each Company Common Share owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof, and no payment or distribution shall be made with respect thereto; and

(ii) Each Company Preferred Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, upon surrender of the Certificate therefor and a Letter of Transmittal with respect thereto in accordance with this Agreement and subject to Section 1.6(c), the Per Share Preferred Consideration; provided that, subject to Section 1.6(g), Parent shall have the right, in its sole discretion, to pay to any holder of Company Preferred Shares that does not deliver, at least three Business Days prior to the Closing Date, a completed Accredited Investor Questionnaire demonstrating, in the sole judgment of Parent, that such holder is an “accredited investor” within the meaning of Regulation D under the Securities Act, in lieu of the shares of Parent Common Stock included in the Per Share Preferred Consideration, an amount in cash, for each such share of Parent Common Stock, equal to the Parent Average Closing Price; provided further that, notwithstanding anything to the contrary in this Agreement, the amount of cash that each holder of Company Preferred Shares shall have the right to receive in respect of all such shares held by such holder shall be reduced by an amount equal to the product of (1) the Pro Rata Cash Reduction Percentage in respect of such holder multiplied by (2) the Closing Indebtedness Payment; and provided further that, notwithstanding anything to the contrary in this Agreement, (x) the amount of cash that each holder of Company Preferred Shares (other than a holder of Company Preferred Shares entitled to receive, after the exercise of Parent’s right under the first proviso of this clause (ii), Merger Consideration consisting solely of cash in respect of the

Company Preferred Shares held by such holder), shall have the right to receive in respect of all such shares held by such holder shall be reduced by an amount equal to the product of (1) the Pro Rata Securities Payment Percentage in respect of such holder multiplied by (2) the Securities Payment and (y) the number of shares of Parent Common Stock that each such holder of Company Preferred Shares shall have the right to receive in respect of all such shares held by such holder shall be increased by an amount equal to the product of (1) the Pro Rata Securities Payment Percentage in respect of such holder multiplied by (2) the quotient of (I) the Securities Payment divided by (II) the Parent Average Closing Price.

(iii) Each Company Common Share issued and outstanding immediately prior to the Effective Time (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)(i) and any Company Restricted Stock) shall be converted into the right to receive, upon surrender of the Certificate therefor and a Letter of Transmittal with respect thereto in accordance with this Agreement and subject to Section 1.6(c), (A) the Per Share Common Consideration, (B) subject to Section 1.10, the Per Share Year 1 Earn-Out, (C) subject to Section 1.10, the Per Share Year 2 Earn-Out and (D) subject to Section 1.10, the Per Share Stretch Earn-Out; provided that, subject to Section 1.6(g), Parent shall have the right, in its sole discretion, to pay to any holder of Company Common Shares that does not deliver, at least three Business Days prior to the Closing Date, a completed Accredited Investor Questionnaire demonstrating, in the sole judgment of Parent, that such holder is an “accredited investor” within the meaning of Regulation D under the Securities Act, in lieu of all or a portion of the shares of Parent Common Stock included in the consideration to be received by such holder, an amount in cash, for each such share of Parent Common Stock, equal to the Parent Average Closing Price or, in the case of shares of Parent Common Stock issuable as the Per Share Year 1 Earn-Out, the Per Share Year 2 Earn-Out or the Per Share Stretch Earn-Out (such number of shares of Parent Common Stock to be determined in accordance with Section 1.10 and such defined terms based on the Parent Average Closing Price), equal to the average of the closing prices of Parent Common Stock as reported on the NASDAQ National Market for the twenty (20) consecutive trading days up to and including the trading day that is two (2) trading days prior to the date of payment; provided further that, notwithstanding anything to the contrary in this Agreement, the amount of cash that each holder of Company Common Shares shall have the right to receive in respect of all such shares held by such holder shall be reduced by an amount equal to the product of (1) the Pro Rata Cash Reduction Percentage in respect of such holder multiplied by (2) the Closing Indebtedness Payment; and provided further that, notwithstanding anything to the contrary in this Agreement, (x) the amount of cash that each holder of Company Common Shares (other than a holder of Company Common Shares entitled to receive, after the exercise of Parent’s right under the first proviso of this clause (iii), Merger Consideration consisting solely of cash in respect of the Company Common Shares held by such holder), shall have the right to receive in respect of all such shares held by such holder shall be reduced by an amount equal to the product of (1) the Pro Rata Securities Payment Percentage in respect of such holder multiplied by (2) the Securities Payment and (y) the number of shares of Parent Common Stock that each such holder of Company Common Shares shall have the right to receive in respect of all such shares held by such holder shall be increased by an amount equal to the product of (1) the Pro Rata Securities Payment Percentage in respect of such holder multiplied by (2) the quotient of (I) the Securities Payment divided by (II) the Parent Average Closing Price; and

(iv) Each share of Company Restricted Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, upon surrender of the Certificate therefor and a Letter of Transmittal with respect thereto in accordance with this Agreement, a corresponding number of shares of Parent Common Stock (“Parent Restricted Stock”) under the Company Equity Incentive Plan to be assumed by Parent, which number of shares of Parent Restricted Stock shall be equal to the quotient of (A) the Per Share Unvested Option Consideration divided by (B) the Parent Average Closing Price; provided that, subject to Section 1.6(g), Parent shall have the right, in its sole discretion, to pay to any holder of Company Restricted Stock that does not deliver, at least three Business Days prior to the Closing Date, a completed Accredited Investor Questionnaire demonstrating, in the sole judgment of Parent, that such holder is an “accredited investor” within the meaning of Regulation D under the Securities Act, in lieu of all or a portion of the shares of Parent Common Stock included in the consideration to be received by such holder, an amount in cash, for each such share of Parent Common Stock, equal to the Parent Average Closing Price; provided further, that notwithstanding anything to the contrary in this Agreement, the corresponding number of shares of Parent Restricted Stock that each share of Company Restricted Stock shall be converted into shall be reduced by an amount equal to the Per Share Unvested Option Deduction or, in the event that Parent shall exercise its right pursuant to the immediately preceding proviso to pay cash to such holder in lieu of shares of Parent Common Stock, the amount of cash payable in respect of each share of Parent Common Stock shall be reduced by an amount equal to the product of (1) the Per Share Unvested Option Deduction and (2) the Parent Average Closing Price. Except as otherwise provided in the applicable stock restriction agreement, no additional acceleration of the vesting of the Company Restricted Stock shall take place as a result of the consummation of the Merger, and the vesting terms of the Parent Restricted Stock shall be identical to the vesting terms of the Company Restricted Stock. The shares of Parent Restricted Stock issued in respect of such shares of Company Restricted Stock will be subject to the same vesting and other purchase, repurchase and redemption restrictions to which such shares of Company Restricted Stock are subject, and the certificates representing shares of Parent Restricted Stock may accordingly be marked with appropriate legends. In all other respects, the Parent Restricted Stock will be governed by the terms of the Company Equity Incentive Plan to be assumed by Parent and the applicable restricted stock agreement. Promptly after the Effective Time, and in any event within ten (10) Business Days thereafter, Parent will mail to such holder, at the record address provided by the Company, a notice describing the conversion described herein.

(e) Company Stock Rights. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Merger LLC, the Company, the Stockholders or the holders of Company Stock Rights, the following will occur:

(i) Each Company Option outstanding immediately prior to the Effective Time that is not then vested or will not vest upon the completion of the Merger (each, an “Unvested Company Option”) and the Company Equity Incentive Plan will be assumed by Parent. Immediately after the Effective Time, each Unvested Company Option shall be deemed to constitute an option (a “Parent Option”) to acquire, on the same terms and conditions as were applicable to such Unvested Company Option immediately prior to the Effective Time (except as set forth in this sentence), such number of shares of Parent Common Stock as is equal to the product of (1) the quotient of (x) the Per Share Unvested Option Consideration divided by (y) the

Parent Average Closing Price multiplied by (2) the number of Company Common Shares subject to the corresponding Unvested Company Option immediately prior to the Effective Time; provided that the number of shares of Parent Common Stock subject to such Parent Option shall be reduced by a number of shares equal to the product of (x) the Per Share Unvested Option Deduction multiplied by (y) the total number of shares of Parent Common Stock subject to such Parent Option after giving effect to this Section 1.6(e)(i) (other than this proviso). The per share exercise price of any such Parent Option shall be equal to the product of (1) the quotient of (x) the Parent Average Closing Price divided by (y) the Per Share Unvested Option Consideration multiplied by (2) the per share exercise price of the corresponding Unvested Company Option immediately prior to the Effective Time; provided that if the number of shares subject to such Parent Option is decreased pursuant to the immediately preceding sentence, then the per share exercise price of each Parent Option shall be increased so that it is equal to the product of (x) the quotient of (I) the total number of shares of Parent Common Stock subject to such Parent Option after giving effect to this Section 1.6(e)(i) (other than the immediately preceding proviso) divided by (II) the total number of shares of Parent Common Stock subject to such Parent Option after giving effect to this Section 1.6(e)(i) (including the immediately preceding proviso) multiplied by (y) the exercise price for such Parent Option calculated in accordance with this sentence (prior to giving effect to this proviso). Except as otherwise provided in the individual grant agreements related to the Unvested Company Options, (i) no acceleration of the vesting of the Unvested Company Options shall take place as a result of the consummation of the Merger, and (ii) the vesting terms and the expiration dates of the Parent Options shall be identical to the vesting terms and expiration dates of the Company Options. Reasonably promptly after the Effective Time, and in any event within fifteen (15) Business Days, the shares of Parent Common Stock subject to Parent Options will be covered by a registration statement under the Securities Act. Promptly after the Effective Time, and in any event within ten (10) Business Days thereafter, Parent will mail to each holder of an Unvested Company Option, at the record address provided by the Company, a notice describing the assumption of such Unvested Company Option hereunder.

(ii) Each Company Option that is not an Unvested Company Option (each, a “Vested Company Option”), to the extent unexercised as of the Effective Time, shall thereafter no longer be exercisable but shall be converted into the right to receive, upon surrender of the option agreement therefor (or agreement from the holder that such Vested Company Option shall represent only the right to receive the consideration described in this Section 1.6(e)(ii)) and subject to Section 1.6(g), (A) the Per Share Vested Option Consideration, (B) subject to Section 1.10, the Per Share Year 1 Earn-Out, (C) subject to Section 1.10, the Per Share Year 2 Earn-Out and (D) subject to Section 1.10, the Per Share Stretch Earn-Out, in the case of clauses (B), (C) and (D), at the same time, in the same manner and subject to the same conditions under which the holders of Company Common Stock receive shares of Parent Common Stock and cash pursuant to Section 1.10; provided that, notwithstanding anything to the contrary in this Agreement, the amount of cash that each holder of a Vested Company Option shall have the right to receive in respect of such option held by such holder shall be reduced by an amount equal to the product of (1) the Pro Rata Cash Reduction Percentage in respect of such holder multiplied by (2) the Closing Indebtedness Payment; and provided further that, notwithstanding anything to the contrary in this Agreement, (x) the amount of cash that each holder of a Vested Company Option shall have the right to receive in respect of all such options held by such holder shall be reduced by an amount equal to the product of (1) the Pro Rata Securities Payment

Percentage in respect of such holder multiplied by (2) the Securities Payment and (y) the number of shares of Parent Common Stock that each such holder of a Vested Company Option shall have the right to receive in respect of all such options held by such holder shall be increased by an amount equal to the product of (1) the Pro Rata Securities Payment Percentage in respect of such holder multiplied by (2) the quotient of (I) the Securities Payment divided by (II) the Parent Average Closing Price. Promptly after the Closing, and in any event within ten (10) Business Days thereafter, Parent shall mail to the Participating Holders of Vested Company Options in exchange therefor a certificate representing the number of whole shares of Parent Common Stock, if any, and cash constituting the aggregate Per Share Vested Option Consideration to which such Participating Holder is entitled pursuant to this Section 1.6(e)(ii) (less the cash proceeds to be deposited with the Escrow Agent on such Participating Holder’s behalf pursuant to Section 1.6(c) and any applicable withholding Taxes) and any cash in lieu of fractional shares as provided in Section 1.6(h).

(iii) Each Company Warrant outstanding immediately prior to the Effective Time will be canceled and converted at the Effective Time into the right to receive, upon surrender of the warrant agreement or instrument therefor (or agreement from the holder that such Company Warrant shall represent only the right to receive the consideration described in this Section 1.6(e)(iii)) and a Letter of Transmittal with respect thereto and subject to Section 1.6(c), (1) an amount in cash, without interest, equal to the amount by which (A) the product of (x) the number of Company Preferred Shares subject to such Company Warrant and (y) the quotient of (i) 40% of the Preferred Consideration divided by (ii) the total number of Company Preferred Shares issued and outstanding immediately prior to the Effective Time (assuming the issuance of all Company Preferred Shares issuable upon conversion or exercise of Company Stock Rights), exceeds (B) the product of (x) the number of Company Preferred Shares subject to such Company Warrant and (y) the exercise price of such Company Warrant, and (2) such number of shares of Parent Common Stock as is equal to the product of (A) the number of Company Preferred Shares subject to such Company Warrant and (B) the quotient of (x) the Per Share Preferred Stock Value divided by (y) the total number of Company Preferred Shares issued and outstanding immediately prior to the Effective Time (assuming the issuance of all Company Preferred Shares issuable upon conversion or exercise of Company Stock Rights); provided that, notwithstanding anything to the contrary in this Agreement, the amount of cash that each holder of a Company Warrant shall have the right to receive in respect of such warrant shall be reduced by an amount equal to the product of (1) the Pro Rata Cash Reduction Percentage in respect of such holder multiplied by (2) the Closing Indebtedness Payment; and provided further that, notwithstanding anything to the contrary in this Agreement, (x) the amount of cash that each holder of a Company Warrant shall have the right to receive in respect of all such warrants held by such holder shall be reduced by an amount equal to the product of (1) the Pro Rata Securities Payment Percentage multiplied by (2) the Securities Payment and (y) the number of shares of Parent Common Stock that each such holder of a Company Warrant shall have the right to receive in respect of all such warrants held by such holder shall be increased by an amount equal to the product of (1) Pro Rata Securities Payment Percentage multiplied by (2) the quotient of (I) the Securities Payment divided by (II) the Parent Average Closing Price.

(f) NASDAQ Matters. In the event that the issuance of shares of Parent Common Stock hereunder would require the approval of the stockholders of Parent under Rule 4350(i)(1) of the Marketplace Rules of the National Association of Securities Dealers, Parent

shall have the right, in its sole discretion, to pay to any holder of Company Capital Shares, any holder of a Company Warrant and any holder of a Vested Company Option, in lieu of any shares of Parent Common Stock payable to such holder under this Section 1.6, an amount in cash, for each share of Parent Common Stock, equal to the Parent Average Closing Price or, in the case of shares of Parent Common Stock issuable as the Per Share Year 1 Earn-Out, the Per Share Year 2 Earn-Out or the Per Share Stretch Earn-Out (such number of shares of Parent Common Stock to be determined in accordance with Section 1.10 and such defined terms based on the Parent Average Closing Price), equal to the average of the closing prices of Parent Common Stock as reported on the NASDAQ National Market for the twenty (20) consecutive trading days up to and including the trading day that is two (2) trading days prior to the date of payment. In the event that Parent determines to pay cash in lieu of shares of Parent Common Stock in accordance with this Section 1.6(f), Parent shall provide written notice to the Company at least one (1) Business Day prior to the Closing Date.

(g) Unaccredited Holders. Notwithstanding anything to the contrary contained herein, Parent shall not have the right to pay cash in lieu of Parent Common Stock to any holder of Company Preferred Shares, Company Common Shares or Company Restricted Stock in accordance with the first provisos included in Sections 1.6(d)(ii), 1.6(d)(iii) and 1.6(d)(iv) above unless more than thirty (30) Participating Holders fail to furnish a completed Accredited Investor Questionnaire to Parent, at least three (3) Business Days prior to the Closing Date, demonstrating, in the sole judgment of Parent, that they are an “accredited investor” within the meaning of Regulation D under the Securities Act. If there are more than thirty (30) such Participating Holders, Parent shall not exercise its right to pay cash in lieu of Parent Common Stock with respect to the thirty (30) of such holders who are otherwise entitled to receive the greatest number of shares of Parent Common Stock in accordance with Section 1.6. In the event that Parent determines to pay cash in lieu of shares of Parent Common Stock in accordance with the first provisos included in Sections 1.6(d)(ii), 1.6(d)(iii) and 1.6(d)(iv), Parent shall provide written notice to the Company at least one (1) Business Day prior to the Closing Date.

(h) No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued on the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement to the contrary, each Participating Holder entitled to receive shares of Parent Common Stock pursuant to this Section 1.6 that would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company Capital Shares, Company Warrants and Company Options held by such Participating Holder) shall, upon surrender of such Participating Holder’s Certificates or the cancellation of such Participating Holder’s Company Options or Company Warrants, as the case may be, receive, in lieu of a fraction of a share, an amount in cash, without interest, equal to the product of (i) such fractional part of a share of Parent Common Stock, multiplied by (ii) the Parent Average Closing Price.

(i) Withholding Rights; Deductions from Consideration. Notwithstanding any provision of this Agreement to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from any payment to any Person under this Agreement or any other Transaction Agreements (i) such amounts as it is required to deduct and withhold with respect to the making of such payment or any other Tax withholding obligation with respect to the Merger, the Upstream Merger or any other Transaction or the exercise or settlement of any Company Stock Right or the vesting of restricted stock under the Code or any provision of state, local or foreign Tax Law and (ii) the amount of any outstanding loans (including any accrued but unpaid interest thereon and any other amounts in respect thereof) owed by such Person to the Company as of the Closing. To the extent that amounts are so withheld or deducted by the Exchange Agent, the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by the Exchange Agent, Surviving Corporation or Parent, as the case may be.

(j) No Further Ownership Rights in Company Capital Shares. The amounts paid or payable upon the surrender for exchange of Company Capital Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Capital Shares, and there shall be no further registration of transfers on the records of the Surviving Corporation of Company Capital Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

(k) Capital Shares of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of common stock of the Surviving Corporation.

(l) Adjustments to Parent Common Stock. The number of shares of Parent Common Stock issuable as contingent consideration under Section 1.10 shall be subject to equitable adjustment in the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares or other similar change in capitalization or event occurring after the Effective Time.

(m) Savings Clause. Notwithstanding anything contained in this Agreement to the contrary, in no event shall the aggregate consideration payable by Parent to the Participating Holders hereunder exceed the sum of (1) $421.0 million plus (2) the aggregate exercise price of all Unvested Company Options issued and outstanding immediately prior to the Effective Time plus (3) the Closing Working Capital Surplus, if any, less (4) the Closing Working Capital Shortfall, if any, less (5) the amount of Closing Indebtedness Payment (assuming for this purpose that the value of each share of Parent Common Stock issuable hereunder to the Participating Holders is the Parent Average Closing Price), and this Agreement shall be interpreted accordingly.

1.7 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, any Company Capital Shares held by a Stockholder who demands and perfects appraisal rights for such shares in accordance with the DGCL and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares), shall not be converted into or represent the right to receive any portion of the Merger Consideration pursuant to Section 1.6, but the holder thereof shall only be entitled to such rights as are granted by the DGCL.

(b) If any Stockholder who holds Dissenting Shares as of the Effective Time effectively withdraws or loses (through passage of time, failure to demand or perfect, or otherwise) the right to demand and perfect appraisal rights under the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares that were Dissenting Shares shall automatically be converted into and represent only the right to receive a portion of the Merger Consideration pursuant to and subject to Section 1.6 without interest thereon upon surrender of the certificate therefor and a Letter of Transmittal with respect thereto in accordance with this Agreement.

(c) The Company shall give Parent (i) prompt written notice of any demands for appraisal of any Company Capital Shares, withdrawals of such demands, and any other instruments or notices served pursuant to the DGCL on the Company or that otherwise relate to such demands received by the Company, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make or agree to make any payment with respect to any demands for appraisal under the DGCL, or offer to settle any such matters.

1.8 Surrender of Certificates and Company Warrants.

(a) Exchange Agent. Prior to the Effective Time, Parent shall designate Mellon Investor Services, LLC or, if not Mellon Investor Services, LLC, then a United States bank or trust company designated by Parent and reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) in the Merger. On the Closing Date, Parent shall deposit with the Exchange Agent for exchange in accordance with this Section 1.8 certificates representing the shares of Parent Common Stock issuable and cash included in the Merger Consideration payable at the Closing pursuant to Section 1.6 in exchange for outstanding shares of Company Capital Shares and Participating Stock Rights (other than holders of Vested Company Options); provided, however, that, on behalf of the Participating Holders, Parent shall deposit the Escrow Amount with the Escrow Agent pursuant to Section 1.6(c) and the terms of the Escrow Agreement.

(b) Exchange Procedures. As soon as reasonably practicable following the Agreement Date and in any event not less than five (5) Business Days before the Closing Date, Parent will deliver to the Company for distribution to each Participating Holder (other than holders of Vested Company Options) (i) a letter of transmittal (the “Letter of Transmittal”) which shall specify that delivery of the Certificates and Company Warrants held by such Participating Holder shall be effected, and risk of loss and title to such Certificates and Company Warrants shall pass, only upon delivery of such original Certificates and Company Warrants to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify, (ii) instructions for use in effecting the surrender of the Certificates and Company Warrants held by such Participating Holder in exchange for certificates representing shares of Parent Common Stock and the cash portion of the Merger Consideration payable therefor and (iii) an Accredited Investor Questionnaire. The Letter of Transmittal shall indicate that applicable withholding Taxes with respect to the vesting of Company Restricted Stock will be withheld from the Merger Consideration otherwise payable to each Participating Holder who receives a payment upon the conversion of Company Restricted Stock, and that other amounts may be withheld from any such Participating Holder in accordance with the terms of this Agreement. If a Participating Holder delivers to the Exchange Agent a duly completed and executed Letter of Transmittal and a duly completed and executed Accredited Investor Questionnaire, together with the surrender of the Certificates and Company Warrants held by such Participating Holder for cancellation, on the Closing Date, the Exchange Agent shall transmit to such Participating Holder promptly after the Closing Date, and in any event within four (4) Business Days after the Closing Date, in exchange therefor, a certificate representing the number of whole shares of Parent Common Stock and cash constituting the aggregate Per Share Preferred Consideration or Per Share Common Consideration, as the case may be, to which such Participating Holder is entitled pursuant to Section 1.6 (less the cash proceeds to be deposited with the Escrow Agent on such Participating Holder’s behalf pursuant to Section 1.6(c))) and any cash in lieu of fractional shares as provided in Section 1.6(h), and the Certificates and Company Warrants so surrendered shall be canceled. Otherwise, the applicable Merger Consideration shall be transmitted by the Exchange Agent to the holder of such Certificates and Company Warrants as promptly as practicable, and in any event within four (4) Business Days following the surrender of the Certificates and Company Warrants held by such Participating Holder, a duly completed and executed Letter of Transmittal with respect thereto and a duly completed and executed Accredited Investor Questionnaire. Any payment of cash to a Participating Holder hereunder shall be so made by (i) wire transfer of immediately available funds to such account as may be designated by such Participating Holder, if such payment to be made to such Participating Holder is equal to or greater than $1,000,000, or (ii) by check, if such payment is less than $1,000,000. Following the Effective Time, until so surrendered, each outstanding Certificate and Company Warrant that, prior to the Effective Time, represented Company Capital Shares or the right to purchase Company Capital Shares will be deemed from and after the Effective Time, for all purposes, to evidence only the right to receive that portion of Merger Consideration to which such Participating Holder is entitled in accordance with this Article I.

(c) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock to be issued in exchange therefor until the holder of record of such Certificate shall surrender such Certificate in accordance with this Section 1.8. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock. No interest shall be payable on any cash deliverable upon the exchange of any Company Capital Stock for cash.

(d) No Liability. Notwithstanding anything to the contrary in this Section 1.8, none of the Exchange Agent, the Parent, the Merger LLC, the Surviving Corporation or any

other party hereto shall be liable for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Company Warrant shall not have been surrendered prior to one year after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration, any cash in lieu of fractional shares or any dividends or distributions payable to the holder of such Certificate or Company Warrant pursuant to this Article I would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration or cash, dividends or distributions in respect of such Certificate or Company Warrant shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates or Company Warrants. In the event any Certificates or Company Warrants to be surrendered in accordance with Section 1.8(b) shall have been lost, stolen or destroyed, Parent shall deem such lost, stolen or destroyed Certificates or Company Warrants surrendered for purposes of Section 1.8(b), upon the receipt of an affidavit of that fact, in a form reasonably satisfactory to Parent, by the holder thereof pursuant to which such holder would agree to indemnify Parent and its Affiliates against any claim that may be made against Parent or its Affiliates with respect to the Certificates or Company Warrants alleged to have been lost, stolen or destroyed.

(f) Termination of Exchange Agent Fund. Any portion of the consideration held by the Exchange Agent in accordance with this Section 1.8 which remains undistributed to the holders of Company Capital Shares and Participating Stock Rights for 180 days after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Capital Shares or Participating Stock Rights who has not previously complied with this Section 1.8 shall thereafter look only to Parent, as a general unsecured creditor, for payment of its claim for Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

1.9 Working Capital Adjustment.

(a) The Company shall, at least three (3) Business Days prior to the Closing Date, deliver to Parent a certificate, signed by the Chief Executive Officer and the Chief Financial Officer of the Company, setting forth a good faith determination of the estimated Closing Net Working Capital, determined in accordance with GAAP on a consistent basis with the Company Financial Statements and past practice to the extent not inconsistent with GAAP (the “Estimated Net Working Capital”).

(b) For purposes of this Agreement:

(i) “Closing Current Assets” means the current assets of the Company, as of the close of business on the Closing Date, as determined in accordance with GAAP in effect at the Closing Date, consistently applied, and shall include, without duplication, (a) cash and cash equivalents, (b) accounts receivable, net of allowance for bad debt, and (c) other current assets (including deposits and prepaid rent). Current assets shall not include (i) current and deferred income taxes, (ii) transaction related assets (e.g. capitalized legal or advisory fees) and (iii) any prepaid insurance policies.

(ii) “Closing Net Working Capital” shall mean an amount (positive or negative) equal to the (i) Closing Current Assets minus (ii) Closing Total Liabilities. Closing Net Working Capital will exclude the impact of FAS 123(R) and any assets or liabilities relating to any other equity instrument (including restricted stock and preferred stock). An illustration of the calculation of Closing Net Working Capital, together with a summary of the assumptions related thereto, is attached as Schedule 1.9(a).

(iii) “Closing Total Liabilities” means the current and long-term liabilities of the Company, as of the close of business on the Closing Date, as determined in accordance with GAAP in effect at the Closing Date, consistently applied, and shall include, without duplication, (a) accounts payable, (b) accrued expenses (including payroll, bonuses, commissions, rent, utilities, etc.), (c) obligations or amounts payable for acquisitions of businesses or intellectual property, (d) unpaid obligations or amounts payable relating to transaction fees and expenses, (e) any tax liabilities, (f) any items of indebtedness for borrowed money, (g) Estimated Transaction Expenses and (h) any other long-term liabilities. Closing Total Liabilities shall not include any items included in the Closing Indebtedness Payment. For the avoidance of doubt, all deferred revenue liabilities (current and long-term portions) of the Company will be included when calculating Closing Net Working Capital.

(iv) “December Current Assets” shall mean the current assets of the Company as determined in accordance with GAAP in effect at December 31, 2005, consistently applied, and shall include, without duplication, (a) cash and cash equivalents, (b) accounts receivable, net of allowance for bad debt, and (c) other current assets (including deposits and prepaid rent). Current assets shall not include (i) current and deferred income taxes, (ii) transaction related assets (e.g. capitalized legal or advisory fees) and (iii) prepaid insurance policies.

(v) “December Current Liabilities” means the current liabilities of the Company as determined in accordance with GAAP in effect at December 31, 2005, consistently applied, and shall include, without duplication, (a) accounts payable and (b) accrued expenses (including payroll, bonuses, commissions, rent, utilities, etc.), and shall not include (i) any items relating to indebtedness for borrowed money, (ii) any amounts payable for acquisitions of businesses or intellectual property (other than payments for the acquisition of Hibernate), (iii) accrued obligations relating to any transaction (e.g. legal or advisory fees relating to mergers) and (iv) any obligation in respect of income taxes. For the avoidance of doubt, all deferred revenue liabilities (current and long-term portions) of the Company will be included as current liabilities when calculating December Net Working Capital and Estimated Transaction Expenses shall not be included when calculating December Net Working Capital.

(vi) “December Net Working Capital” shall mean an amount (positive or negative) equal to the (i) December Current Assets, calculated by reference to the Company’s audited financial statements for the year ended December 31, 2005 minus (ii) the December Current Liabilities, calculated by reference to the Company’s audited financial statements for the year ended December 31, 2005 minus (iii) $500,000. December Net Working Capital will exclude the impact of FAS 123(R) and any assets or liabilities relating to any other equity instrument (including restricted stock and preferred stock). An illustration of the calculation of the December Net Working Capital, together with a summary of the assumptions related thereto, is attached as Schedule 1.9(b).

(c) The Merger Consideration shall be adjusted to reflect the difference, if any, between the December Net Working Capital and the Closing Net Working Capital.

(i) As soon as practicable, but in any event within sixty (60) days following the Closing Date, Parent shall deliver, or cause to be delivered, to the Stockholder Representative (A) an unaudited balance sheet of the Company (the “Preliminary Closing Balance Sheet”) as of the close of business on the Closing Date prepared in accordance with GAAP on a consistent basis with the Company’s audited financial statements at and for the year ended December 31, 2005 and past practice to the extent not inconsistent with GAAP, together with worksheets and data that support the Preliminary Closing Balance Sheet, and (B) a certificate, signed by the Chief Financial Officer of Parent, certifying on behalf of Parent that the Preliminary Closing Balance Sheet was prepared in good faith and in accordance with this Section 1.9. Each of Parent and the surviving entity of the Upstream Merger shall provide the Stockholder Representative and its accountants reasonable access to the personnel and books and records of Parent and the surviving entity of the Upstream Merger that are applicable to the Company Business for the purpose of discussing the preparation of, and reviewing, the Preliminary Closing Balance Sheet.

(ii) Subject to the resolution of any disputes pursuant to this Section 1.9(c), within five (5) Business Days after the determination of the Final Closing Date Balance Sheet, (A) if the Estimated Net Working Capital exceeds the Closing Net Working Capital, calculated by reference to the Final Closing Date Balance Sheet (such excess, the “Closing Working Capital Shortfall”), Parent shall be entitled to a payment from the Escrow Amount in an amount equal to the Closing Working Capital Shortfall, which shall be treated as a downward adjustment to the Merger Consideration payable to Participating Holders for tax purposes, and (B) if the Closing Net Working Capital, calculated by reference to the Final Closing Date Balance Sheet, exceeds the Estimated Net Working Capital (such excess, the “Closing Working Capital Surplus”), the Participating Holders shall be entitled, subject to the last sentence of this Section 1.9(c)(ii), to an additional payment from Parent in an amount equal to the Closing Working Capital Surplus, which shall be treated as an upward adjustment to the Merger Consideration payable to Participating Holders for tax purposes. In the event of a Closing Working Capital Shortfall, the Stockholder Representative and Parent shall direct the Escrow Agent to deliver to Parent from the Escrow Amount, an amount in cash equal to the Closing Working Capital Shortfall. In the event of a Closing Working Capital Surplus, Parent shall deliver, on behalf of the Participating Holders on a Pro Rata Basis, to the Escrow Agent, an amount in cash equal to the Closing Working Capital Surplus, together with instructions that such amount shall be distributed by the Escrow Agent to the Participating Holders on a Pro Rata Basis in accordance with the Escrow Agreement and shall not be available for any indemnification claims pursuant to Article VI hereof.

(iii) The Stockholder Representative may dispute any amounts reflected on the Preliminary Closing Balance Sheet; provided, however, that the Stockholder Representative shall have notified Parent in writing of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within thirty (30) days of the Stockholder Representative’s receipt of the Preliminary Closing Balance Sheet. In the event of such a dispute, Parent and the Stockholder Representative shall attempt to reconcile their differences. If Parent and the Stockholder Representative are unable to reach a resolution within twenty (20) days after receipt by Parent of the Stockholder Representative’s written notice of such dispute, Parent and the Stockholder Representative shall submit the items remaining in dispute for resolution to an independent accounting firm to be mutually agreed upon by the parties (the “Independent Accounting Firm”), which shall, within thirty (30) days of such submission, determine and report to the Stockholder Representative and Parent upon such remaining disputed items, and such report shall be final, binding and conclusive on the Participating Holders, the Stockholder Representative and Parent. The Preliminary Closing Balance Sheet that has not been challenged, has been reconciled, or has been determined by the Independent Accounting Firm pursuant to this Section 1.9 is referred to herein as the “Final Closing Date Balance Sheet.” The fees and disbursements of the Independent Accounting Firm shall be allocated equally between Parent and the Participating Holders (to be paid from the Escrow Fund).

1.10 Earn-Out.

(a) The Merger Consideration includes the right to receive contingent consideration, which shall be paid to the Participating Holders (other than holders of Company Preferred Shares and the holders of Company Warrants), in the manner described in Section 1.6, and at the times and if, and only if, the conditions to such contingent payments described in this Section 1.10 are satisfied.

(b) The Per Share Year 1 Earn-Out shall be paid if, and only if, the Final Bookings for the year ended December 31, 2006 (“CY2006”) are greater than $50 million. The Per Share Year 2 Earn-Out shall be paid if, and only if, the Final Bookings for the year ended December 31, 2007 (“CY2007”) are greater than $100 million. The Per Share Stretch Earn-Out shall be paid if, and only if, the Final Bookings for CY2007 are greater than $135 million.

(c) As soon as practicable, but in any event within forty-five (45) days following the end of each calendar quarter during the period beginning on the Closing Date and ending on December 31, 2007, Parent shall determine the Bookings for such calendar quarter and the year-to-date Bookings as of the end of such calendar quarter (the “Quarterly Bookings Report”), and deliver notice of such determinations, together with worksheets and data that support the Quarterly Bookings Report and summary financial data regarding the financial performance of the Company Business during such periods, to the Stockholder Representative.

Each of Parent and the surviving entity of the Upstream Merger shall provide the Stockholder Representative with reasonable access to the personnel and books and records of Parent applicable to the Company Business for the purpose of discussing the Quarterly Bookings Report and reviewing the same. The Stockholder Representative may dispute the amount of Bookings for a calendar quarter reflected in the Quarterly Bookings Report and, except for the first Quarterly Bookings Report delivered after the Closing Date, not the amount of year-to-date Bookings reflected in the Quarterly Bookings Report; provided, however, that the Stockholder Representative shall have notified Parent in writing of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within thirty (30) days of the Stockholder Representative’s receipt of such notice. In the event of such a dispute, Parent and the Stockholder Representative shall attempt to reconcile their differences. If Parent and the Stockholder Representative are unable to reach a resolution within twenty (20) days after receipt by Parent of the Stockholder Representative’s written notice of dispute, Parent and the Stockholder Representative shall submit the items remaining in dispute for resolution to an independent accounting firm to be mutually agreed upon by the parties (the “Earn-Out Accounting Firm”), which shall, within thirty (30) days of such submission, determine and report to the Stockholder Representative and Parent upon such remaining disputed items, and the determination of Bookings for such period shall be final, binding and conclusive on the Participating Holders, the Stockholder Representative and Parent. The determination of Bookings for a period that has not been challenged, has been reconciled, or has been determined by the Earn-Out Accounting Firm pursuant to this Section 1.10 is referred to herein as the “Final Bookings.” The fees and disbursements of the Earn-Out Accounting Firm shall be allocated equally between Parent and the Participating Holders (other than the holders of Company Preferred Shares or Company Warrants therefor) (the portion of such fees and disbursements allocated to the Participating Holders shall be deducted from the contingent consideration to be paid to such holders under this Section 1.10).

(d) Subject to the resolution of any disputes pursuant to Section 1.10(c), the Per Share Year 1 Earn-Out, the Per Share Year 2 Earn-Out and the Per Share Stretch Earn-Out, as the case may be, shall be paid by Parent in accordance with Section 1.6 within fifteen (15) days after the date of receipt by the Stockholder Representative of Parent’s determination of Bookings for the applicable period.

(e) Parent shall have the right, in its sole discretion, at any time prior to January 31, 2008, to make a payment in full of the Per Share Year 1 Earn-Out, the Per Share Year 2 Earn-Out and the Per Share Stretch Earn-Out, or any combination of the foregoing. In the event that Parent elects to do so, upon delivery of the applicable payment in full to the Participating Stockholder having the right to receive the Per Share Year 1 Earn-Out, the Per Share Year 2 Earn-Out or the Per Share Stretch Earn-Out, as the case may be, Parent shall have satisfied in full its obligations hereunder in respect of such contingent consideration.

(f) In the event that a Company Sale occurs prior to the determination of Final Bookings for CY2006, Parent shall make payment in full (regardless of the amount of Bookings for CY2006 as of such date) to each Participating Holder of the Per Share Year 1 Earn-Out, the Per Share Year 2 Earn-Out and the Per Share Stretch Earn-Out no later than immediately prior to the effectiveness of such Company Sale. In the event that a Company Sale occurs following the determination of Final Bookings for CY2006 but before the determination of Final Bookings for CY2007, Parent shall, no later than immediately prior to the effectiveness of such Company Sale, pay to each Participating Holder (i) any earned but unpaid amount of the Per Share Year 1 Earn-Out and (ii) the full amounts of the Per Share Year 2 Earn-Out and Per Share Stretch Earn-Out (in each case, regardless of the amount of Bookings for CY2007 as of such date). In the event that a Company Sale occurs following the determination of Final Bookings for CY 2007, Parent shall, no later than immediately prior to the effectiveness of such Company Sale, pay to each Participating Holder any earned but unpaid amount of the Per Share Year 2 Earn-Out and Per Share Stretch Earn-Out. Following payment in full of the Per Share Year 1 Earn-Out, the Per Share Year 2 Earn-Out and the Per Share Stretch Earn-Out, as applicable, in accordance with this Section 1.10(f), Parent shall have satisfied in full its obligations hereunder in respect of such contingent consideration.

(g) During the period (the “Earn-Out Period”) commencing on the Effective Time and ending on December 31, 2007 (or such earlier date upon which the Per Share Year 1 Earn-Out, the Per Share Year 2 Earn-Out and the Per Share Stretch Earn-Out have been paid in accordance with this Agreement):

(i) Parent shall, at the reasonable direction of Marc Fleury (provided he is employed by Parent or a subsidiary of Parent) or Robert Bearden (provided he is employed by Parent or a subsidiary of Parent), hire employees for the Company Business and terminate the employment of any employee of the Company Business; provided that such hiring and termination of employment shall be conducted in accordance with (A) the applicable policies and procedures of Parent and applicable law and (B) the operating expense budget for the Company Business set forth in Schedule 1.10(g), which shall be subject to adjustment based on the actual Bookings during the Earn-Out Period as follows: at the conclusion of each calendar quarter the JBoss Management Board (as defined in clause (iv) below) will review the operating results of the Company Business and, to the extent Bookings have exceeded the expected Bookings for such period as set forth in Schedule 1.10(g), the JBoss Management Board will determine if an increase in operating expenses is appropriate (the target increase in operating expenses from the amount set forth in Schedule 1.10(g) will be 15% of the amount by which Bookings exceeded the expected Bookings) and to the extent Bookings are equal to or less than the expected Bookings for such period as set forth in Schedule 1.10(g), the JBoss Management Board will determine if a decrease in operating expenses is appropriate (the target decrease in operating expenses from the amount set forth in Schedule 1.10(g) will be 10% of the amount by which the Bookings are less than the expected Bookings).

(ii) Parent shall cause (A) the employees of the Company Business primarily engaged in research and development relating to products and services for the Company Business to report to Sacha Labourey (provided he is employed by Parent or a subsidiary of Parent) and (B) the employees of the Company Business primarily engaged in sales and marketing of products of the Company Business to report to Robert Bearden (provided he is employed by Parent or a subsidiary of Parent);

(iii) Parent shall not establish sales incentive compensation for its sales representatives that is intended to compensate such sales representatives for sales of Parent’s products that are competitive with the Company Business’ JBoss product during the Earn-Out Period on terms that are more favorable than the terms on which such sales representatives are compensated for sales of the Company Business’ JBoss products and services;

(iv) Marc Fleury, Robert Bearden, Sacha Labourey, Charles Peters, Tim Yeaton (provided, in each case, he is employed by Parent or a subsidiary of Parent) and a senior technology employee of Parent (to be designated by Parent) shall meet in person or by telephone conference on a quarterly basis, as the “JBoss Management Board,” to discuss matters related to the Company Business;

(v) Parent shall maintain such books and records with respect to the Company Business as shall be reasonably necessary to perform its obligations under this Section 1.10 in all material respects; and

(vi) Subject to Section 1.10(e), Parent shall not sell, exchange or dispose of any material asset or assets of the Company Business if the effect of such sale, exchange or disposition would be to materially and adversely impair the ability of the Company Business to achieve Bookings.

1.11 Payments at Closing for Indebtedness. If requested by the Company, as of the Closing Date and in connection with, and conditioned on, the Closing, Parent shall provide sufficient funds to the Company to enable the Company to repay the Company’s indebtedness for borrowed money set forth in Schedule 1.11 (the “Closing Indebtedness”) at the time of the Closing, provided that all Liens related to such indebtedness are terminated to the reasonable satisfaction of Parent immediately after payment thereof. If the Company wishes to request payment of all or a portion of the Closing Indebtedness by Parent in accordance with the preceding sentence, the Company shall, at least three (3) Business Days prior to the Closing Date, deliver to Parent a certificate (the “Debt Certificate”), signed by the Chief Executive Officer and Chief Financial Officer of the Company, setting forth an itemized list of the Closing Indebtedness as of the Closing Date, together with the balance as of the Closing Date, payoff information and any other information concerning such Closing Indebtedness as Parent may reasonably request. The Company hereby directs Parent, in connection with the Closing, to transmit sufficient funds to the applicable lenders of the Company in respect of the Closing Indebtedness, as set forth in the Debt Certificate, to satisfy in full the Company’s obligations under the Closing Indebtedness and to release all Liens related thereto in connection with the Closing (such amount of funds, the “Closing Indebtedness Payment”).

1.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation (and, from and after the effectiveness of the Upstream Merger, the surviving entity of the Upstream Merger) with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

1.13 EU Personal Privacy Directive. No information identifying individual Employees or consultants or protected personal information regarding such Employees or consultants will be disclosed in the Data Room or the Disclosure Schedule in respect of Employees or consultants that are employed (or were employed and remain domiciled) in any country that has enacted legislation implementing the EU Personal Data Privacy Directive or similar legislation, except to the extent permitted by a contractual undertaking entered into by Parent, Merger Sub and Merger LLC regarding maintenance of privacy of such data in a form reasonably necessary to effect compliance with such legislation.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to each of Parent, Merger LLC and Merger Sub, subject to such exceptions as are set forth in the disclosure schedules dated as of the Agreement Date, which shall be signed by the Company and accepted in writing by Parent and shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in Article II and delivered herewith to Parent (the “Disclosure Schedule”), as follows:

2.1 Organization of the Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction listed on Schedule 2.1(a) and in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent in the Data Room a true and correct copy of the Company Certificate of Incorporation and its By-Laws, each as amended to date and in full force and effect. The Company is not in violation of the Company Certificate of Incorporation or its By-Laws. Schedule 2.1(b) lists every state or foreign jurisdiction in which the Company has facilities, maintains an office or has a current Employee.

2.2 Authority.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and each of the Certificate of Merger, the Escrow Agreement, and each other agreement, certificate or document contemplated thereby or hereby (collectively with this Agreement, the “Transaction Agreements”) to which the Company is or will be a party and to consummate the Transactions. The Company Board has unanimously (i) determined that the Merger is fair to, and in the best interests of, the Company and the Stockholders, (ii) approved the Transaction Agreements to which the Company is or will be a party and the Transactions (excluding the Upstream Merger), including the Merger, (iii) recommended that the Stockholders adopt and approve this Agreement, the Escrow Agreement and the Transactions (excluding the Upstream Merger), including the Merger, and (iv) adopted a resolution setting forth the Charter Amendment, declared its advisability and recommended that the Stockholders adopt and approve the Charter Amendment (the “Board Approvals”). The execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements to which it is or will be a party and the consummation by the Company of the Transactions (excluding the Upstream Merger) have been duly authorized by all necessary corporate action on the part of the Company and no further action is required on the part of the Company to authorize the Transaction Agreements to which it is or will be a party and the Transactions (excluding the Upstream Merger), subject only to the approval of this Agreement and the Merger by the holders of a majority of the votes represented by the Company Capital Shares entitled to vote on this Agreement and the Merger and the holders of a majority of the outstanding Company Preferred Shares. The Board Approvals have not been revoked, rescinded or amended. The Company Board has complied in all respects with its fiduciary duties under the DGCL in connection with the Transactions. The allocation of the Merger Consideration among the holders of Company Capital Shares, Company Options and Company Warrants provided for in this Agreement is in accordance with the Company Certificate of Incorporation, the Company’s By-Laws and all applicable Laws, including the DGCL, and the treatment of Company Options, Company Warrants and Company Restricted Stock provided for in this Agreement is in accordance with the Company Certificate of Incorporation, the Company’s By-Laws, all applicable Laws, including the DGCL, the Company Equity Incentive Plan (as in effect on the Agreement Date) and the terms of any other applicable agreement or instrument (as in effect on the Agreement Date).

(b) This Agreement has been, and each of the other Transaction Agreements to which the Company is or will be a party will be at the Closing, duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than the Company), this Agreement constitutes, and in the case of such Transaction Agreements they will at the Closing constitute, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity; provided, however, that the Certificate of Merger will not be effective until filed with the Secretary of State of the State of Delaware.

2.3 No Conflict. Except as set forth on Schedule 2.3, the execution and delivery by the Company of this Agreement and each other Transaction Agreement to which the Company is or will be a party, and the consummation of the Transactions, do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, modification, cancellation or acceleration of any obligation or loss of any benefit under, or result in the creation of any Lien upon any of the Company’s properties or assets (tangible or intangible) under, or require any notice, consent or waiver under (i) any provision of the Company Certificate of Incorporation, the Company’s By-Laws or other organizational documents of the Company or any Subsidiary, (ii) any Company Contract, (iii) any Company Authorization or (iv) any Law applicable to the Company or any Subsidiary or any of their respective properties or assets (whether tangible or intangible), except, with respect to clauses (ii), (iii) and (iv), for such conflicts, violations, defaults, rights of termination, modification, cancellation or acceleration of any obligation or loss of benefit or creation of a Lien that individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect.

2.4 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to any Governmental Entity, is required by, or with respect to, the Company or any Subsidiary in connection with the execution and delivery of this Agreement and the other Transaction Agreements to which the Company or any Subsidiary is a party or the consummation of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (ii) the filings, permits, authorizations, consents, approvals or other such actions as may be required under applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the non-U.S. Antitrust Laws set forth in Schedule 2.4.

2.5 Subsidiaries.

(a) Except for the Persons set forth in Schedule 2.5 (each a “Subsidiary”), the Company does not own, directly or indirectly, any capital stock of or any other equity interest in, or control, directly or indirectly, any other Person, and the Company is not, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Each Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of its jurisdiction of formation. Each Subsidiary has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary is duly qualified or licensed to do business and is in good standing (to the extent applicable) as a foreign organization in each jurisdiction listed on Schedule 2.5(a) and in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except where the failure to be so qualified or licensed or in good standing does not and would not reasonably be expected to have a Company Material Adverse Effect. All returns, particulars, resolutions and other documents, including statutory financial statements, relating to the Company or any Subsidiary required to be filed with a Governmental Entity in any foreign jurisdiction have been filed timely in accordance with applicable Law, except where the failure to do so has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent in the Data Room a true and correct copy of each Subsidiary’s certificate of incorporation and by-laws (or other comparable organizational documents), each as amended to date and in full force and effect. None of the Subsidiaries is in violation of its certificate of incorporation or by-laws or comparable organizational documents. Schedule 2.5(a) lists every jurisdiction in which each Subsidiary of the Company has facilities, maintains an office or has a current Employee.

(b) Except as set forth on Schedule 2.5(b), all of the outstanding capital stock or other voting securities of, or other ownership interests in, each Subsidiary, is owned directly by the Company, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except as may be imposed by applicable Laws. There are no outstanding (i) securities of the Company or any Subsidiary convertible into or exchangeable for shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary or (ii) options or other rights to acquire from the Company or any Subsidiary, or obligation on the part of the Company or any Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock or voting securities of, or ownership interests in, any Subsidiary (the items in clauses (i) and (ii), together with the capital stock and voting securities of, or other ownership interests in, a Subsidiary, being referred to collectively as the “Subsidiary Securities”). Except as set forth on Schedule 2.5(b), there are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities. All of the outstanding capital stock of each Subsidiary has been duly authorized and is validly issued, fully paid, non-assessable and free of preemptive rights.

2.6 Company Capital Structure.

(a) The authorized capital stock of the Company consists of: 59,894,020 Company Common Shares, of which 20,895,116 voting shares and 2,933,617 non-voting shares are issued and outstanding as of the Agreement Date and 10,166,533 Company Preferred Shares, of which 9,974,533 shares are issued and outstanding as of the Agreement Date. The outstanding Company Capital Shares, as of the Agreement Date, including all shares subject to the Company’s right of repurchase, are held of record and beneficially by the Persons with the addresses on record with the Company and in the amounts set forth on Schedule 2.6(a). Each Company Preferred Share is convertible into one Company Common Share. All outstanding Company Capital Shares (i) have been duly authorized and validly issued and are fully paid, non-assessable and, except for the Company Preferred Shares, not subject to preemptive rights or similar rights created by statute, the Company Certificate of Incorporation, the Company’s By-Laws or any Contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound, and (ii) have been offered, sold, issued and delivered by the Company in compliance with all applicable Laws, including federal and state securities Laws. Except as set forth on Schedule 2.6(a), there are no declared or accrued but unpaid dividends with respect to any Company Capital Shares.

(b) (i) Except for the Company’s Second Amended and Restated 2004 Stock Option and Incentive Plan, as amended (the “Company Equity Incentive Plan”), neither the Company nor any Subsidiary has ever adopted, sponsored or maintained any stock option plan or any other plan providing for issuance of equity to any Person. The Company Equity Incentive Plan has been duly authorized, approved and adopted by the Company Board and the Stockholders and is in full force and effect. The Company has reserved for issuance to Employees of, and consultants to, the Company and its Subsidiaries 10,707,022 Company Common Shares under the Company Equity Incentive Plan, of which, as of the Agreement Date, (i) 6,783,445 Company Common Shares are issuable upon the exercise of outstanding unexercised Company Options, (ii) 414,844 Company Common Shares are available for grant but have not yet been granted, and (iii) 1,350,000 Company Common Shares are subject to vesting and/or other purchase, repurchase or redemption restrictions in favor of the Company. All outstanding Company Options and Company Restricted Stock have been offered, issued and delivered by the Company in compliance with all applicable Laws and in compliance with the terms and conditions of the Company Equity Incentive Plan. Schedule 2.6(b) sets forth for each outstanding Company Option and Company Restricted Stock, the name of the holder of such option or restricted stock, as applicable, the domicile address of such holder on record with the Company, an indication of whether such holder is a current employee of the Company or a Subsidiary (and if not a current employee of the Company or a Subsidiary, the Allocation Certificate will indicate the date of termination of such holder’s employment or service), the date of grant or issuance of such option or restricted stock, as applicable, the number of Company

Common Shares subject to such option or restricted stock grant, as applicable, the expiration date of such option, the exercise price of such option, the vesting schedule for such option or restricted stock, including the extent to which such option or restricted stock is vested as of the Agreement Date and whether and to what extent the exercisability or vesting of such option or restricted stock will be accelerated and become exercisable or vested as a result of the Merger or the Upstream Merger and whether such option is a Nonstatutory Option or is intended to be an incentive stock option as defined in Section 422 of the Code.

(ii) As of the Agreement Date, the Company has outstanding warrants (each a “Company Warrant”) for the purchase of an aggregate of 160,000 Company Preferred Shares. All Company Warrants have been offered, issued and delivered by the Company in compliance with all applicable Laws. Schedule 2.6(b) sets forth for each outstanding Company Warrant, the name of the holder of such Company Warrant, the domicile address of such holder on record with the Company, an indication of whether such holder is a current Employee of the Company, the date of grant or issuance of such Company Warrant, the number of Company Preferred Shares subject to such Company Warrant and the exercise price of such Company Warrant.

(iii) Except for the Company Options, Company Warrants and Company Restricted Stock set forth on Schedule 2.6(b), there are no Company Stock Rights or Contracts to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound obligating the Company or any Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Capital Shares or any capital stock or equity or other ownership interest of any Subsidiary or obligating the Company or any Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such Company Stock Right. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company or any Subsidiary. The Company has made available to Parent in the Data Room complete and accurate copies of the Company Equity Incentive Plan, forms of all Contracts evidencing Company Options and all Company Warrants. All of the Company Capital Shares subject to Company Options and Company Warrants will be, upon issuance pursuant to the exercise of such instruments, duly authorized, validly issued, fully paid and nonassessable.

(c) Except as set forth on Schedule 2.6(c), there are no (i) voting trusts, proxies, or other Contracts or understandings with respect to the voting of any stock of the Company or any Subsidiary to which the Company or any Subsidiary is a party, by which the Company or any Subsidiary is bound, or of which the Company has knowledge, or (ii) Contracts or understandings to which the Company or any Subsidiary is a party, by which the Company or any Subsidiary is bound, or of which the Company has knowledge relating to the registration, sale or transfer (including Contracts relating to rights of first refusal, “co-sale” rights or “drag-along” rights) of any Company Capital Shares. The holders of Company Capital Shares, Company Options and Company Warrants have been or will be properly given, or shall have properly waived, any required notice prior to the Merger.

2.7 Company Financial Statements and Internal Controls.

(a) Schedule 2.7 sets forth (i) the unaudited consolidated balance sheets and the related unaudited consolidated statements of operations, stockholders equity (deficit) and cash flows of the Company and its Subsidiaries for the fiscal years ended December 31, 2003 and December 31, 2004, (ii) the unaudited consolidated balance sheet and the related unaudited consolidated statement of operations, stockholders equity (deficit) and cash flows of the Company and its Subsidiaries for the fiscal year ended December 31, 2005 (the balance sheet included therein at December 31, 2005 being the “Company Balance Sheet”, and December 31, 2005 being the “Balance Sheet Date”), and (iii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of February 28, 2006, which balance sheet is the most recent regularly prepared unaudited consolidated balance sheet of the Company, and the related unaudited consolidated statements of operations and cash flows of the Company and its Subsidiaries for the two-month period then ended (together with the financial statements referred to in items (i) and (ii), the “Company Financial Statements”). The Company Financial Statements are accurate and complete in all material respects and have been prepared in accordance with generally accepted accounting principles effective in the United States (“GAAP”) applied on a basis consistent throughout the periods indicated and consistent with each other, except for the absence of footnotes. The Company Financial Statements fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Company and its Subsidiaries as of the dates and during the periods indicated therein, consistent with the books and records of the Company and its Subsidiaries, except that the unaudited interim financial statements are subject to normal year-end adjustments, which are not material in amount or significance.

(b) The Company and each of its Subsidiaries maintains accurate books and records in all material respects reflecting its assets and liabilities and maintains reasonable internal controls, taking into account the stage of development of the Company, which provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and to maintain accountability for the Company’s consolidated assets, (iii) access to assets of the Company and its Subsidiaries is permitted only in accordance with management’s authorization, (iv) the reporting of assets of the Company and its Subsidiaries is compared with existing assets at regular intervals, and (v) accounts, notes and other receivables and inventory were recorded accurately in all material respects, and reasonable procedures are implemented to effect the collection thereof on a current and timely basis.

(c) To the Company’s knowledge, no Employee has provided information to any Governmental Entity regarding the commission of any crime or the violation of any Law by the Company, any Subsidiary or an Employee in his or her capacity as such.

(d) The Company has in place a revenue recognition policy consistent in all material respects with GAAP, which policy provides for the daily recognition of revenue from subscriptions and which policy the Company has applied consistently in accordance with GAAP.

(e) Except as set forth in Schedule 2.7(e), the Company has not, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, modified or renewed an extension of credit, in the form of a personal loan or otherwise, to or for any director or executive officer of the Company or any Subsidiary.

2.8 Liabilities.

(a) Except as set forth on Schedule 2.8(a), neither the Company nor any Subsidiary has (i) any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected as a liability in Company Financial Statements in accordance with GAAP), that (A) exceeds $250,000 in the aggregate for all such items and (B) has not (x) been reflected in the Company Balance Sheet or (y) arisen in the ordinary course of business since the Balance Sheet Date, or (ii) any “off-balance sheet arrangements” (as such term is defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act).

(b) Schedule 2.8(b) lists all accounts payable of the Company and its Subsidiaries as of the Balance Sheet Date, which is accurate and complete in all material respects. All accounts payable of the Company and its Subsidiaries as of the Balance Sheet Date required to be reflected on the Company Financial Statements are reflected on the Company Financial Statements. All accounts payable of the Company and its Subsidiaries that arose after the Balance Sheet Date have been recorded on the accounting books and records of the Company. All outstanding accounts payable of the Company and its Subsidiaries represent valid obligations arising from bona fide purchases of assets or services, which assets or services have been delivered to the Company or its Subsidiaries. Since December 31, 2004, each of the Company and its Subsidiaries has paid all of its accounts payable in the ordinary course of business and has not delayed or renegotiated payment of, or refused to pay, any of its accounts payable, except consistent with its past practices.

(c) Neither the Company nor any Subsidiary has, at any time, (i) made a general assignment for the benefit of creditors, (ii) filed, or had filed against it, any bankruptcy petition or similar filing, (iii) suffered the attachment or other judicial seizure of all or a substantial portion of its assets, (iv) admitted in writing its inability to pay its debts as they become due, or (v) been convicted of, or pleaded guilty or no contest to, any felony.

(d) Neither the Company nor any Subsidiary is a party to any Contract whereby it has guaranteed or otherwise agreed to cause, insure or become liable for, or pledged any of its assets to secure, the performance or payment of, any obligation or other liability of any Person (other than the Company or a Subsidiary). Neither the Company nor any Subsidiary has engaged in any interest rate or currency swaps, hedges or any other derivative or currency transactions.

(e) Neither the Company nor any Subsidiary is insolvent.

2.9 Absence of Certain Changes. Except as set forth in Schedule 2.9, since the Balance Sheet Date through the Agreement Date, there has not been, occurred or arisen any:

(a) transaction by the Company or any Subsidiary in any amount in excess of $50,000 individually or $250,000 in the aggregate, except in the ordinary course of business;

(b) amendments or changes to the Company Certificate of Incorporation or the Company’s By-Laws or comparable organizational documents of any Subsidiary;

(c) capital expenditure or capital commitment by the Company or any Subsidiary in any amount in excess of $50,000 in any individual case or $250,000 in the aggregate;

(d) payment, discharge or satisfaction of any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise of the Company or any Subsidiary), other than payments, discharges or satisfactions in the ordinary course of business of liabilities reflected or reserved against in the Company Balance Sheet;

(e) destruction of, damage to or loss of any material assets, business or Customer (whether or not covered by insurance);

(f) concerted work stoppage, labor strike or, to the Company’s knowledge, any action, suit, claim or grievance relating to any labor, employment or safety matter involving the Company or any Subsidiary, including charges of wrongful discharge, discrimination, wage and hour violations, or other unlawful labor or employment practices or actions;

(g) change in accounting methods or practices (including any change in depreciation or amortization policies or rates), or new election, or change to any election, with respect to Tax, by the Company or any Subsidiary;

(h) revaluation by the Company or any Subsidiary of any of their assets, including the writing-off of notes or accounts receivable, except in the ordinary course of business in an amount less than $10,000 individually or $100,000 in the aggregate;

(i) (x) declaration, setting aside or payment of a dividend or other distribution (whether in cash, stock or property) with respect to any Company Capital Shares or Subsidiary Securities, or any direct or indirect redemption, purchase or other acquisition by the Company or any Subsidiary of any Company Capital Shares or Subsidiary Securities, other than repurchases of Company Capital Shares from Employees, consultants or other Persons performing services for the Company pursuant to Contracts under which the Company has the option to repurchase such shares at cost upon the termination of employment or other services, (y) any split, combination or reclassification of any Company Capital Shares, or (z) any issuance or authorization of the issuance of any other securities in respect of, in lieu of or in substitution for, any Company Capital Shares or Subsidiary Securities;

(j) increase in the salary or other compensation payable or to become payable by the Company or any Subsidiary to any of their Employees, consultants, contractors, or advisors, including the modification of any existing compensation or equity arrangements with such individuals (including any repricing of any Company Options, Company Warrants or any amendment of any vesting terms related thereto held by such individuals), or the declaration, payment or commitment or obligation of any kind for the payment by the Company or any Subsidiary of a bonus or other additional salary or compensation to any such Person, other than, in each case, any increase described in Schedule 2.9 of a current Employee’s salary in connection with a periodic review or increase occurring in the ordinary course of business not in excess of 10% of such Employee’s prior salary;

(k) involuntary terminations of Employees, it being understood that termination of Employees by reason of death or disability, with poor performance ratings or for cause shall not constitute a violation of this Section 2.9(k);

(l) (i) grant of any severance or termination pay to any Employee, (ii) adoption or amendment of any employee benefit plan or severance plan, or (iii) entering into any employment Contract (other than any employment Contract required under applicable Law), extension of any employment offer, payment or Contract to pay any bonus or special remuneration to any Employee;

(m) except in the ordinary course of business, (i) entering into of any Contract (including any strategic alliance, joint development or joint marketing agreement or any loan agreement or instrument), or (ii) any termination, extension, amendment or modification of the material terms of any Contract or any waiver, release or assignment of any material rights or claims thereunder;

(n) sale, lease or other disposition of any of the material properties of the Company or any Subsidiary, or creation of any Lien in such properties;

(o) loan by the Company or any Subsidiary to any Person, incurrence by the Company or any Subsidiary of any indebtedness for borrowed money, guarantee by the Company or any Subsidiary of any such indebtedness, issuance or sale of any debt securities of the Company or any Subsidiary or purchase of or guaranteeing of any debt securities or obligations of others, except for advances to Employees for travel and business expenses in the ordinary course of business;

(p) waiver or release of any material right or claim of the Company or any Subsidiary, including any write-off or other compromise of any account receivable of the Company, except in the ordinary course of business;

(q) commencement, or written notice or, to the Company’s knowledge, threat of commencement, of any lawsuit or proceeding against or investigation of the Company or any Subsidiary or their affairs, or commencement or settlement of any litigation by the Company or any Subsidiary;

(r) (i) transfer or sale by the Company or any Subsidiary of any rights to the Company Intellectual Property or the entering into of any license agreement (other than non-exclusive end-user license agreements entered into by the Company in the ordinary course of business that do not include any rights with respect to source code and in the unmodified form of agreement made available to Parent in the Data Room) or with a Form Public License Agreement, distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing, with respect to the Company Intellectual Property with any Person, (ii) purchase or other acquisition of any Intellectual Property or entering into of any license agreement, distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing, with respect to the Intellectual Property of any Person (other than open source, off-the-shelf shrink wrap, click through or similar licenses for commercially available software), (iii) change in pricing or royalties set or charged by the

Company or any Subsidiary to its Customers or in pricing or royalties set or charged by Persons who have licensed Intellectual Property to the Company or any Subsidiary (other than off-the-shelf shrink wrap, click through or similar licenses for commercially available software), except in the ordinary course of business, or (iv) entering into, or material amendment of, any Contract with respect to the development of any Intellectual Property by, with or for any Person;

(s) Contract, or material modification to any Contract, pursuant to which any Person was granted marketing, distribution, development, manufacturing or similar rights of any type or scope with respect to any products, services or technology of the Company or any Subsidiary, other than reseller agreements and Form Public License Agreements entered into in the ordinary course of business and made available to Parent in the Data Room;

(t) issuance, grant, delivery or sale (or authorization of the same) by the Company or any Subsidiary of any Company Capital Shares, any Company Options, any Company Warrants, any other Company Stock Right or any Subsidiary Securities, or amend any of the terms (including the vesting of) any Company Options, any Company Warrants or any other Company Stock Right;

(u) event, occurrence, change, effect or condition of any character, which individually or in the aggregate, has had or reasonably would be expected to have a Company Material Adverse Effect; or

(v) Contract by the Company or any Subsidiary to do any of the things described in the preceding clauses (a) through (u) (other than the incurrence of any Transaction Expenses).

2.10 Accounts Receivable. Schedule 2.10 lists all accounts receivable of the Company (“Receivables”) as of the Balance Sheet Date, together with an aging schedule indicating a range of days elapsed since being invoiced. All of the Receivables arose in the ordinary course of business and are carried at values determined in accordance with GAAP consistently applied. Each Receivable represents a valid obligation arising from sales actually made or services actually performed by the Company or a Subsidiary in bona fide transactions in the ordinary course of business, are not subject to any setoffs or counterclaims and are collectible (within 90 days after the date on which it first became due and payable), net of the applicable reserve for uncollectible Receivables set forth in the Company Balance Sheet. Except as set forth on Schedule 2.10, no Person has any Lien on any Receivable, and no Contract for material deduction or material discount has been made with respect to any Receivable. As of the Agreement Date, neither the Company nor any Subsidiary has received written notice from any Customer that such Customer does not intend to pay any Receivable.

2.11 Restrictions on Business Activities. Except as set forth on Schedule 2.11, there is no Company Contract (non-competition or other) or judgment, injunction, order or decree to which the Company or any Subsidiary is a party or subject or which is otherwise binding upon the Company or any Subsidiary or any of their property, that has had or would reasonably be expected to have the effect of prohibiting, impairing or limiting any business or business practice of the Company or any Subsidiary, any acquisition of property by the Company or any Subsidiary, the conduct of business by the Company or any Subsidiary, or otherwise limiting the freedom of the Company or any Subsidiary to engage in any line of business or to compete with any Person, in each case in any material respect whether arising as a result of a change in control of the Company or any Subsidiary or otherwise. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary has (i) entered into any Contract under which the Company or any Subsidiary is restricted from selling, licensing, manufacturing or otherwise distributing any of its technology or products or from providing services to Customers or potential Customers or any class of Customers, in any geographic area, during any period of time, or in any segment of the market or (ii) granted any Person exclusive rights to sell, license, manufacture or otherwise distribute any of the Company’s or any Subsidiary’s technology or products in any geographic area or with respect to any Customers or potential Customers or any class of Customers during any period of time or in any segment of the market.

2.12 Real Property; Leases.

(a) None of the real property used or occupied by the Company or any Subsidiary, in each case, together with all buildout, fixtures and improvements created thereon (“Company Real Property”), is owned by the Company or any Subsidiary, nor has the Company or any Subsidiary ever owned any real property. All of the Company Real Property is leased or subleased by the Company or a Subsidiary, or the Company or a Subsidiary has an interest in such Company Real Property pursuant to a warehousing, license or occupancy agreement.

(b) Schedule 2.12(b) lists all leases, subleases and other Contracts pursuant to which the Company and each Subsidiary derives its rights in the Company Real Property (the “Leases”), including, with respect to each such Lease, the identity of the landlord or sublandlord, the addresses, the date of such Lease and each amendment thereto.

(c) Each Lease is valid, binding and enforceable in accordance with its terms in all material respects, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity. There does not exist under any Lease any material default by the Company or any Subsidiary or, to the Company’s knowledge, by any other Person, or any event that, with or without notice or lapse of time or both, would constitute a material default by the Company or any Subsidiary or, to the Company’s knowledge, by any other Person. The Company has made available to Parent in the Data Room complete copies of all Leases, including all amendments and Contracts related thereto, and the Leases constitute the entire agreement between the Company or any Subsidiary and each landlord or sublandlord with respect to the Company Real Property. All rent and other charges currently due and payable under the Leases have been paid, except for liabilities reflected or reserved against in the Company Balance Sheet.

(d) The Company or a Subsidiary is the holder of the tenant’s interest under the Leases and has not assigned any of the Leases or subleased all or any portion of the premises leased thereunder. Neither the Company nor any Subsidiary has made any material alterations, additions or improvements to the premises leased under the Leases that are required to be removed at the termination of the applicable Lease term. The Company or a Subsidiary owns, or holds leasehold interest in, all trade fixtures, equipment and personal property located in the premises leased under the Leases and the landlords thereunder have no Lien thereon or claim thereto, except as may be provided in the Leases.

2.13 Assets; Absence of Liens.

(a) The Company or the applicable Subsidiary has good and valid title to, or, in the case of Company Real Property and leased properties and assets, valid leasehold interests in, all material tangible properties and material assets purported to be owned by it, or used or held for use in its business, free and clear of any Liens, except as reflected in the Company Financial Statements or on Schedule 2.13(a).

(b) All facilities, machinery, equipment, fixtures, vehicles, and other tangible properties owned, leased or used by the Company or a Subsidiary (i) are adequate for the conduct of the business of the Company and the Subsidiaries as currently conducted in all material respects, (ii) are in good operating condition, subject to normal wear and tear, and reasonably fit and usable for the purposes for which they are being used and (iii) other than properties owned by the Company or a Subsidiary, are in a condition that, upon return to the lessor or owner under the applicable Contract, the obligations of the Company or Subsidiary to such lessor or owner will have been discharged in all material respects.

2.14 Intellectual Property.

(a) (i) Schedule 2.14(a)(i) lists: (A) all Company Registered Intellectual Property, (B) all hardware products and tools, software and firmware products and tools, and services that are currently sold, licensed, or supported, or currently scheduled to be sold, licensed, or supported, by the Company or a Subsidiary, and (C) all licenses, sublicenses and other agreements pursuant to which any Person (other than the Company or a Subsidiary) (a “Licensee”) is authorized to Use any of the Company Intellectual Property or exercise any rights with respect thereto (each, a “License Agreement”), other than licenses granted pursuant to a Form Public License Agreement.

(ii) Except as set forth on Schedule 2.14(a)(ii), the Company has made available to Parent in the Data Room accurate and complete copies of (i) all License Agreements required to be listed on Schedule 2.14(a)(i), including all amendments thereto, and (ii) the Company’s forms of public license agreement (each, a “Form Public License Agreement”), including any amendments or exceptions thereto.

(iii) The Company has made available to Parent in the Data Room accurate and complete copies of all patent applications included in the Company Registered Intellectual Property (the “Company Patent Applications”). To the Company’s knowledge, the Company has complied with all requirements of the United States Patent and Trademark Office with respect to the Company Patent Applications. To the Company’s knowledge, the original, first and joint inventors of the subject matter claimed in the Company Patent Applications are properly represented in the Company Patent Applications.

(b) Except as otherwise set forth on Schedule 2.14(b), each item of Company Intellectual Property is either: (i) owned solely by the Company or a Subsidiary free and clear of any Liens, or (ii) rightfully Used and authorized for Use by the Company and its Subsidiaries as currently Used, as applicable, pursuant to a valid license or other grant of rights; provided that claims as to infringement shall be covered by Section 2.14(d) rather than this Section 2.14(b). All of the Company Intellectual Property that is Used by the Company or any Subsidiary pursuant to a license or other grant of rights by a third party, other than items required to be listed in or excepted from listing in either or both of Schedule 2.14(i) and Schedule 2.14(j), is separately identified as such in Schedule 2.14(b). To the Company’s knowledge, the Company and the Subsidiaries have all rights in the Company Intellectual Property necessary to carry out the Company’s and the Subsidiaries’ former and current activities.

(c) The Company and each Subsidiary are in compliance with and have not breached, violated or defaulted under, or received written notice that they have breached or defaulted under, any of the material terms or conditions of any license, sublicense or other agreement to which the Company or any Subsidiary is a party or is otherwise bound relating to any of the Company Intellectual Property, nor does the Company have knowledge of any event or occurrence that would reasonably be expected to constitute such a breach or default (with or without the lapse of time, giving of notice or both). Neither the Company nor any Subsidiary is in default under any agreement listed in Schedule 2.14(a)(i), Schedule 2.14(b), Schedule 2.14(i) or Schedule 2.14(j) nor to the knowledge of the Company is any party obligated to the Company or any Subsidiary pursuant to any such agreement in default thereunder. Except as set forth in Schedule 2.14(c), the consummation of the Transactions does not require consents or approvals under any agreement listed in Schedule 2.14(a)(i), Schedule 2.14(b), Schedule 2.14(i) or Schedule 2.14(j) in order to preserve the benefits thereunder for the Surviving Corporation (and the surviving entity in the Upstream Merger) and does not require the payment of any additional amounts or consideration other than fees, royalties or payments which the Company or any Subsidiary would otherwise have been required to pay had the Transactions not occurred. Except as set forth on Schedule 2.14(c), neither the Company nor any Subsidiary is contractually obligated to provide any consideration (whether financial or otherwise) to any third party, nor is any third party otherwise entitled to any consideration, with respect to any exercise of contractual rights by the Company or any Subsidiary in the Company Intellectual Property.

(d) To the Company’s knowledge, the Use of the Company Intellectual Property by the Company or any Subsidiary and the making, using, modifying, offering for sale, selling, distributing, importing and preparing derivative works of the Company Products, as previously Used or as currently Used, has not infringed and does not infringe any other Person’s copyright, trade secret rights, right of privacy, right in personal data, moral right, patent, trademark, service mark, trade dress, mask work or other intellectual property right, or give rise to any claim of unfair competition. Except as set forth in Schedule 2.14(d), no funds or facilities of any Governmental Entity, college or university, industry group, standards body or similar Person, were used in the development of any Company Intellectual Property in a manner that would cause any Company Intellectual Property to be subject to a compulsory license or other compulsory grant of rights from the Company or any Subsidiary. Except as set forth in Schedule 2.14(d), no claims or demands (i) challenging the validity, enforceability, effectiveness or ownership by the Company or any Subsidiary of any of the Company Intellectual Property or (ii) to the effect that the Use or other exercise of rights in any Company Intellectual Property by the Company or any Subsidiary or the making, using, modifying, offering for sale, selling, distributing, importing or preparing derivative works of the Company Products by the Company or any Subsidiary or by any licensee of the Company or any Subsidiary, infringes or will infringe on any copyright, trade secret rights, right of privacy, right in personal data, moral right, patent, trademark, service mark, trade dress, mask work or other intellectual property right of any Person have been asserted in writing against the Company or any Subsidiary or are threatened by any Person nor does there exist any valid basis for such a claim or demand. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any licensee of the Company or any Subsidiary has received any written notice, claim or demand challenging the Company’s compliance with or interpretation of the Lesser General Public License (“LGPL”) or any other license for Publicly Available Software or Use of any Company Intellectual Property licensed by or to the Company or any Subsidiary under the LGPL or any other license for Publicly Available Software. Except as set forth in Schedule 2.14(d), to the Company’s knowledge, there are no legal or governmental proceedings, including interference, re-examination, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Registered Intellectual Property, other than review of pending patent and trademark applications, and neither the Company nor any Subsidiary has knowledge of any information indicating that such proceedings are threatened by any Governmental Entity or any other Person. To the Company’s knowledge, all Company Registered Intellectual Property is valid and subsisting. To the Company’s knowledge, there is no unauthorized Use, infringement, or misappropriation of (i) any Company Intellectual Property by any Employee or (ii) any Company Intellectual Property owned by the Company or any Subsidiary by any other Person.

(e) Except as set forth in Schedule 2.14(e), the Company and the Subsidiaries have secured from all parties (including Employees) who have created any portion of, or otherwise have any rights in or to, the Company Intellectual Property owned or claimed to be owned by the Company or any Subsidiary, valid and enforceable written assignments of all right, title and interest in and to such Company Intellectual Property to the Company or applicable Subsidiary and have made available to Parent in the Data Room true and complete copies of such assignments.

(f) The Company Intellectual Property owned by the Company or any Subsidiary is not subject to, nor to the Company’s knowledge, has any other Person entered into, any agreement granting or purporting to grant to any other Person the right, contingent or otherwise, to use or access source code for any Company Product, except pursuant to an unmodified Form Public License Agreement.

(g) The Company and the Subsidiaries have taken commercially reasonable measures to maintain in confidence all trade secrets and confidential information owned or used by the Company or any Subsidiary.

(h) To the Company’s knowledge, the Company Products and software tools owned by the Company and used by the Company in performance of the Services do not contain any computer code designed to disrupt, disable or harm in any manner the operation of any software or hardware. To the Company’s knowledge, none of the Company Intellectual Property contains any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine which causes the software or any portion thereof to be erased, inoperable or otherwise incapable of being Used, either automatically, with the passage of time or upon command by any party.

(i) Schedule 2.14(i) lists all licenses, sublicenses and other agreements pursuant to which the Company is authorized to Use any Intellectual Property of other Persons that is (i) incorporated in or bundled with any Company Products or Services, (ii) Used in the development or support of or otherwise in connection with, any Company Product or Service, or any product or service currently under development by the Company or any Subsidiary or (iii) delivered by the Company to third parties. Such licenses, sublicenses and other agreements are sufficient to enable the Surviving Corporation and Merger LLC to operate the business of Company and the Subsidiaries for at least six months after the Closing in the same manner as it was operated immediately prior to Closing.

(j) Schedule 2.14(j) sets forth an accurate and complete list of all Publicly Available Software embedded in or distributed with any Company Products and sets forth, for each item of Publicly Available Software, (i) the Company Product(s) and version(s) with which such item is or has been embedded, distributed or Used; and (ii) the complete title and version number of the license applicable to such item. Except as set forth in Schedule 2.14(j), the Company and the Subsidiaries are in compliance with the terms of the Publicly Available Software licenses listed on Schedule 2.14(j).

(k) Except as set forth on Schedule 2.14(k), none of the Company’s or any Subsidiary’s agreements for the performance of Services with their Customers, agreements with merchants, agreements with outside consultants for the performance of professional services on the behalf of the Company, any Subsidiary or any of their respective Customers, nor any agreement or license with any end user or reseller of the Company’s or any Subsidiary’s products, assigns to any Person other than the Company or a Subsidiary any ownership right with respect to any Intellectual Property developed by the Company or any Subsidiary or any consultant retained by the Company or a Subsidiary in connection with such agreement or license. All agreements between the Company or any Subsidiary, on the one hand, and any consultant retained by the Company or a Subsidiary to create Intellectual Property, on the other hand, assign to the Company or a Subsidiary all rights, title and interest in any Intellectual Property developed by the consultant under such agreement.

(l) Neither the Company nor any Subsidiary has transferred ownership of, or granted any exclusive rights of any kind with respect to, any Company Intellectual Property owned by the Company or any Subsidiary to any Person.

(m) Except as set forth on Schedule 2.14(m), neither the Company nor any Subsidiary has participated in any standards setting activities or joined any standards setting or similar organizations that has affected the proprietary nature of any Company Intellectual Property owned by the Company or any Subsidiary or restricted the ability of the Company or any Subsidiary to enforce, license, or exclude others from using any Company Intellectual Property owned by the Company or any Subsidiary in any manner.

(n) Except as set forth on Schedule 2.14(n), the Company and the Subsidiaries have never agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to any of the Company Intellectual Property, Company Products or Services.

(o) Schedule 2.14(o)(i) lists each agreement pursuant to which the Company or a Subsidiary is obligated to provide support, implementation or other similar services (the “Support Agreements”). Schedule 2.14(o)(i) also lists, with respect to each Support Agreement, the Customer contact name, and the termination and next renewal date of any services provided on a periodic basis. Except as set forth on Schedule 2.14(o)(i), neither the Standard Support Agreement nor any other agreement would obligate the Company after the Closing to provide any improvement, enhancement, change in functionality or other alteration to the performance of any Company Product or Service other than those generally provided to customers in the ordinary course of business. The versions of the Company Products currently supported by the Company and the Subsidiaries are set forth on Schedule 2.14(o)(i). Except as specifically noted on Schedule 2.14(o)(i), the Company has made available to Parent in the Data Room accurate and complete copies of (i) all Support Agreements required to be listed on Schedule 2.14(o)(i), including all amendments thereto and (ii) the Company’s forms of support, implementation or other service agreement, including any amendments or exceptions thereto, all of which are identified on Schedule 2.14(o)(ii) (each, a “Standard Support Agreement”). Except as set forth in Schedule 2.14(o)(iii), none of the Company, any Subsidiary, or any Affiliate of the Company or a Subsidiary has granted any other Person the right to furnish support or maintenance services with respect to the Company Products to any other Person. There are no support obligations binding the Company or any Subsidiary under any Support Agreement that cannot be satisfied by use of the personnel presently employed by the Company or a Subsidiary.

(p) Each Person involved in the development of any portion of the Company Intellectual Property owned or purportedly owned solely by the Company or a Subsidiary (i) is a party to an agreement with the Company pursuant to which such Person (A) is obligated to disclose and transfer to the Company without the receipt by such Person of any additional value therefor, all inventions, developments and discoveries which, during the period of employment with or performance of services for the Company, such Person makes or conceives of either solely or jointly with others, that relate to any subject matter related to such Person’s work for the Company, the Company Products or Company Intellectual Property, or involve the use of the time, material or facilities of the Company, and (B) is obligated to maintain the confidentiality of proprietary information of the Company (a “Proprietary Information Agreement”); and (ii) was under no restriction enforceable by or subject to any obligation to any government, public service, university, college or other educational institution or research center that would prohibit or otherwise limit such Person from fully complying with the matters set forth in parts (A) and (B) or with any term of a Proprietary Information Agreement entered into with the Company. To the knowledge of the Company, no Person has breached any material provision of any Proprietary Information Agreement.

2.15 Product Warranties; Defects; Liabilities; Services.

(a) Each product (including any software product) manufactured, sold, licensed, leased or made available by the Company or any Subsidiary (the “Company Products”) conforms in all material respects with the specifications for such Company Product, all applicable contractual commitments and all applicable express and implied warranties. To the Company’s knowledge, neither the Company nor any Subsidiary has any material liability or obligation for replacement or repair thereof or other damages in connection therewith except liabilities or obligations for replacement or repair incurred in the ordinary course of business. No

Company Product is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale, license, subscription or lease or beyond that included in the unmodified Form Public License Agreement or imposed by applicable Law. Schedule 2.15 includes a copy of the standard terms and conditions of sale, license, subscription or lease for each of the Company Products.

(b) All services provided by the Company or any Subsidiary to any Person (“Services”) are being and were performed in conformity in all material respects with the specifications for such services and with the terms and requirements of all applicable express and implied warranties and other Company Contracts and with all applicable Laws in all material respects. No Company service is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of the Company’s standard form professional services agreements identified in Schedule 2.15(b) or imposed by applicable Law. There is no written claim pending or, to the Company’s knowledge, threatened against the Company or any Subsidiary relating to any Services.

2.16 Company Contracts.

(a) Schedule 2.16(a) sets forth each Company Contract in the following categories, identifying the category:

(i) any fidelity or surety bond or completion bond;

(ii) any (A) Contract of indemnification, other than the unmodified Form Public License Agreement or an Immaterial Contract, or (B) guaranty to any Person;

(iii) any Contract containing any covenant limiting the freedom of the Company or any Subsidiary to engage in any line of business, during any period of time or in any geographic territory or to compete with any Person, or which grants to any Person any exclusivity to any geographic territory, any Customer, or any product or service;

(iv) any Contract (or group of related Contracts) relating to capital expenditures and involving future payments in excess of $50,000;

(v) any Contract relating to the disposition of assets or any interest in any business enterprise (other than sales of products in the ordinary course of business) or any Contract relating to the acquisition of assets or any interest in any business enterprise (other than purchases of materials in the ordinary course of business);

(vi) any mortgages, indentures, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money, the extension of credit, the creation, incurrence, assumption or guarantee of indebtedness or the imposition of a Lien, including deposit account control agreements and similar restrictive agreements;

(vii) any unpaid or unperformed purchase order or customer or supplier Contract (including for services) (or group of related Contracts) involving $50,000 or more or which calls for performance over a period of more than one year;

(viii) any dealer, distribution, joint marketing, development, content provider, destination site or merchant Contract;

(ix) any Contract pursuant to which products or services are provided to a federal Governmental Entity;

(x) any joint venture, partnership, strategic alliance or other Contract involving the sharing of profits, losses, costs or liabilities with any Person or any development, data-sharing, marketing, resale, distribution or similar arrangement relating to any product or service;

(xi) any Contract pursuant to which the Company or any Subsidiary has granted or may be obligated to grant in the future, to any Person, a source code license or option or other right to Use or acquire source code, including any Contracts which provide for source code escrow arrangements, other than the unmodified Form Public License Agreement;

(xii) any Contract that would entitle any Person to receive a license or any other right to Intellectual Property of Parent or any of Parent’s Affiliates following the Effective Time;

(xiii) any Contract (or group of related Contracts) for the lease of personal property from or to a third party providing for lease payments in excess of $10,000 per annum or having a remaining term longer than 12 months;

(xiv) any Contract pursuant to which the Company or any Subsidiary has advanced or loaned any amount to any Stockholder or any Employee or consultant of the Company or of any Subsidiary, other than business expense advances in the ordinary course of business;

(xv) any Contract relating to credit card or payroll processing;

(xvi) any Contract pursuant to which the Company agreed to provide “most favored nation” pricing or other terms and conditions to any Person with respect to the Company’s sale, distribution, license or support of any Company Products or Services; or

(xvii) any other Contract (or group of related Contracts) either (A) involving more than $100,000, or (B) containing a standstill or similar agreement pursuant to which the Company or any Subsidiary agreed not to acquire assets or securities of another Person.

(b) Each Company Contract required to be listed in Schedule 2.16(a) is in full force and effect and is valid, binding and enforceable in accordance with its terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights and by general principles of equity. The Company and each of its Subsidiaries are in compliance in all material respects with and are not in material breach or violation of, or default under, or received written notice that they have materially breached or violated or defaulted under, any of the terms or conditions of any such Company Contract, nor does the Company have knowledge of any event or occurrence that would constitute such a material breach or violation or default (with or without the lapse of time, giving of notice or both) or knowledge of any default by any third party. The Company has made available to Parent in the Data Room accurate and complete copies of all Company Contracts required to be listed on Schedule 2.16(a).

2.17 Change of Control Payments. Schedule 2.17 sets forth each plan, Contract or arrangement of the Company or any Subsidiary pursuant to which any amounts (including securities) may become payable (whether currently or in the future including upon any future end of employment) to Employees or other Persons as a result of or in connection with the Merger or the Upstream Merger.

2.18 Interested Party Transactions.

(a) To the Company’s knowledge, no officer, director or Affiliate of the Company or any Subsidiary (nor any spouse or immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had since January 1, 2004 an economic interest), has or has had since January 1, 2004, directly or indirectly, (i) an economic interest in any Person which furnished or sold, or furnishes or sells, services or products that the Company or any Subsidiary has furnished or sold or furnishes or sells, or (ii) an economic interest in any Person that purchases from or sells or furnishes to, the Company or any Subsidiary, any goods or services or (iii) a beneficial interest in any Company Contract; provided, however, that ownership of not more than 5% of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any entity” for purposes of this Section 2.18. No Employee or Affiliate of the Company or of any Subsidiary owns any material property or right, tangible or intangible, which is used in the business of the Company or any Subsidiary. No Affiliate of the Company or any Subsidiary owes any money to, or is owed any money by, the Company or any Subsidiary (excluding any such money owed by the Company or any Subsidiary to a Subsidiary, the Company or any other Subsidiary).

(b) To the Company’s knowledge, there are no receivables of the Company or any Subsidiary owed by any Employee of or consultant to the Company or any Subsidiary (or any spouse or immediate family member of any such Persons, or any trust, partnership, or corporation in which any of such Persons has an economic interest), other than advances in the ordinary course of business for reimbursable business expenses (as determined in accordance with the Company’s established employee reimbursement policies and consistent with past practice). None of the Stockholders has agreed to, or assumed, any obligation or duty to guaranty or otherwise assume or incur any obligation or liability of the Company or any Subsidiary.

2.19 Compliance with Laws. The Company and each Subsidiary is currently conducting, and have at all times since January 1, 2003 conducted, their respective businesses in compliance with and not in violation of any Law, except for such instances of noncompliance or violations which individually or in the aggregate (i) have not had and would not reasonably be expected to have a Company Material Adverse Effect or (ii) have not resulted and would not reasonably be expected to result in the imposition of a criminal fine, penalty or sanction against the Company, any Subsidiary or any Employee. Neither the Company nor any Subsidiary has received any written notice from any Governmental Entity or any other Person regarding any actual or alleged violation of, or failure to comply with, any Law pursuant to which the Company was or is obligated to pay more than $10,000 or that relates to the imposition of a criminal fine, penalty or sanction. The Company and each Subsidiary is in compliance with (i) its stated privacy policies contained on any websites maintained by or on behalf of the Company or any Subsidiary and (ii) all applicable privacy, security, security breach notification and anti-SPAM Laws, except for such instances of noncompliance under clauses (i) and (ii) above which individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

2.20 Litigation. There is no action, suit or proceeding of any nature pending or, to the Company’s knowledge, threatened against the Company or any Subsidiary, any of their respective properties or any of their respective current Employees in their capacity as such. There is no investigation pending or, to the Company’s knowledge, threatened against the Company or any Subsidiary, any of their respective properties or any of their respective current Employees in their capacity as such by or before any Governmental Entity. No Governmental Entity has at any time in writing challenged or questioned the legal right of the Company or any Subsidiary to conduct its operations as presently or previously conducted and none of the Company, the Subsidiaries or their properties is subject to any judgment, order or decree of a Governmental Entity.

2.21 Insurance. Schedule 2.21 lists all domestic and international insurance policies and fidelity bonds (including directors and officers, errors and omissions, commercial general liability, automobile, crime, fiduciary, travel and accident, workers’ compensation, and property policies and bonds) covering the properties, business, operations and Employees of the Company, any Subsidiary or any Affiliate thereof, all of which are in full force and effect. The Company has made available to Parent in the Data Room accurate and complete copies of (i) all such policies and bonds, and (ii) all loss and claim histories for each line of coverage under such policies. There is no claim by the Company or any Subsidiary or any Affiliate thereof pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed. As of the Agreement Date, there is no pending claim that is reasonably expected to exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing), neither the Company nor any Subsidiary may be liable for retroactive premiums, and the Company, the Subsidiaries and their Affiliates are otherwise in material compliance with the terms of such policies and bonds. The Company has no knowledge of a threatened termination of, or premium increase with respect to, any of such policies. None of the Company, any Subsidiary or any Affiliate thereof has ever (i) maintained, established, sponsored, participated in or contributed to any self-insurance plan or program or (ii) incurred any self-insured losses in excess of $50,000 individually or $250,000 in the aggregate.

2.22 Minute Books; Records. The corporate minutes of the Company and the Subsidiaries made available to Parent in the Data Room contain complete and accurate records of all actions taken, and summaries that are accurate in all material respects of all meetings held, by the Stockholders and the board of directors of the Company and of each Subsidiary (and any committees thereof) since the time of incorporation of the Company and each Subsidiary, as the case may be (excluding information relating to the Company’s consideration of the sale of the Company that is redacted therefrom).

2.23 Environmental Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company and each Subsidiary are in compliance with all applicable Environmental Laws, (b) neither the Company nor any Subsidiary has received any written notice with respect to the business of, or any property owned or leased by, the Company or any Subsidiary from any Governmental Entity or third party alleging that the Company or any Subsidiary is not in compliance with any Environmental Law, and (c) there has been no “release” of a “hazardous substance,” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, on any real property owned or leased by the Company or any Subsidiary.

2.24 Brokers’ and Finders’ Fees. Except as set forth on Schedule 2.24, neither the Company nor any Subsidiary has incurred, or will incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any of the other Transactions.

2.25 Employee Benefit Plans.

(a) Schedule. Schedule 2.25(a) sets forth each Company Employee Plan. Neither the Company nor any Subsidiary has, or has communicated, any plan, intention or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan (except to the extent required by Law or to conform any such Company Employee Plan to the requirements of any applicable Law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan.

(b) Documents. The Company has previously made available to Parent in the Data Room: (i) correct and complete copies of each Company Employee Plan, including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three most recent annual reports (including Series 5500 and all schedules thereto), if any, required under ERISA or the Code, or any similar Laws of other jurisdictions applicable to the Company or a Subsidiary, in connection with each Company Employee Plan or related trust; (iv) if any Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, with respect to each Company Employee Plan; (vi) all determination, opinion, notification and advisory letters and rulings from the IRS or any similar Governmental Entity having jurisdiction over the Company or any Subsidiary relating to Company Employee Plans and copies of any correspondence regarding actual or potential audits or investigations to or from the IRS, DOL or any other Governmental Entity with respect to any Company Employee Plan; (vii) all material written agreements and contracts relating to each Company Employee Plan, including fidelity or ERISA bonds, administrative service agreements, group annuity contracts and group insurance contracts; (viii) all material communications to any Employee relating to any Company Employee Plan and any proposed Company Employee Plans, in each case relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company and which are not reflected in the current summary plan description and plan document; (ix) all material forms and notices relating to the provision of post-employment continuation of health coverage; (x) all policies pertaining to fiduciary liability insurance covering the fiduciaries of each Company Employee Plan; and (xi) all discrimination and qualification tests, if any, for each Company Employee Plan for the most recent plan year.

(c) Employee Plan Compliance. Except as set forth on Schedule 2.25(c), (i) the Company and each Subsidiary has performed all material obligations required to be performed by it under each Company Employee Plan and each Company Employee Plan has been established and maintained in material compliance with its terms and all applicable Law, including ERISA and the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter or opinion letter from the IRS with respect to such Company Employee Plan as to its qualified status under the Code, including all amendments to the Code effected by the so called “GUST” and EGTRRA legislation, or has a period of time remaining under applicable Treasury regulations or IRS pronouncements in which to apply for and obtain such a letter; (iii) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Company Employee Plan; (iv) there are no actions, suits or claims pending, or, to the knowledge of the Company, threatened or anticipated (other than routine claims for benefits) against any Company Employee Plan or fiduciary thereto or against the assets of any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued at any time, including after the Effective Time, in accordance with its terms, without material liability to the Company, any Subsidiary, Parent or any of its ERISA Affiliates (other than ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by the IRS or DOL or any other similar Governmental Entity having jurisdiction over the Company or its Subsidiaries with respect to any Company Employee Plan; (vii) all annual reports and other filings required by the DOL or IRS or any similar Governmental Entity having jurisdiction over the Company or any Subsidiary have been timely made; (viii) none of the Company, any Subsidiary or any ERISA Affiliate is subject to any material penalty or Tax with respect to any Company Employee Plan under Section 501(i) of ERISA, Section 4975 through 4980D of the Code or any similar Laws of other jurisdictions applicable to the Company or any Subsidiary and (ix) no Company Employee Plan is sponsored or maintained by any Co-Employer.

(d) Plan Status. None of the Company, any Subsidiary or any ERISA Affiliate now, or has ever, maintained, established, sponsored, participated in, or contributed to, any pension plan which is subject to Title IV of ERISA or Section 412 of the Code. Neither the Company nor any ERISA Affiliate has incurred, nor do they reasonably expect to incur, any liability with respect to any transaction described in Section 4069 of ERISA. No Company Employee Plan is a “multiple employer plan” as defined in Section 210 of ERISA.

(e) Multiemployer Plans. At no time has the Company, any Subsidiary or any ERISA Affiliate contributed to or been requested to contribute to any “multiemployer plan”, as defined in Section 3(37) of ERISA.

(f) No Post-Employment Obligations. No Company Employee Plan provides, nor does the Company or any Subsidiary have any liability to provide, life insurance, medical or other employee welfare benefits to any Employee upon or after his or her retirement or termination of employment for any reason, except as may be required by Law, and neither the

Company nor any Subsidiary has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) that such Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon or after their retirement or termination of employment, except to the extent required by Law.

(g) 409A. Each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and guidance promulgated thereunder. No stock option or equity right (i) has an exercise price that has been less than the fair market value of the underlying stock option or equity units (as the case may be) as of the date such option or right was granted or (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option.

(h) Funding of Plans. With respect to each Company Employee Plan for which a separate fund of assets is or is required to be maintained, full and timely payment has been made of all amounts required of the Company and the Subsidiaries, under the terms of each such Company Employee Plan or applicable law, as applied through the Closing Date. The current value of the assets of each such Company Employee Plan, as of the end of the most recently ended plan year of that Company Employee Plan, equals or exceeded the current value of all benefits liabilities under that Company Employee Plan. No Company Employee Plan is funded with capital stock of the Company or a Subsidiary.

(i) Effect of Transaction. Except as set forth on Schedule 2.25(i), the execution and delivery by the Company of this Agreement and other Transaction Agreements to which the Company is a party, and the consummation of the Transactions, do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under any Company Employee Plan, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

2.26 Employment Matters.

(a) Schedule 2.26(a) sets forth, with respect to each current Employee (including any Employee who is on a leave of absence, sick leave, disability leave or on layoff status subject to recall) (i) the name and citizenship of such Employee and the date as of which such Employee was originally hired by the Company or a Subsidiary, and whether the Employee is on active or inactive status; (ii) such Employee’s title; (iii) such Employee’s compensation as of the Agreement Date, including annualized base salary, vacation or paid time off accrual amounts, bonus, incentive or commission potential, severance pay potential, and any other cash compensation forms; (iv) whether such Employee is exempt from the Fair Labor Standards Act, (v) whether such Employee is not fully available to perform work because of disability or other leave and, if applicable, the anticipated date of return to full service; (vi) whether such Employee is employed by the Company or a Subsidiary, and if by a Subsidiary, the name of the Subsidiary; and (vii) the Company or Subsidiary facility at which such Employee is deemed to be located. The Company has made available to Parent in the Data Room accurate and complete copies of all bonus, incentive or commission arrangements with such Employees.

(b) Schedule 2.26(b) contains a list of individuals who are currently performing services for the Company or any Subsidiary and are classified as “consultants” or “independent contractors” and the respective compensation and country of domicile of each such “consultant” or “independent contractor”. All consulting and independent contractor agreements have been made available to Parent in the Data Room and are listed on Schedule 2.26(b). Any Persons now engaged by the Company or any Subsidiary as independent contractors, rather than employees, have been properly classified as such, are not entitled to any compensation or benefits to which regular, full-time employees are entitled, and have been engaged in accordance with all applicable Laws, except for such instances of misclassification, noncompliance or violations which individually or in the aggregate have not and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Each Employment Agreement is set forth on Schedule 2.26(c) and an accurate and complete copy of each Employment Agreement and any amendment thereto has been made available to Parent in the Data Room.

(d) The Company and each Subsidiary has made available to Parent in the Data Room accurate and complete copies of all employee manuals and handbooks and employment policy statements.

(e) As of the Agreement Date, (i) none of the current Employees have given the Company or any Subsidiary written notice terminating his or her employment with the Company or any Subsidiary, or terminating his or her employment upon a sale of, or business combination relating to, the Company or any Subsidiary or in connection with the Transactions, and, to the Company’s knowledge, no Key Employee has any plans to terminate his or her employment with the Company or any Subsidiary; (ii) neither the Company nor any Subsidiary has a present intention to terminate the employment of any current Employee; (iii) to the Company’s knowledge, no current Employee has received, or is currently considering, an offer to join a business that likely would be competitive with the Company’s or any Subsidiary’s business; (iv) to the Company’s knowledge, no current Employee, consultant or contractor is a party to or is bound by any employment contract, patent disclosure agreement, noncompetition agreement, any other restrictive covenant or other Contract with any Person, or subject to any judgment, decree or order of any court or administrative agency, any of which has or would reasonably be expected to have a material adverse effect in any way on (A) the performance by such Person of any of his or her duties or responsibilities for the Company or any Subsidiary, or (B) the Company’s business or operations; (v) to the Company’s knowledge, no current Employee, contractor or consultant is in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any other restrictive covenant to or other Contract with a former employer or entity relating to the right of any such Employee, contractor or consultant to be employed or retained by the Company or any Subsidiary, as the case may be; and (vi) neither the Company nor any Subsidiary is engaged in any dispute or litigation with an Employee regarding Intellectual Property matters. Schedule 2.26(e) lists all Employees who are party to a non-competition agreement with the Company or any Subsidiary; and copies of such agreements have been made available to Parent in the Data Room.

(f) Neither the Company nor any Subsidiary is party to or bound by any union contract, collective bargaining agreement or similar Contract. Neither the Company nor any Subsidiary knows of any activities or proceedings of any labor union to organize any Employees. Neither the Company nor any Subsidiary has a works council or similar arrangement.

(g) Each Employee has been, and each current Employee currently is, properly classified under the Fair Labor Standards Act of 1938, as amended, and under any applicable Law, except for such instances of misclassification, noncompliance or violations which individually or in the aggregate have not and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Subsidiary is delinquent to, or has failed to pay, any of its Employees, consultants or contractors for any wages (including overtime), salaries, commissions, bonuses, benefits or other compensation for any services performed by them or amounts required to be reimbursed to such individuals. Neither the Company nor any Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(h) Except as set forth in Schedule 2.26(h), (i) neither the Company nor any Subsidiary is liable for any severance pay, bonus compensation, acceleration of payment or vesting of any equity interest, or other payments (other than accrued salary, vacation, or other paid time off in accordance with the Company’s and the Subsidiaries’ policies) to any Employee arising from the termination of employment under any benefit or severance policy, practice, Contract, plan, program of the Company or any Subsidiary, applicable Law or otherwise; and (ii) as a result of or in connection with the Transactions, the Company will not have (A) any liability that exists or arises, or may be deemed to exist or arise, under any benefit or severance policy, practice, Contract, plan or program, including severance pay, bonus compensation or similar payment, of the Company or any Subsidiary, or (B) to accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any Employee.

(i) The Company and each Subsidiary is in compliance in all material respects with all applicable Laws and Contracts respecting employment, employment practices, employee benefits, terms and conditions of employment, immigration matters, labor matters, and wages and hours, in each case, with respect to its current Employees. Neither the Company nor any Subsidiary has any obligation to pay any amount or provide any benefit to any former Employee, other than obligations (i) for which the Company has established a reserve for such amount on the Company Balance Sheet and (ii) pursuant to Contracts entered into after the Balance Sheet Date and listed on Schedule 2.26(i).

(j) There are no claims pending or, to the Company’s knowledge, threatened, before any Governmental Entity by any Employees for compensation, pending severance benefits, vacation time, vacation pay or pension benefits, or, to the Company’s knowledge, any other claim threatened or pending before any Governmental Entity (or any state “referral agency”) from any Employee or any other Person arising out of the Company’s or any Subsidiary’s status as employer, whether in the form of claims for employment discrimination, harassment, retaliation, unfair labor practices, grievances, wrongful discharge, breach of contract, tort, unfair competition or otherwise. In addition, to the Company’s knowledge, there are no pending or threatened claims or actions against the Company or any Subsidiary under any workers compensation policy.

(k) The Company and each Subsidiary, and to the Company’s knowledge each current Employee, is in compliance in all material respects with all applicable visa and work permit requirements.

(l) To the Company’s knowledge, neither the execution, delivery and performance of this Agreement, nor the carrying on of the Company’s and Subsidiaries’ business as presently conducted, nor any activity of any officers, directors, Employees or consultants of the Company or a Subsidiary in connection with the carrying on of the Company’s and Subsidiaries’ business as presently conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract under which any of such officers, directors, Employees or consultants is now bound.

(m) The employment of each of the employees of the Company or any Subsidiary is “at will” (except for non-U.S. employees of the Company or any Subsidiary located in a jurisdiction that does not recognize the “at will” employment concept) and the Company and each such Subsidiary does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees, except as set forth on Schedule 2.26(m). Neither the Company nor any Subsidiary has, and to the knowledge of Company, no other Person has, (i) entered into any Contract that obligates or purports to obligate Parent or Merger Sub to make an offer of employment to any present or former Employee or consultant of the Company or any Subsidiary or (ii) promised or otherwise provided any assurances (contingent or other) to any present or former Employee or consultant of the Company or any Subsidiary of any terms or conditions of employment with Parent or Merger Sub following the Closing.

2.27 Tax Matters. Except as set forth on Schedule 2.27:

(a) The Company and each Subsidiary have timely filed all Tax Returns required to be filed. The Company and each Subsidiary have paid all Taxes owed (whether or not shown on Tax Returns). All Tax Returns filed by the Company and the Subsidiaries were complete and correct in all material respects, and such Tax Returns correctly reflected in all material respects the facts regarding the income, business, assets, operations, activities, status and other matters of the Company and the Subsidiaries and any other information required to be shown thereon. Neither the Company nor any Subsidiary has engaged in any “reportable transaction” for purposes of Treasury Regulation Sections 1.6011-4(b) or Code Section 6111 or any analogous provision of state or local law. There are no material Liens for Taxes upon any of the Company’s or any Subsidiary’s assets, other than Liens for Taxes not yet due and payable or for Taxes that are being contested in good faith through appropriate proceedings and for which adequate reserves have been recorded.

(b) None of the Tax Returns filed by the Company or any Subsidiary or Taxes payable by the Company or any Subsidiary is currently the subject of an audit, action, suit, proceeding, claim, examination, deficiency or assessment by any Governmental Entity.

(c) Neither the Company nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return, and neither the Company nor any Subsidiary has waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) Neither the Company nor any Subsidiary is or has been required to make a basis reduction pursuant to Treasury Regulations Sections 1.1502-20(b) or 1.337(d)-2(b). None of the shares of outstanding capital stock of the Company or any Subsidiary is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.

(e) Neither the Company nor any Subsidiary is, or has been, a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither the Company nor any Subsidiary has made or agreed to make any adjustment under Section 481(a) of the Code (or any corresponding provision of state, local or foreign Tax law) by reason of a change in accounting method or otherwise. Neither the Company nor any Subsidiary has participated in an international boycott as defined in Section 999 of the Code. Neither the Company nor any Subsidiary is, has been or owns, directly or indirectly, any interests in an entity that is or has been a “passive foreign investment company” within the meaning of Sections 1291 to 1297 of the Code or a “controlled foreign corporation” within the meaning of Section 957 of the Code.

(f) Neither the Company nor any Subsidiary is a party to any Tax sharing agreement or similar arrangement (including an indemnification agreement or arrangement regarding Taxes) with any party other than the Company and its Subsidiaries. Neither the Company nor any Subsidiary has ever been a member of a group filing a consolidated federal income Tax Return or a combined, consolidated, unitary or other affiliated group Tax Return for state, local or foreign Tax purposes (other than a group the common parent of which is the Company), and neither the Company nor any Subsidiary has any liability for the Taxes of any Person (other than the Company or any Subsidiary) under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or foreign Tax law), or as a transferee or successor, or by contract, or otherwise.

(g) The unpaid Taxes of the Company and the Subsidiaries did not, as of the Balance Sheet Date, exceed the reserve for actual Taxes (as opposed to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as shown on the Company Balance Sheet, and will not exceed such reserve as adjusted for the passage of time through the Closing Date in accordance with the reasonable past custom and practice of the Company and its Subsidiaries in filing Tax Returns. Neither the Company nor any Subsidiary will incur any liability for Taxes from the Balance Sheet Date through the Closing Date other than in the ordinary course of business or pursuant to the Transactions.

(h) Neither the Company nor any Subsidiary has been informed by any jurisdiction that the jurisdiction believes that the Company or any Subsidiary was required to file any Tax Return that was not filed.

(i) The Company has made available to Parent in the Data Room (i) correct and complete copies of all Tax Returns filed by the Company or any Subsidiary and (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of the Company or any Subsidiary relating to Taxes for all taxable periods for which the statute of limitations has not yet expired.

(j) Since the Balance Sheet Date, there has not been any material change in any method of Tax accounting or any making of a material Tax election or material change of an existing election by the Company or any Subsidiary.

(k) Each of the Company and the Subsidiaries has withheld all amounts required by Law or Contract to be withheld from the wages, salaries or other payments to Employees of or consultants to the Company or any Subsidiary.

(l) In the two years prior to the Agreement Date, neither the Company nor any Subsidiary has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company or any Subsidiary been distributed, in a transaction to which Section 355 of the Code applies (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(m) Neither the Company nor any Subsidiary owns any interest in an entity that is characterized as a partnership for federal income Tax purposes. Schedule 2.27(m) sets forth a complete and accurate list of any Subsidiary for which a “check-the-box” election under Section 7701 has been made.

(n) Schedule 2.27(n) sets forth each jurisdiction (other than United States federal) in which the Company or any Subsidiary files, is required to file or has been required to file a Tax Return or is or has been liable for any Taxes on a “nexus” basis and each jurisdiction that has sent notices or communications of any kind requesting information relating to the Company’s or any Subsidiary’s nexus with such jurisdiction.

(o) Neither the Company nor any Subsidiary has incurred (or been allocated) an “overall foreign loss” as defined in Section 904(f)(2) of the Code which has not been previously recaptured in full as provided in Sections 904(f)(1) and/or 904(f)(3) of the Code. Neither the Company nor any Subsidiary is a party to a gain recognition agreement under Section 367 of the Code. Neither the Company nor any Subsidiary is or ever has been a party to a transaction or agreement that is in conflict with the Tax rules on transfer pricing in any relevant jurisdiction.

(p) Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law) existing on or prior to the Closing Date, (ii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law existing on prior to the Closing Date) executed on or prior to the Closing Date, (iii) installment sale or other open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

(q) Neither the Company nor any Subsidiary has made any payment, is obligated to make any payment, or is a party to any agreement that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4)).

2.28 Foreign Corrupt Practices Act; Export Control Laws. Neither the Company nor any Subsidiary (including any of their officers or directors) has taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, any rules or regulations thereunder or any similar Law relating to bribery or improper influence. The Company and each Subsidiary is currently conducting, and have at all times since their inception conducted, their respective businesses in compliance in all material respects with and not in violation of any export control Law, trade embargo or the anti-boycott provisions of any applicable Law.

2.29 Bank Accounts; Power of Attorney. Schedule 2.29 contains a true and complete list of the name of each bank, brokerage, payment processor or other financial institution (including entities with merchant card accounts) at which the Company or any Subsidiary has an account, deposit, lockbox or safe deposit box, the account number or other identification thereof, and the names of all Persons authorized to draw thereon or to have access thereto. There are no outstanding powers of attorney executed on behalf of the Company or any Subsidiary.

2.30 Customers; Distributors. Schedule 2.30 identifies each Customer that, together with such Customer’s Affiliates, contributed at least $100,000 to the consolidated gross revenues of the Company and the Subsidiaries in fiscal years ended December 31, 2003, December 31, 2004 or December 31, 2005. As of the Agreement Date, neither the Company nor any Subsidiary has received written notice from any such Customer indicating that any Customer intends not to renew its subscription or support agreement with the Company and the Subsidiaries. As of the Agreement Date, neither the Company nor any Subsidiary has received written notice from any distributor, reseller or integrator of any of the Company Products indicating that any such distributor, reseller or integrator intends to cease acting as a distributor, reseller or integrator of such Company Products.

2.31 Company Customer Information. Neither the Company nor any Subsidiary has sold, transferred, licensed, disclosed, made available to the public or otherwise released for distribution any of its customer files or other customer information relating to the Company’s or any Subsidiary’s current and former Customers (the “Company Customer Information”). Except for information as provided to sales representatives (which information is subject to a customary non-disclosure agreement), no Person other than the Company or a Subsidiary possesses or has any claims or rights with respect to use of the Company Customer Information.

2.32 Governmental Authorization. Schedule 2.32 lists each consent, license, permit, grant or other authorization issued to the Company, any Subsidiary or any Employee by a

Governmental Entity (i) pursuant to which the Company or a Subsidiary currently operates or holds any interest in any of its properties or (ii) which is required for the operation of its business as currently conducted or the holding of any such interest (collectively, the “Company Authorizations”), except where the failure to hold such consent, license, permit, grant or other authorization would not be reasonably expected to have a Company Material Adverse Effect. The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company and each Subsidiary to operate or conduct its business in all material respects as currently conducted or to hold any interest in its properties or assets. Neither the Company nor any Subsidiary is in violation of any material term of any Company Authorization.

2.33 No Existing Discussions. As of the Agreement Date, neither the Company nor any Subsidiary is engaged, directly or indirectly, in any discussions or negotiations with any Person (other than Parent) with respect to a Third-Party Acquisition.

2.34 Representations. Except for the representations and warranties expressly set forth in this Article II, the Disclosure Schedule or any certificate furnished by the Company or an officer of the Company pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representations or warranties on behalf of the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT,

MERGER SUB AND MERGER LLC

Parent, Merger Sub and Merger LLC represent and warrant to the Company as follows:

3.1 Organization of Parent and Merger Sub. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger LLC is a limited liability company duly formed and validly existing under the laws of the State of Delaware. Each of Parent, Merger Sub and Merger LLC has the requisite corporate or limited liability company power and authority to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing as a foreign corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to be material to Parent, Merger Sub or Merger LLC or Parent’s, Merger Sub’s or Merger LLC’s ability to consummate the Transactions to which they are a party in a timely manner.

3.2 Authority. Each of Parent, Merger Sub and Merger LLC has all requisite corporate or limited liability company power and authority to enter into this Agreement and the other Transaction Agreements to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Agreements to which Parent, Merger Sub or Merger LLC is a party and the consummation of the Transactions have been duly authorized by all necessary corporate or limited liability company action on the part of Parent, Merger Sub and Merger LLC. This Agreement has been, and each of the other Transaction Agreements to which Parent, Merger Sub or Merger LLC is a party will be at the Closing, duly executed and delivered by Parent, Merger Sub and Merger LLC and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than Parent, Merger Sub and Merger LLC), this Agreement constitutes, and in the case of the other Transaction Agreements they will at Closing constitute, valid and binding obligations of Parent, Merger Sub and Merger LLC, enforceable against each of Parent, Merger Sub, and Merger LLC in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity, is required by or with respect to Parent, Merger Sub or Merger LLC in connection with the execution and delivery of this Agreement and the other Transaction Agreements by Parent, Merger Sub and Merger LLC or the consummation by Parent, Merger Sub and Merger LLC of the Transactions except for (i) the filing of the Certificate of Merger and of a certificate of merger with respect to the Upstream Merger with the Secretary of State of the State of Delaware and the filing with the NASDAQ National Market of a Notification Form for Listing of Additional Shares, (ii) the filings, permits, authorizations, consents, approvals or other such actions as may be required under, and other applicable requirements of, the HSR Act and any applicable non-U.S. antitrust Laws, (iii) such consents, approvals, orders, authorizations, registrations, declarations, filings and notices as may be required under applicable securities Laws and (iv) such other filings, authorizations, consents and approvals that if not obtained or made would not reasonably be expected to be material to Parent, Merger Sub or Merger LLC or Parent’s, Merger Sub’s or Merger LLC’s ability to consummate the Transactions to which they are a party in a timely manner.

3.3 No Conflict. The execution and delivery by Parent, Merger Sub and Merger LLC of this Agreement and the other Transaction Agreements to which any of them is a party, and the consummation of the Transactions, do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or By-Laws of Parent or Merger Sub or organizational documents of Merger LLC, (ii) any material contract to which Parent, Merger Sub or Merger LLC is a party or to which they or any of their respective properties or assets (whether tangible or intangible) is subject or bound, or (iii) any Law applicable to Parent, Merger Sub or Merger LLC or any of their respective properties (whether tangible or intangible) or assets, except, in the case of (ii) or (iii), for such conflicts, violations or defaults as would not individually or in the aggregate reasonably be expected to have a Parent Material Adverse Effect.

3.4 SEC Filings; Financial Statements.

(a) Parent has timely filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2005 under the Exchange Act or the Securities Act, including all such documents filed after the date hereof and prior to the Effective Time (as such documents have been amended since the time of their filing and all documents incorporated by reference therein, collectively, the “Parent SEC Documents”).

As of their respective dates and if amended prior to the date hereof, as of the date of the last such amendment, the Parent SEC Documents (i) did not, and all documents filed by Parent with the SEC under the Exchange Act or the Securities Act between the Agreement Date and the Closing Date will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were or will be made, not misleading, and (ii) complied, and all documents filed by Parent with the SEC under the Exchange Act or the Securities Act between the Agreement Date and the Closing Date will comply, in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, at such time of filing.

(b) Each of the financial statements (including in each case, any related notes thereto), contained or reflected in the Parent SEC Documents (i) was, and all financial statements contained or reflected in documents filed by Parent with the SEC under the Exchange Act or the Securities Act between the Agreement Date and the Closing Date will be, prepared from the books and records of Parent and its subsidiaries; (ii) was, and all financial statements contained or reflected in documents filed by Parent with the SEC under the Exchange Act or the Securities Act between the Agreement Date and the Closing Date will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto or, in the case of unaudited statements, except that such unaudited statements do not contain footnotes as permitted by Form 10-Q under the Exchange Act); (iii) complied in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as in effect on the date of filing; and (iv) fairly presents, and all financial statements contained or reflected in documents filed by Parent with the SEC under the Exchange Act or the Securities Act between the Agreement Date and the Closing Date will fairly present, in all material respects, the consolidated financial position of Parent and its subsidiaries as of their respective dates and the consolidated results of their respective operations and cash flows for the periods indicated therein, except that the unaudited interim financial statements were or will be subject to normal year end audit adjustments which were not and will not be expected to be material in the aggregate. The earnings and financial information reported in the press release issued by Parent on March 28, 2006 is accurate in all material respects.

(c) The certificates of the Chief Executive Officer and Chief Financial Officer of Parent required by Rules 13a-14 and 15d-14 promulgated under the Exchange Act or 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to the Parent SEC Documents, as applicable, were true and correct as of their respective dates. Since November 30, 2005, there have been no material changes in Parent’s internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act), or any significant deficiencies or material weaknesses in Parent’s internal controls.

3.5 Capitalization. As of the Agreement Date, the authorized capital stock of Parent consists of (i) 5,000,000 shares of undesignated preferred stock, par value $.0001 per share, none of which are issued and outstanding, and (ii) 300,000,000 shares of Parent Common Stock, of which 183,500,349 shares are issued and outstanding as of the close of business on the Business Day immediately preceding the Agreement Date.

3.6 Litigation. Except as set forth in the Parent SEC Documents, there is no action, suit or proceeding of any nature pending or, to the knowledge of Parent, threatened, against Parent, Merger Sub or Merger LLC or any of their respective properties and neither Parent nor Merger Sub is subject to any outstanding order of any Governmental Entity that, in either case, would be reasonably likely, individually or in the aggregate, to (a) prevent or materially delay the consummation of the Merger, (b) otherwise prevent or materially delay performance by Parent, Merger Sub or Merger LLC of any of their material obligations under this Agreement, or (c) which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

3.7 Brokers’ and Finders’ Fees. Except as set forth on Schedule 3.7, none of Parent, Merger Sub or Merger LLC has incurred, or will incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any of the other Transactions.

3.8 No Material Adverse Change. Since November 30, 2005 and through and including the Agreement Date, (i) Parent and its subsidiaries have operated their respective businesses in the ordinary course of business consistent with past practices, and (ii) there has not been any event, occurrence, change, effect or condition of any character, which individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

3.9 Merger Consideration.

(a) Parent, Merger Sub and Merger LLC collectively have and will have at the Effective Time sufficient funds on hand to pay the cash portion of the Merger Consideration.

(b) All of the Parent Common Stock to be issued by Parent hereunder has been duly authorized and, upon the issuance thereof in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights.

(c) Parent has authorized and reserved for issuance the shares of Parent Common Stock issuable as contingent consideration described in Section 1.10 or upon the exercise of the Parent Options described in Section 1.6(e)(i), and such shares of Parent Common Stock, when issued upon satisfaction of the conditions specified in Section 1.10 or upon exercise of such Parent Options in accordance with the terms thereof, shall be duly authorized, validly issued, fully paid and non-assessable and not subject to any preemptive or similar rights.

ARTICLE IV

CERTAIN COVENANTS

4.1 Conduct of Business of the Company and Subsidiaries. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company will (except to the extent that Parent shall otherwise consent in writing), and will cause each Subsidiary to, carry on its business in the usual and ordinary course in substantially the same manner as heretofore conducted, pay its debts and Taxes when due, pay or perform other material obligations when due, and use commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with Customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving unimpaired its goodwill and ongoing businesses at the Effective Time. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or set forth on Schedule 4.1, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, and shall cause each Subsidiary not to, directly or indirectly, without the prior written consent of Parent:

(a) reprice, extend the term of, or otherwise modify any Company Stock Rights or accelerate the vesting of any Company Stock Right or Company Restricted Stock, unless otherwise required by the express terms of such agreements or rights as in effect on the Agreement Date;

(b) make any payments or enter into any commitment or transaction outside of the ordinary course of business in excess of $50,000 in any individual case or $250,000 in the aggregate;

(c) issue, grant, deliver or sell, or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Company Capital Shares, Subsidiary Securities or Company Stock Rights, except for the issuance of Company Capital Shares upon conversion or exercise, as applicable, of the Company Preferred Shares and the Company Warrants and upon exercise of Company Stock Rights outstanding on the Agreement Date, or amend any of the terms (including the vesting of) any Company Options, any Company Warrants or any other Company Stock Right;

(d) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire outside of the ordinary course of business any assets in any amount;

(e) hire or engage any employees or consultants, or encourage any Employees or consultants to resign from the Company or any Subsidiary, or promote any Employees or change the employment status or titles of any of the Employees, except for the hiring of employees at non-executive levels in the ordinary course of business and in accordance with the operating plan for the Company attached as Appendix 4.1 to Schedule 4.1 at compensation rates comparable to other Employees at similar levels;

(f) fail to keep in full force all insurance policies described in Section 2.21;

(g) fail to pay accounts payable and other obligations in the ordinary course of business, except for such accounts payable and obligations that the Company is contesting in good faith;

(h) except in the ordinary course of business, modify, amend or terminate any material Company Contract, or knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of the Company or a Subsidiary);

(i) license any material Intellectual Property rights to or from any Person or, except in the ordinary course of business, enter into any material Contract;

(j) enter into any Contract pursuant to which the Company makes representations or warranties or assumes support obligations that are materially more burdensome on the Company or any Subsidiary than the representations, warranties and support obligations made in the Standard Support Agreement;

(k) take any action described in Sections 2.9(b) (except that the Company shall adopt the Charter Amendment), (c), (d), (g) (except as required by a change in Law or to comply with a change in GAAP after the Agreement Date), (h), (i), (j), (k), (l) (except that the Company may extend employment offers in connection with the hiring of employees at non-executive levels in accordance with Section 4.1(e)), (m), (n), (o), (p), (r) (other than clause (iii) thereof), or (s);

(l) open or close any facility or office;

(m) enter into or amend any Company Employee Plan, except as may be required by a change in Law after the Agreement Date; or

(n) commence or settle any lawsuit or proceeding (except to enforce this Agreement);

(o) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (n) above, or any other action that would prevent the Company from performing or cause the Company not to perform its obligations in any material respect under this Agreement.

4.2 Access to Information. The Company shall provide Parent and its accountants, legal counsel, and other representatives reasonable and timely access during reasonable times during the period prior to the Effective Time to personnel, advisors, books, Company Contracts and records of the Company and the Subsidiaries as Parent may reasonably request; provided that in respect of the Employees or consultants that are employed or were employed and remain domiciled in any country that has enacted legislation implementing the EU Personal Data Privacy Directive or similar legislation, the provision of information identifying or identifiable to individual Employees or consultants will be subject to Parent, Merger Sub and Merger LLC entering into contractual undertakings regarding maintenance of privacy of such data in a form that is reasonably necessary to effect compliance with such legislation. The Company agrees to provide Parent and its accountants, legal counsel, and other representatives copies of internal financial statements prepared by the Company in the ordinary course of business promptly upon request. All requests for access to the personnel, advisors, books, Company Contracts and records of the Company and the Subsidiaries or any other information shall be submitted or directed by Parent exclusively to the Chief Executive Officer, Chief Operating Officer, Chief

Financial Officer, Chief Technical Officer or Controller of the Company. No information or knowledge obtained in any investigation pursuant to this Section or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or any certificate or other document delivered hereunder or the conditions to the obligations of the parties to consummate the Transactions.

4.3 Confidentiality. The parties acknowledge that the Company and Parent have previously executed a Confidentiality Agreement, dated as of September 30, 2005 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and shall apply to any information provided to Parent or its accountants, legal counsel or other representatives in accordance with Section 4.2.

4.4 Public Disclosure. Except as contemplated by this Agreement or as otherwise required by Law (including applicable securities Laws) or by regulatory authority or listing or trading agreement, no disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement shall be made prior to the Effective Time by any party hereto (other than disclosures to Stockholders in connection with the approval of this Agreement, to holders of Company Options and to holders of Company Warrants in connection with the Closing, and other than any filing by Parent or the Company with the SEC or other Governmental Entity) unless approved by Parent and the Company prior to release. Notwithstanding the immediately preceding sentence, in the event that Parent or the Company is required by Law (including applicable securities Laws) or any listing or trading agreement to make any such disclosure, such party shall, to the extent permitted by Law, notify the other party prior to making such disclosure and shall use commercially reasonable efforts to give the other party an opportunity to comment on such disclosure.

4.5 Consents. The Company shall promptly apply for or otherwise seek and use its commercially reasonable efforts to promptly obtain all consents and approvals required to be obtained by it in connection with the Transactions, including all consents, waivers, or approvals under any of the Company Contracts in order to preserve the benefits thereunder for the Surviving Corporation (and the surviving entity in the Upstream Merger) and otherwise in connection with the Transactions and from any Governmental Entity.

4.6 Conditions to the Closing. Each of the parties to this Agreement shall use its commercially reasonable efforts to effectuate the Transactions and to fulfill and cause to be fulfilled the conditions to Closing under this Agreement. Each of the parties to this Agreement shall use its commercially reasonable efforts to comply promptly with all legal requirements which may be imposed on such party with respect to the Transactions and will promptly cooperate with and furnish information to any other party hereto in connection with any such requirements imposed upon such other party in connection with the Transactions. Each party will use its commercially reasonable efforts to obtain and make (and will cooperate with the other parties in obtaining or making) any consent, authorization, order or approval of, or any registration, declaration, or filing with, or an exemption by, any Governmental Entity, or other third party, required to be obtained or made by such party or its subsidiaries in connection with the Transactions or the taking of any action contemplated thereby or by this Agreement.

4.7 Notification of Certain Matters. The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of, and promptly deliver supplemental information reasonably requested by Parent or the Company, as the case may be, explaining (i) the occurrence or non-occurrence of any event which is likely to cause any representation or warranty of the Company, on the one hand, or Parent, Merger Sub or Merger LLC, on the other hand, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (ii) any failure of the Company or Parent, as applicable, to comply with or satisfy in any material respect any covenant or condition to be complied with or satisfied by it under this Agreement and (iii) any event, condition, fact or circumstance that would reasonably be expected to make any of the conditions set forth in Article V incapable of timely satisfaction. None of the foregoing notices or supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or any certificate or other documents delivered hereunder.

4.8 No Solicitation.

(a) Until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.1, neither the Company nor any Subsidiary or any of their respective officers, directors, current Employees, financial advisors, legal advisors or representatives (collectively, the “Representatives”) will, directly or indirectly, (i) solicit or initiate any inquiry, proposal or offer from, or agree to enter into, execute or deliver any Contracts with, any Person (other than Parent or its Affiliates) relating to (A) any merger, share issuance or exchange, business combination, reorganization, consolidation or similar transaction involving the Company or any Subsidiary, (B) the acquisition of beneficial ownership of any equity interest in the Company or any Subsidiary, whether by issuance by the Company or any Subsidiary or by purchase (through a tender offer, exchange offer, negotiated purchase or otherwise) from the stockholders of the Company or otherwise, other than upon exercise of Company Warrants and Company Options outstanding as of the Agreement Date, upon conversion of any Company Preferred Shares, or (C) the license or transfer of all or a material portion of the assets of the Company (any of the transactions described in clauses (A) through (C), a “Third-Party Acquisition”); or (ii) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or otherwise cooperate with, knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek, a Third-Party Acquisition; provided, however, that, at any time prior to the approval of this Agreement by the Stockholders in accordance with the DGCL, if the Company receives a bona fide written proposal regarding a Third-Party Acquisition that was unsolicited and did not otherwise result from a breach of this Section 4.8(a), the Company may furnish non-public information with respect to the Company and the Subsidiaries to the Person who made such proposal and may participate in discussions regarding such Third-Party Acquisition if at least a majority of the members of the Company Board determines in good faith, after receiving advice from independent outside legal counsel, that failure to do so would constitute a violation of the fiduciary duties of the Company Board to the Stockholders under applicable Law, the Company Board determines that such Third-Party Acquisition is reasonably likely to lead to a Superior Proposal, and prior to the disclosure of any non-public information with respect to the Company or any Subsidiary, such Person enters into a confidentiality agreement with the Company that is not, in any material respect, less restrictive as to such Person than the Confidentiality Agreement.

The Company, the Subsidiaries and their Representatives shall immediately cease all discussions and negotiations regarding any proposal that constitutes, or would reasonably be expected to lead to, a Third-Party Acquisition.

(b) In the event the Company or any Representative receives an unsolicited inquiry, proposal or offer relating to a Third-Party Acquisition, (i) the Company will promptly (and in any event within one Business Day after such receipt) notify Parent of such inquiry, proposal or offer, including the identity of the other Person and the material terms of such inquiry, proposal or offer and (ii) the Company shall be permitted to provide a response without breaching this Section 4.8; provided that, except as otherwise permitted under Section 4.8(a), the response is limited to informing the initiator of such inquiry, proposal or offer that the Company is unable to respond further at this time. If the Company makes a determination under the final sentence of Section 4.8(a) that it is permitted to furnish non-public information and/or engage in discussions or negotiations with another Person, the Company shall, within one Business Day after such determination, notify Parent in writing of such determination and the basis therefor, and shall keep Parent informed, on a current basis, of the status of such discussions or negotiations and the terms being discussed or negotiated.

4.9 Company Employee Plans.

(a) From and after the Effective Time, Parent shall provide the Employees with benefits that are substantially comparable, in the aggregate, to the benefits provided to similarly-situated employees of Parent and its Affiliates. To the extent that service is relevant for purposes of eligibility, vesting, calculation of any benefit, or benefit accrual under any employee benefit plan, program or arrangement established or maintained by Parent following the Effective Time for the benefit of the Employees, such plan, program or arrangement shall credit such Employees for service up to and including the Effective Time with the Company or any of the Subsidiaries. In addition, with respect to any welfare benefit plan (as defined in Section 3(1) of ERISA) established or maintained by Parent following the Effective Time for the benefit of the Employees, such plan shall waive any pre-existing condition exclusions and provide that any covered expenses incurred on or before the Effective Time by any Employee or by a covered dependent shall be taken into account for purposes of satisfying applicable deductible coinsurance and maximum out-of-pocket provisions after the Effective Time.

(b) Effective immediately preceding the Closing, the Company will terminate any and all Company Employee Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Company 401(k) Plans”) and effective immediately prior to the Closing, no Employee shall have any right to contribute any amounts to any Company 401(k) Plans. Parent shall cause the trustee of the defined contribution plan intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code in which United States employees participate (the “Parent 401(k) Plan”), to accept “eligible rollover distributions” (as such term is defined under Section 402 of the Code) from the Company 401(k) Plan if the Company 401(k) Plan has been qualified as a qualified cash or deferred arrangement under Section 401(k) of the Code and only to the extent such “eligible rollover distributions” may be accepted pursuant to the terms of the Parent 401(k) Plan without constituting a breach or violation of the Parent 401(k) Plan or applicable Law. At the request of Parent, the Company will provide Parent with evidence that such Company Employee Plans have been terminated effective immediately prior to the Closing pursuant to resolutions duly adopted by the Company Board. In addition, at the request of Parent, the Company will terminate any and all other Company Employee Plans, including any group health, dental, severance, separation or salary continuation plans, programs or arrangements, effective either immediately prior to the Closing or thereafter as specified by Parent and, at the request of Parent, the Company will provide Parent with evidence that such Company Employee Plans have been so terminated pursuant to resolutions duly adopted by the Company Board.

(c) No later than five (5) Business Days prior to the Closing Date, the Company shall provide Parent with the following information for each outstanding Company Common Share issued upon exercise of an option: the name and domicile address of the holder of such Company Common Share on record with the Company, the date of grant of such option, an indication of whether such holder is a current employee of the Company or a Subsidiary (and if not a current employee of the Company or a Subsidiary, the date of termination of such individual’s employment or service), the total number of Company Common Shares issuable upon exercise of such option on the date of grant and any amendment thereto, the exercise price of such option, whether such option was intended to be an incentive stock option as defined in Section 422 of the Code, the date(s) such option was exercised, the number of Company Common Shares issued upon each date of exercise and the method of payment of the exercise price for such option.

4.10 Tax Matters.

(a) Conduct of the Company. From the Agreement Date until the Effective Time, neither the Company nor any Subsidiary shall make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, except with the prior written consent of Parent.

(b) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the Merger shall be paid by the Stockholders when due, and the Stockholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, Parent will join in the execution of any such Tax Returns and other documentation. If an amount payable to any Person pursuant to this Agreement shall be subject to Taxes pursuant to this Section 4.10(b), then a portion of such amount equal to the amount of such Taxes shall, to the extent required by law, be withheld from the payment to such Person and remitted to the appropriate Tax Authority.

(c) Clearance Certificates. Prior to the Closing, the Company shall deliver to Parent a clearance certificate or similar document(s) which may be required by any Tax Authority to relieve Parent of (i) any obligation to withhold Taxes in connection with the Transactions and (ii) any liability for Taxes (determined without regard to provisions of this Agreement assigning responsibility therefor) for which relief is available by reason of the filing of an appropriate certificate or other document.

(d) Tax Returns. The Company will promptly provide or make available to Parent copies of all Tax Returns, reports and information statements that are filed after the Agreement Date and prior to the Closing Date.

(e) Tax Contests. The Parent shall have the right to control any Tax audit, initiate any claim for refund, contest, resolve and defend against any assessment, notice of deficiency, or other adjustment or proposed adjustment relating to any and all Taxes for any taxable period ending on or prior to December 31, 2005 with respect to the Company or any Subsidiary; provided that the Stockholder Representative shall have the right to participate in any Tax proceeding concerning such matters at its own expense directly or through counsel. Parent shall not agree to any settlement of, or entry of any judgment arising from, any such Tax proceeding without the prior written consent of the Stockholder Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

(f) Tax Carryforwards. The Company agrees to cooperate with Parent and provide any factual information requested by Parent that is reasonably necessary for Parent to determine the limitations, if any, on the Company’s tax carryforwards under Sections 382, 383 and 384 of the Code or any similar provision of Law of any other jurisdiction applicable to the Company or any Subsidiary. In furtherance of the foregoing, and without limiting the generality of the foregoing, the Company agrees that, on or before the Closing Date, it will use its commercially reasonable efforts to provide to Parent the following information: (i) any information known to the Company regarding the ownership of the equity of the Company from the time the Company was formed through the Agreement Date (including any capitalization tables, option tables or redemption tables known to the Company with respect to the equity of the Company showing the ownership of Company stock or options, the dates any such stock or options were issued or transferred, and the prices and (if applicable) strike prices at which any such stock or options were issued), (ii) any information known to the Company regarding any relationships between or among the Shareholders, (iii) any valuation-type spreadsheets, memoranda, offering documents, resolutions of the Company Board, or similar materials of the Company that have been prepared by or for the Company in connection with any stock offerings, option issuances, changes in option pricing or redemptions, if any, and (iv) any written analysis known to the Company that has been conducted regarding whether there is any limitation on its Tax carryforwards under the foregoing Code sections.

(g) Tax Consequences. The parties hereto intend that the Merger and the Upstream Merger, considered together as a single integrated transaction for United States federal income tax purposes, shall constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the U.S. Income Tax Regulations. The parties are not aware of any facts or circumstances that would preclude the Merger and the Upstream Merger, considered together as a single integrated transaction for United States federal income tax purposes, from qualifying for treatment as a reorganization for U.S. federal income tax purposes and have not and will not take any actions inconsistent with such treatment.

(h) FIRPTA. Prior to the Closing, the Company shall deliver to Parent a notice that the Company Capital Shares are not “U.S. real property interests” in accordance with Treasury Regulations under Sections 897 and 1445 of the Code, together with evidence reasonably satisfactory to Parent that the Company had provided notice to the Internal Revenue Service in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations. If Parent does not receive the notice described above prior to the Closing Date, Parent or Merger Sub shall be permitted to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.

4.11 Exercise and Termination of Company Stock Rights. Promptly after the Agreement Date, the Company shall deliver proper notice to each holder of a Company Option and to each holder of a Company Warrant informing such holder of the effect of the Transactions on the Company Options and Company Warrants.

4.12 Indemnification of Directors and Officers of the Company.

(a) Indemnification Obligations. Subject to Schedule 6.2(e), during the period beginning at the Effective Time and ending six years after the Effective Time, Parent will ensure that the Surviving Corporation (and the surviving entity in the Upstream Merger) fulfills and honors the obligations of the Company to the Company’s present and former directors and officers (the “Indemnified D&Os”) pursuant to the terms of the Company Certificate of Incorporation and the Company’s By-laws as in effect on the Agreement Date; provided, however, that all rights to indemnification in respect of any claims asserted or made within such six-year period shall continue until the disposition of such claim.

(b) D&O Insurance. Prior to the Effective Time, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers in a form acceptable to the Company which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company and such other directors’ and officers’ liability insurance coverage as determined by the Company, and the Company shall pay all premiums associated therewith (the “Premiums”) prior to the Effective Time. Parent shall provide commercially reasonable cooperation to the Indemnified D&Os in order to afford the Indemnified D&Os the right to receive any payment to which they are entitled under such insurance policy or policies.

(c) Beneficiaries. Section 4.12(a) and the last sentence of Section 4.12(b) shall survive the consummation of the Merger, are intended, from and after the Effective Time, to benefit the Indemnified D&Os, shall be binding on all successors and assigns of the Surviving Corporation (including the surviving entity in the Upstream Merger), and, from and after the Effective Time, shall be enforceable by the Indemnified D&Os. In the event Parent or the Surviving Corporation (including the surviving entity in the Upstream Merger) or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation (including the surviving entity in the Upstream Merger), as the case may be, assume the obligations set forth in this Section 4.12.

4.13 Resignation of Directors. The Company shall obtain the resignations of all directors of the Company and such directors of the Subsidiaries as Parent designates in writing, effective as of the Effective Time, which such resignations shall not prejudice in any manner any contractual rights of such directors.

4.14 Antitrust Filings.

(a) As promptly as practicable after the Agreement Date, Parent and the Company will, and the Company will cause any Affiliate required to make an Antitrust Filing to, (i) file with the U.S. Department of Justice and the U.S. Federal Trade Commission premerger notification and report Forms under and in compliance with the HSR Act with respect to the Merger and the other Transactions and (ii) each make in timely fashion such other filings as Parent deems necessary or desirable in connection with the Merger under applicable Antitrust Laws ((i) and (ii) collectively, (the “Antitrust Filings”) with the appropriate Governmental Entity designated by Law to receive such filings (with respect to a non-U.S. Antitrust Filing, a “Foreign Antitrust Governmental Entity”). Parent and the Company shall furnish to each other all information required for any necessary filing or other application in connection with the Merger and the other Transactions. Parent and the Company shall share equally all filing fees in connection with the Antitrust Filings.

(b) The Company and Parent shall each cooperate reasonably with the other in connection with resolving any inquiry or investigation by the U.S. Department of Justice or the U.S. Federal Trade Commission or any Foreign Antitrust Governmental Entity relating to their respective Antitrust Filings. The Company and Parent shall each promptly inform the other of any communication with, and any proposed understanding, agreement, or undertaking with the U.S. Department of Justice or the U.S. Federal Trade Commission or any Foreign Antitrust Governmental Entity relating to its Antitrust Filings and permit the other party to review in advance any proposed written communication to any Governmental Entity. As promptly as is practicable after receiving any request from the U.S. Department of Justice or the U.S. Federal Trade Commission under the HSR Act or any Foreign Antitrust Governmental Entity for information, documents or other materials in connection with the review of the Antitrust Filings, Parent or the Company, as the case may be, shall use commercially reasonable efforts to comply with such request. The Company and Parent shall each give the other reasonable advance notice of, and the opportunity to participate in (through its counsel and/or others) any inquiry or investigation by, or any meeting or conference (whether by telecommunications or in person) with, the U.S. Department of Justice or the U.S. Federal Trade Commission or any Foreign Antitrust Governmental Entity relating to the Antitrust Filings. The Company and Parent shall each furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) drafted by or in conjunction with outside counsel between it and its Affiliate and respective representatives on the one hand and any Governmental Entity or members of such Governmental Entity’s staff on the other hand, concerning the review, clearance or approval of the Transactions under the HSR Act or any similar applicable Law, except to the extent prohibited by applicable Law or the instructions of such Governmental Entity.

(c) Each of Parent and Company hereby covenants and agrees to use reasonable best efforts to secure termination or expiration of any waiting periods under the HSR

Act or any other applicable domestic or foreign Law and to obtain the approval of the U.S. Federal Trade Commission, the U.S. Department of Justice, or any other Governmental Entity, as applicable, for the Merger and other Transactions.

(d) Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Affiliates shall be under any obligation to (i) make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets of Parent or any of its Affiliates or the Company or any of its Affiliates or the holding separate of the shares of stock of the Company (or shares of stock of the Surviving Corporation or limited liability company interests of Merger LLC) or imposing or seeking to impose any material limitation on the ability of Parent or any of its Affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of stock of the Company (or shares of stock of the Surviving Corporation or limited liability company interests of Merger LLC), or (ii) take any action under this Section if the United States Department of Justice or the United States Federal Trade Commission, or any Governmental Entity administering any other applicable Antitrust Law, authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger.

4.15 Registration of Shares.

(a) Parent agrees to file with the SEC, as promptly as reasonably practicable following the Effective Time, but in any event within fifteen (15) Business Days thereafter, a shelf registration statement on Form S-3 pursuant to Rule 415 under the Securities Act (the “Registration Statement”) covering the resale on a delayed or continuous basis by the Participating Holders of the Parent Common Stock issued to the Participating Holders pursuant to the Merger (other than shares of Parent Common Stock issuable as contingent consideration as described in Section 1.10) (the “Registrable Shares”), provided that such shares shall cease to be “Registrable Shares” on the first anniversary of the Closing Date or such earlier date as such shares are sold under the Registration Statement. If Parent is eligible as a WKSI, the Registration Statement shall utilize the automatic shelf registration process under Rule 415 and Rule 462 under the Securities Act, and in connection therewith, Parent agrees to make any other filings with the SEC required to be made prior to the effectiveness of the Registration Statement, including, if required, a Current Report on Form 8-K with respect to the closing of the Transactions and all financial statements required to be included therein, provided that the Company has provided Parent with all such financial statements of the Company. If Parent is not eligible as a WKSI, Parent will use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as expeditiously as possible and to maintain the effectiveness of the Registration Statement until the date one year after the Closing Date or such earlier time as all of the Registrable Shares covered by the Registration Statement have been sold pursuant thereto. Parent, the Company, the Participating Holders and the Stockholder Representative acknowledge that, under current Law, any shares of Parent Common Stock to be acquired by the Participating Holders as contingent consideration as described in Section 1.10 shall be deemed, for purposes of Rule 144 under the Securities Act, to have been acquired on the Closing Date. In the event that Parent determines that any of the shares of Parent Common Stock to be acquired by the Participating Holders as contingent consideration as described in Section 1.10 shall be deemed, for purposes of Rule 144 under the Securities Act, to have been acquired as of any date later than the Closing Date, Parent shall use its commercially reasonable efforts to register such shares for resale in accordance with this Section 4.15 and to maintain the effectiveness of the related Registration Statement for a period of one year from the date deemed to be the acquisition date of such shares by the Participating Holders.

(b) Parent shall notify the Participating Holders of the effectiveness of the Registration Statement and shall furnish to each Participating Holder, without charge, such number of copies of the Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Registration Statement or such other documents as the Participating Holders may reasonably request in order to facilitate the sale of the Registrable Shares in the manner described in the Registration Statement.

(c) Parent shall as promptly as reasonably practicable notify each Participating Holder of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement with respect to such Participating Holder’s Registrable Shares or the receipt of notice of the initiation of any proceedings for that purpose. Parent shall use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of such a Registration Statement at the earliest possible moment. Parent shall promptly notify the Participating Holders of any request by the SEC for any amendment or supplement to, or additional information in connection with, the Registration Statement (or prospectus relating thereto). Parent shall promptly notify each Participating Holder of the filing of the Registration Statement or any prospectus, amendment or supplement related thereto or any post-effective amendment to the Registration Statement and the effectiveness of any post-effective amendment.

(d) Parent shall promptly prepare and file with the SEC from time to time such amendments and supplements to the Registration Statement and prospectus used in connection therewith as may be necessary to keep the Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all of the Registrable Shares until the first anniversary of the Closing Date. Upon ten (10) Business Days’ notice, Parent shall file any supplement or post-effective amendment to the Registration Statement with respect to the plan of distribution (other than a distribution including an underwritten offering) or a Participating Holder’s ownership interests in his, her or its Registrable Shares that is reasonably necessary to permit the sale of such Participating Holder’s Registrable Shares pursuant to the Registration Statement.

(e) Parent may, by written notice to the Participating Holders, (i) delay the filing of the Registration Statement or (ii) suspend the Registration Statement after effectiveness and require that the Participating Holders immediately cease sales of shares pursuant to the Registration Statement, in the event that (A) Parent is engaged in any activity or transaction or preparations or negotiations for any activity or transaction that Parent desires to keep confidential for business reasons, if Parent determines in good faith that the public disclosure requirements imposed on Parent under the Securities Act in connection with the Registration Statement would require disclosure of such activity, transaction, preparations or negotiations or (B) any financial statements or other information required to be included or incorporated by reference in the Registration Statement are not available. If Parent suspends the Registration

Statement and requires the Participating Holders to cease sales of shares pursuant to this Section 4.15(e), Parent shall, as promptly as practicable following the termination of the circumstance which entitled Parent to do so, take such actions as may be necessary to file or reinstate the effectiveness of the Registration Statement and give written notice to all Participating Holders authorizing them to resume sales pursuant to the Registration Statement. If as a result thereof the prospectus included in the Registration Statement has been amended to comply with the requirements of the Securities Act, Parent shall enclose such revised prospectus with the notice to Participating Holders given pursuant to this Section 4.15(e), and the Participating Holders shall make no offers or sales of shares pursuant to the Registration Statement other than by means of such revised prospectus. Parent need not specify the nature of the event giving rise to any delay or suspension in any notice to Participating Holders and the holders agree to treat and keep the existence of such delay or suspension, as the case may be, confidential. Notwithstanding anything to the contrary herein, the Parent shall not exercise its rights under this Section 4.15(e) to delay the filing of the Registration Statement and/or suspend sales of Registrable Shares for one or more periods (calculated from and including the due date for the filing of the Registration Statement as set forth in Section 4.15(a) or the date of receipt by the Participating Holders of notice of any suspension of sales, as the case may be, through and including the date of filing of the Registration Statement or date of receipt by the Participating Holders of notice that sales may resume, as the case may be) in excess of 105 days in the aggregate in any twelve (12) month period.

(f) In connection with the filing by Parent of the Registration Statement, Parent shall furnish to each Participating Holder a copy of the prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act. If Parent has delivered a prospectus to the Participating Holders and after having done so the prospectus is amended or supplemented to comply with the requirements of the Securities Act, Parent shall promptly notify the Participating Holders and, if requested by Parent, the Participating Holders shall immediately cease making offers or sales of shares under the previously delivered prospectus. Parent shall promptly provide the Participating Holders with revised or supplemented prospectuses and, following receipt of the revised or supplemented prospectuses, if a prospectus related to the Registration Statement is required at that time to be delivered under the Securities Act to a transferee, the Participating Holders shall be free to resume making offers and sales under the Registration Statement.

(g) Parent shall, in connection with the filing of the Registration Statement hereunder, file such documents as may be necessary to register or qualify the Registrable Shares under the securities or “blue sky” laws of such states as the Participating Holders may reasonably request, and Parent shall use its commercially reasonable efforts to cause such filings to become effective in a timely manner; provided, however, that Parent shall not be obligated to qualify as a foreign corporation to do business under the laws of any such state in which it is not then qualified or to file any general consent to service of process in any such state.

(h) Neither Parent, nor any of its security holders (other than holders of Registrable Shares in such capacity) shall have the right to include any securities of Parent in the Registration Statement other than Registrable Shares. Parent, only for so long as it has a class of securities registered under Section 12 of the Exchange Act, shall use its commercially reasonable efforts to continue the listing or trading privileges of the shares of Parent Common Stock to be issued hereunder on Parent’s principal national securities exchange (currently NASDAQ) on which shares of Parent Common Stock are then listed or quoted.

(i) If at any time prior to the first anniversary of the Closing Date while Registrable Shares are outstanding and the Registration Statement applicable to such Registrable Shares under Section 4.15(a) is not effective, Parent proposes to register shares of Parent Common Stock under the Securities Act for sale to the public (other than a registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 of the Securities Act is applicable, a registration statement covering shares acquired pursuant to Rule 144A under the Securities Act or a registration statement on Form S-4, S-8 or another form not available for registering the Registrable Shares for sale to the public), each such time Parent will give written notice to each Participating Holder of its intention to do so. Upon the written request of any of such Participating Holders, given within fifteen (15) days after receipt by such Participating Holder of such notice, Parent shall cause all such Registrable Shares of the requesting Participating Holders to be registered under the Securities Act and qualified for sale under any state securities or “blue sky” law, to the extent required to permit such sale or other disposition of their Registrable Shares; provided, however, that if such offering of shares of Parent Common Stock is an underwritten offering and the managing underwriter of such offering determines that the number of shares of Parent Common Stock sought to be offered should be limited due to market conditions, then the number of Registrable Shares to be included in such underwritten public offering shall be reduced by a number deemed necessary by such managing underwriter, which such Registrable Shares shall be allocated among the Participating Holders requesting registration on a pro rata basis.

(j) Parent shall pay the expenses incurred by it in complying with its obligations under this Section 4.15, including all registration and filing fees, exchange listing fees, fees and expenses of counsel for Parent, and fees and expenses of accountants for Parent, but excluding (i) any brokerage fees, selling commissions or underwriting discounts incurred by the Participating Holders in connection with sales under the Registration Statement and (ii) the fees and expenses of any counsel retained by Participating Holders.

(k) Parent shall not be required to include any Registrable Shares in the Registration Statement unless: (i) the Participating Holder owning such shares furnishes to Parent in writing such information regarding such Participating Holder and the proposed sale of shares by such Participating Holder as Parent may reasonably request in writing in connection with the Registration Statement or as shall be required in connection therewith by the SEC or any state securities law authorities; (ii) such Participating Holder shall have provided to Parent its written agreement: (A) to indemnify Parent and each of its directors and officers against, and hold Parent and each of its directors and officers harmless from, any losses, claims, damages, expenses or liabilities (including reasonable attorneys fees) to which Parent or such directors and officers may become subject by reason of any statement or omission in the Registration Statement made in reliance upon, or in conformity with, a written statement by such Participating Holder furnished pursuant to this Section 4.15; and (B) to report to Parent sales made pursuant to the Registration Statement. Notwithstanding anything to the contrary contained herein, no Participating Holder shall be liable for any losses, claims, damages, expenses or liabilities pursuant to this Section 4.15 in excess of the net proceeds to such Participating Holder from the sale of such Participating Holder’s Registrable Shares pursuant to a Registration Statement.

(l) Parent agrees to indemnify and hold harmless each Participating Holder whose shares are included in the Registration Statement, and if such Participating Holder is not an individual, such Participating Holder’s directors, officers and each person, if any, that controls a Participating Holder whose shares are included in the Registration Statement within the meaning of the Securities Act, against any losses, claims, damages, expenses or liabilities to which such Participating Holder or other such Person may become subject by reason of any untrue statement of a material fact or alleged untrue statement contained in the Registration Statement or any omission or alleged omission to state therein a fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, expenses or liabilities arise out of or are based upon information furnished in writing to Parent by or on behalf of a Participating Holder for use in the Registration Statement. Parent shall have the right to assume the defense and settlement of any claim or suit for which Parent may be responsible for indemnification under this Section 4.15 with counsel reasonably satisfactory to the indemnified party. The indemnified party may participate in any such defense or settlement, but Parent shall not be liable to such indemnified party for any legal or other expenses incurred by such indemnified party in connection with the defense thereof; provided, however, that (x) if Parent fails to take reasonable steps necessary to defend in good faith the action or proceeding within ten (10) Business Days after receiving notice from such indemnified party that the indemnified party believes it has failed to do so; or (y) if such indemnified party who is a defendant in any action or proceeding which is also brought against Parent shall have reasonably concluded, based on the advice of counsel, that there may be one or more legal defenses available to such indemnified party which are not available to Parent; or (z) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct, then, in any such case, the indemnified party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all indemnified parties in each jurisdiction) and Parent shall be liable for any reasonable expenses therefor. Parent shall not, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any action or claim in respect of which indemnification or contribution may be sought hereunder unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim, and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(m) If the indemnification provided for in Section 4.15(l) is unavailable to an indemnified party with respect to any losses, claims, damages, expenses or liabilities referred to therein or is insufficient to hold the indemnified party harmless as contemplated therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, expenses or liabilities in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, expenses or liabilities as well as any other relevant equitable considerations. The relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other hand, shall be determined by reference to, among other factors, whether the untrue or alleged untrue statement of a material fact or omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Parent and the Participating Holders agree that it would not be just and equitable if contribution pursuant to this Section 4.15(m) were determined by pro rata allocation or by any other method of allocation that fails to take account of the equitable considerations referred to above. No Participating Holder shall be required to contribute any amount in excess of the amount by which the net proceeds to such Participating Holder from the sale of such Participating Holder’s Registrable Shares pursuant to a Registration Statement exceeds the amount of any damages which such Participating Holder has otherwise paid or become liable to pay by reason of any untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(n) Parent covenants that, for so long as Parent has a class of securities registered under Section 12 of the Exchange Act, it will file any reports required to be filed by it under the Securities Act and the Exchange Act.

(o) A Participating Holder may not assign any of its rights under this Section 4.15 except in connection with the transfer of some or all of his, her or its Registrable Shares to an Immediate Family Member or trust for the benefit of an individual Participating Holder or one or more of such Participating Holder’s Immediate Family Members or, in the case of a partnership, limited liability company or corporation, to an Affiliate, its partners, members or stockholders, respectively; provided each such transferee agrees in a written instrument delivered to Parent to be bound by the provisions of this Section 4.15.

(p) All of Parent’s obligations under this Section 4.15 (other than under Sections 4.15(a) (only the last sentence), (h) (only the last sentence), (l), (m) and (n)) shall terminate upon the earlier of (a) the first anniversary of the Closing Date or (b) the date on which no Participating Holder holds any Registrable Shares.

4.16 Stockholder Approval. Immediately after the execution and delivery of this Agreement, the Company shall solicit the approval by written consent of the Charter Amendment, this Agreement and the Merger by the Stockholders holding the requisite number of shares of each class of Company Capital Shares required to approve the Charter Amendment, this Agreement and the Merger in accordance with the DGCL and the Company Certificate of Incorporation (the “Stockholder Approval”) and deliver to such Stockholders all information regarding Parent provided to the Company prior to the execution and delivery of this Agreement by Parent for delivery to such Stockholders in connection therewith (the “Parent Information”). As expeditiously as possible following the execution of this Agreement, and in any event prior to 11:59 p.m. (Eastern Time) on the Agreement Date, the Company shall use all commercially reasonable efforts to secure and cause to be filed with the Company consents from Stockholders necessary to secure the Stockholder Approval. No later than five (5) Business Days after the Agreement Date, the Company shall send to all Stockholders (i) the Disclosure Statement, which shall include (A) a summary of the Merger, this Agreement and the Charter Amendment, (B) a statement that the Company Board unanimously recommended that the Stockholders consent in writing to the approval of the Charter Amendment, the adoption of this Agreement and the approval of the Merger, and (C) a statement that appraisal rights are available for the Company

Capital Shares pursuant to Section 262 of the DGCL and a copy of such Section 262, (ii) pursuant to Sections 228 and 262(d) of the DGCL, a written notice to all Stockholders that did not execute such written consent informing them that this Agreement, the Merger and the Charter Amendment were adopted and approved by the Stockholders and that appraisal rights are available for their Company Capital Shares pursuant to Section 262 of the DGCL (which notice shall include a copy of Section 262), together with any other information required by Law and (iii) the Parent Information. The Company shall promptly inform Parent of the date on which the notice described in the preceding sentence was sent. The Company shall ensure that the Disclosure Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that the Company shall not be responsible for the accuracy or completeness of any information concerning Parent furnished by Parent in writing for inclusion in or with the Disclosure Statement).

4.17 Upstream Merger. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall merge with and into Merger LLC. From and after the effectiveness of the Upstream Merger, the separate corporate existence of the Surviving Corporation shall cease and the Merger LLC shall continue as the surviving entity in the Upstream Merger. The Upstream Merger shall have the effects set forth in Section 259 of the DGCL. Parent and Merger LLC shall take all steps and actions as shall be required to cause the Surviving Corporation and Merger LLC to consummate the Upstream Merger as set forth in this Section 4.17.

ARTICLE V

CONDITIONS TO THE MERGER

5.1 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger and the Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Parent, Merger Sub and Merger LLC contained in this Agreement shall have been true and correct on and as of the Agreement Date and shall be so true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (in each case disregarding for purposes of this Section 5.1(a) any “materiality,” “in all material respects,” “Parent Material Adverse Effect” or similar qualification contained therein), except for (i) those representations and warranties which address matters only as of a particular date (which shall remain so true and correct as of such date), and (ii) those failures (other than failures of the representations and warranties in Section 3.2, which shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date) to be so true and correct as do not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Agreements and Covenants. Parent, Merger Sub and Merger LLC shall have performed or complied in all material respects with all covenants and obligations of this Agreement required to be performed or complied with by them on or prior to the Closing Date.

(c) No Material Adverse Effect. Since the Agreement Date, there shall not have occurred any events, occurrences, changes, effects or conditions which, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) Closing Certificate. Parent, Merger Sub and Merger LLC shall have executed and delivered to the Company a certificate, executed by an officer of Parent, Merger Sub and Merger LLC, representing on behalf of Parent, Merger Sub and Merger LLC that each of the conditions set forth in Sections 5.1(a), (b) and (c) has been satisfied in all respects.

(e) NASDAQ National Market. The shares of Parent Common Stock issuable in connection with the Merger (including the shares of Parent Common Stock issuable as contingent consideration as described in Section 1.10) shall have been approved for quotation on the NASDAQ National Market, to the extent such approval is required under the rules and regulations thereof.

(f) Opinions of Counsel.

(i) The Stockholders shall have received an opinion letter of Parent’s counsel, dated the Closing Date, substantially in the form of Exhibit C.

(ii) The Company shall have received the opinion letter of the Company’s counsel, dated the Closing Date, to the effect that the Merger and the Upstream Merger, considered together as a single integrated transaction for United States federal income tax purposes, will constitute a reorganization under Section 368(a) of the Code; provided that if the Company’s counsel does not render such opinion, this condition shall nonetheless be deemed satisfied if Parent’s counsel renders such opinion. In rendering such opinion, counsel shall be entitled to rely on customary representation letters of Parent, Merger Sub, Merger LLC and the Company, in form and substance reasonably satisfactory to such counsel.

(g) Escrow Agreement. Each of Parent and the Escrow Agent shall have executed and delivered to the Company the Escrow Agreement.

(h) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or the Upstream Merger shall be in effect, and there shall be no pending action, proceeding or other application before any Governmental Entity seeking any such order, restraint or prohibition.

(i) Antitrust Approvals. The waiting period required pursuant to the HSR Act and the regulations promulgated thereunder shall have expired or been terminated and any approvals required in connection with the HSR Act and the regulations promulgated thereunder shall have been obtained. All approvals, authorizations or clearances required under any other applicable Antitrust Laws with respect to the Antitrust Filings shall have been obtained and all requirements thereunder shall have been satisfied.

(j) Stockholder Approval. The Stockholder Approval shall have been obtained.

(k) Retention Agreements. Parent shall have executed and delivered the Retention, Non-Competition and Non-Solicitation Agreements described in Schedule 5.2(k) and the Employment, Non-Competition and Non-Solicitation Agreements described in Schedule 5.2(l).

5.2 Conditions to the Obligations of Parent, Merger Sub and Merger LLC. The obligations of Parent, Merger Sub and Merger LLC to consummate the Merger and the Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall have been true and correct on and as of the Agreement Date and shall be so true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (in each case disregarding for purposes of this Section 5.2(a) any “materiality,” “in all material respects,” “Company Material Adverse Effect” or similar qualification contained therein), except for (i) those representations and warranties which address matters only as of a particular date (which shall remain so true and correct as of such date), and (ii) those failures (other than failures of the representations and warranties in Section 2.2, which shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date) to be so true and correct as do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all covenants and obligations of this Agreement required to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. Since the Agreement Date, there shall not have occurred any events, occurrences, changes, effects or conditions which, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(d) Closing Certificate. The Company shall have executed and delivered to Parent a certificate (the “Officer’s Certificate”) of the Company, executed by the Chief Executive Officer and Chief Financial Officer of the Company, representing on behalf of the Company that each of the conditions set forth in Sections 5.2(a), (b) and (c) has been satisfied in all respects.

(e) Dissenters’ Rights. Stockholders holding not more than 5% of the outstanding Company Common Shares (calculated on an as-converted basis) shall have exercised dissenters’ rights under the DGCL with respect to the Transactions.

(f) Stockholder Approval. The Stockholder Approval shall have been obtained, and a Certificate of Amendment to the Company Certificate of Incorporation setting forth the Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware and be in full force and effect.

(g) Secretary’s Certificate. The Company shall have delivered to Parent a certificate of the Company executed by the Secretary of the Company, dated as of the Closing Date, certifying: (i) the Board Approval, (ii) the Stockholder Approval, (iii) the Company Certificate of Incorporation, (iv) the By-Laws of the Company and (v) the name, title, incumbency and signatures of the officers authorized to execute this Agreement and the other Transaction Agreements to which the Company is a party.

(h) Opinion of Counsel.

(i) Parent shall have received an opinion letter of the Company’s counsel, dated the Closing Date, substantially in the form of Exhibit D.

(ii) Parent shall have received the opinion letter of Parent’s counsel, dated the Closing Date, to the effect that the Merger and the Upstream Merger, considered together as a single integrated transaction for United States federal income tax purposes, will constitute a reorganization under Section 368(a) of the Code; provided that if Parent’s counsel does not render such opinion, this condition shall nonetheless be deemed satisfied if the Company’s counsel renders such opinion. In rendering such opinion, counsel shall be entitled to rely on customary representation letters of Parent, Merger Sub, Merger LLC and the Company, in form and substance reasonably satisfactory to such counsel.

(i) Escrow Agreement. The Escrow Agent, the Stockholder Representative and the Company shall have executed and delivered to Parent the Escrow Agreement.

(j) Releases. Each Person listed in Schedule 5.2(j) shall have executed and delivered to Parent the Release in the form of Exhibit E.

(k) Non-Competition Agreements. Each Person listed in Schedule 5.2(k) shall have executed and delivered to Parent a Retention, Non-Competition and Non-Solicitation Agreement in the form of Exhibit F.

(l) Employment Agreements. Each Person listed in Schedule 5.2(l) shall have executed and delivered to Parent an Employment, Non-Competition and Non-Solicitation Agreement in the form of Exhibit G.

(m) Third-Party Consents. Parent shall have been furnished with evidence reasonably satisfactory to it that the Company has obtained the consents, approvals and waivers set forth on Schedule 5.2(m).

(n) Antitrust Approvals. The waiting period required pursuant to the HSR Act and the regulations promulgated thereunder shall have expired or been terminated and any approvals required in connection with the HSR Act and the regulations promulgated thereunder shall have been obtained. All approvals, authorizations or clearances required under any other applicable Antitrust Laws with respect to the Antitrust Filings shall have been obtained and all requirements thereunder shall have been satisfied.

(o) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or the Upstream Merger shall be in effect, and there shall be no pending action, proceeding or other application before any Governmental Entity seeking any such order, restraint or prohibition.

(p) Warrant Settlement. The Company shall have delivered evidence reasonably satisfactory to Parent as to the acceptance by each holder of all outstanding Company Warrants of the consideration provided for in Section 1.6(d) in full and complete satisfaction of the Company Warrants held by it or the Company Preferred Shares held by it.

(q) Exemption from Registration. Parent shall be reasonably satisfied that the issuance and sale of the consideration hereunder by Parent is exempt from the registration requirements of the Securities Act.

(r) Absence of Debt. Neither the Company nor any Subsidiary shall have any indebtedness for borrowed money, each Contract related thereto shall terminate no later than immediately prior to the Effective Time and none of the assets of the Company or any Subsidiary shall be subject to Liens related thereto; provided, however, that if the Company requests that Parent make a Closing Indebtedness Payment under Section 1.11, this condition shall be satisfied with respect to such indebtedness if the holder thereof has agreed in writing that the Contract related thereto shall terminate and any Liens related thereto shall be released, upon the payment thereof in the amount set forth for such indebtedness in the Debt Certificate.

(s) Financial Statements. The Company shall have delivered to Parent the consolidated financial statements of the Company for the year ended December 31, 2005, audited by PricewaterhouseCoopers LLP, prepared in accordance with Regulation S-X.

ARTICLE VI

INDEMNIFICATION, ETC.

6.1 Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements of the Company set forth in this Agreement or in any certificate delivered by or on behalf of the Company pursuant to or in connection with this Agreement shall survive the execution and delivery of this Agreement and the Closing, any investigation by or on behalf of Parent, Merger Sub or Merger LLC and the Effective Time, and such representations and warranties shall terminate at 5:00 P.M. Eastern time on the 18-month anniversary of the Closing Date; provided, however, that, in all cases, with respect to any, claim of which any Indemnified Party shall have in good faith provided written notice to the Stockholder Representative in accordance with the terms of this Agreement prior to such termination, then the applicable representation or warranty shall survive until, but only for purposes of, the resolution of any claims arising from or related to the matter covered by such notice.

6.2 Indemnification. Subject to the limitations set forth in Section 6.3, each Participating Holder, severally, and on a Pro Rata Basis, shall indemnify, defend and hold harmless Parent, Merger Sub, Merger LLC, the Surviving Corporation and each of their officers, directors, employees, members, agents and Affiliates (the “Indemnified Parties”) against any and all claims, losses, liabilities, damages, deficiencies, interest and penalties, costs and reasonable expenses, including reasonable attorneys’ fees and expenses, and reasonable expenses of investigation and defense (collectively “Losses”) incurred or suffered by any such Indemnified Parties directly or indirectly as a result of, with respect to or in connection with:

(a) the breach, as of the Agreement Date or as of the Closing Date, of any representation or warranty of the Company set forth herein or in any certificate delivered pursuant to this Agreement, including the Allocation Certificate and the Officer’s Certificate (for purposes of this Section 6.2(a), the representations and warranties of the Company set forth herein shall be deemed to be made as of the Agreement Date and as of the Closing Date);

(b) any failure by the Company to perform, fulfill or comply with any covenant set forth in this Agreement;

(c) any Dissenting Share Payments;

(d) any loss, liability or expense of the Stockholder Representative, acting in such capacity;

(e) the matters described in Schedule 6.2(e);

(f) any claim by a stockholder or former stockholder of the Company, or any other Person, seeking to assert, or based upon: (i) ownership or rights to ownership of any shares of stock of the Company; (ii) any rights of a stockholder (other than the right to receive the Merger Consideration pursuant to this Agreement or appraisal rights under the applicable provisions of the DGCL), including any option, preemptive rights or rights to notice or to vote; (iii) any rights under the Certificate of Incorporation or By-laws of the Company; (iv) any claim that his, her or its shares were wrongfully repurchased by the Company; or (v) a failure of the Company Board to comply with its obligations under applicable Law in connection with the Transactions, including its fiduciary duties under the DGCL; or

(g) any Transaction Expenses incurred by the Company and its Subsidiaries in excess of the Estimated Transaction Expenses, but only to the extent such Transaction Expenses were not included in the determination of the Closing Net Working Capital.

6.3 Limitations.

(a) Except as provided in Section 6.3(e), after the Closing, the Participating Holders shall not be liable to indemnify any Indemnified Party for money damages pursuant to Section 6.2 in an aggregate amount in excess of the Escrow Amount, no Participating Holder shall be liable to indemnify any Indemnified Party for money damages pursuant to Section 6.2 in an aggregate amount in excess of such Participating Holder’s pro rata share of the Escrow Amount, and the Escrow Amount shall be the sole and exclusive remedy for any Losses for which the Indemnified Parties are entitled to be indemnified pursuant to Section 6.2. No indemnification claim under Section 6.2(a) may be made against the Escrow Amount for any individual claim for Losses of less than $20,000 (the “Threshold”), nor until the aggregate dollar amount of Losses for all claims that individually equal or exceed the Threshold equal or exceed $1,000,000 (the “Basket”), after which Parent shall be indemnified for all Losses in excess of $500,000, up to an aggregate amount equal to the Escrow Amount; provided that the limitations set forth in this sentence shall not apply to a claim relating to the capitalization set forth in Allocation Certificate or a breach of the representations and warranties set forth in Sections 2.1 (first and second sentences thereof only), 2.2 or 2.24. For purposes of this Article VI, all representations and warranties of the Company in Article II (other than Sections 2.9(u) and 2.34) shall be construed as if the terms “material” and “in all material respects” (and variations thereof) and any reference to “Company Material Adverse Effect” (and variations thereof) were omitted from such representations and warranties.

(b) No indemnification shall be payable to an Indemnified Party with respect to claims asserted by such Indemnified Party pursuant to Section 6.2 after 5:00 P.M. Eastern time on the 18-month anniversary of the Closing Date, except that, in all cases, with respect to any claim of which any Indemnified Party shall have provided written notice to the Stockholder Representative in accordance with the terms of this Agreement prior to such termination.

(c) There shall be no liability of the Participating Holders or with respect to the foregoing indemnification obligations under any provision of this Agreement for any punitive damages (except punitive damages payable to a third party). The amount of Losses recoverable by an Indemnified Party under this Article VI with respect to an indemnity claim shall be reduced by the amount of any payment received by such Indemnified Party, with respect to the Losses to which such indemnity claim relates, from an insurance carrier; provided that Parent is not obligated for any retroactive premium under the applicable insurance policy. An Indemnified Party shall use commercially reasonable efforts to pursue insurance claims to which it may be entitled in connection with any Losses it incurs, provided that Parent shall not be required to pursue any litigation or similar remedy against any insurance carrier.

(d) Any liability for indemnification under Section 6.2 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement. The Indemnified Parties shall use commercially reasonable efforts to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement to the extent required to do so by applicable Law.

(e) Notwithstanding anything to the contrary in this Article VI, the limitations set forth in this Article VI shall not apply with respect to (i) fraud, intentional misrepresentation or willful breach or misconduct, or (ii) any equitable remedy, including a preliminary or permanent injunction or specific performance.

(f) Except as set forth in Section 6.3(e), Parent, Merger Sub, Merger LLC and the Indemnified Parties agree that, after the Closing, the sole and exclusive remedy for money damages for any matters relating to this Agreement, the Escrow Agreement and any certificate or instrument delivered pursuant hereto shall be the rights to indemnification set forth in this Article VI.

(g) Notwithstanding anything to the contrary herein, (i) the aggregate liability of Parent and its Affiliates for breach of any representation or warranty set forth in Article III hereof or in any certificate delivered pursuant to this Agreement shall not exceed $33.0 million and (ii) neither Parent nor any of its Affiliates shall be liable for any individual claim for Losses until the aggregate dollar amount of Losses for all claims in excess of the Threshold exceed the Basket, after which Parent shall be liable for Losses in excess of $500,000; provided, however, that the limitations set forth herein shall not apply with respect to the liability of Parent for any claims arising under Section 10(b) under the Exchange Act and any rules and regulations promulgated thereunder.

6.4 Procedures.

(a) Post-Closing Claims Against the Escrow Amount. The procedure for making indemnification claims under this Agreement (other than Third-Party Claims as described in clause (b) below) against the Escrow Amount after the Closing is as follows:

(i) In order to seek indemnification, an Indemnified Party shall deliver a Claim Notice to the Stockholder Representative and the Escrow Agent.

(ii) Within 20 days after receipt of a Claim Notice from an Indemnified Party, the Stockholder Representative shall deliver to the Indemnified Party a Response, in which the Stockholder Representative shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case the Stockholder Representative and the Indemnified Party shall deliver to the Escrow Agent, within three days following the delivery of the Response, a written notice executed by both parties instructing the Escrow Agent to distribute to Parent from the Escrow Amount an amount in cash equal to the Claimed Amount), (ii) agree that the Indemnified Party is entitled to receive the Agreed Amount (in which case the Stockholder Representative and the Indemnified Party shall deliver to the Escrow Agent, within three days following the delivery of the Response, a written notice executed by both parties instructing the Escrow Agent to distribute to Parent from the Escrow Amount an amount in cash equal to the Agreed Amount), or (iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

(iii) During the 30-day period following the delivery of a Response that reflects a Dispute, the Stockholder Representative and the Indemnified Party shall use good faith efforts to resolve the Dispute. If the Dispute is not resolved within such 30-day period, the Stockholder Representative and the Indemnified Party shall discuss in good faith the submission of the Dispute to binding arbitration, and if the Stockholder Representative and the Indemnified Party agree in writing to submit the Dispute to such arbitration, then the provisions of Section 6.4(a)(iv) shall become effective with respect to such Dispute. The provisions of this Section 6.4(a) shall not obligate the Stockholder Representative and the Indemnified Party to submit to arbitration or any other alternative dispute resolution procedure with respect to any Dispute, and in the absence of an agreement by the Stockholder Representative and the

Indemnified Party to arbitrate a Dispute, such Dispute shall be resolved in a state or federal court located in the State of Delaware. The Stockholder Representative and the Indemnified Party shall deliver to the Escrow Agent, promptly following the resolution of the Dispute (whether by mutual agreement, arbitration, judicial decision or otherwise), a written notice executed by both parties instructing the Escrow Agent as to what (if any) portion of the Escrow Amount shall be distributed to Parent and/or the Participating Holders (which notice shall be consistent with the terms of the resolution of the Dispute).

(iv) If, as set forth in Section 6.4(a)(iii), the Indemnified Party and the Stockholder Representative agree to submit any Dispute to binding arbitration, the arbitration shall be conducted by a single arbitrator (the “Arbitrator”) mutually agreed upon by the parties in accordance with the Commercial Rules in effect from time to time and the following provisions:

(A) In the event of any conflict between the Commercial Rules in effect from time to time and the provisions of this Agreement, the provisions of this Agreement shall prevail and be controlling.

(B) The parties shall commence the arbitration by jointly filing a written submission with the New York, New York office of the AAA in accordance with Commercial Rule 5 (or any successor provision).

(C) No depositions or other discovery shall be conducted in connection with the arbitration other than the exchange of relevant documents.

(D) The Arbitrator may enter a default decision against any party who fails to participate in the arbitration proceeding.

(E) Not later than 30 days after the conclusion of the arbitration hearing, the Arbitrator shall prepare and distribute to the parties a writing setting forth the arbitral award and a brief summary of the Arbitrator’s reasons therefor. Any award rendered by the Arbitrator regarding the matters in dispute shall be final, non-appealable, conclusive and binding upon the parties, and judgment thereon may be entered and enforced in any court of competent jurisdiction, provided that the Arbitrator shall have no power or authority to grant injunctive relief, specific performance or other equitable relief.

(F) The Arbitrator shall have no power or authority, under the Commercial Rules or otherwise, to (x) modify or disregard any provision of this Agreement, including the provisions of this Section 6.4(a)(iv), or (y) address or resolve any issue not submitted by the parties.

(G) The parties shall use reasonable efforts to keep confidential and not disclose to any Person (except (i) to the extent required by Law or stock market regulation; (ii) for disclosure to those employees and agents of any such party who have a need to know and who have been advised of their obligations of confidentiality and non-disclosure hereunder; (iii) for disclosure by the Stockholder Representative to the Participating Holders; (iv) as otherwise required pursuant to this Agreement and the Escrow Agreement; and (v) to the Arbitrator), the existence of any Dispute hereunder, the referral of any such Dispute to arbitration or the status or resolution thereof. The parties shall label all arbitration submissions with a legend requesting confidential treatment.

(H) In connection with any arbitration proceeding pursuant to this Agreement, each party shall bear its own costs and expenses, except that the fees and costs of the AAA and the Arbitrator, the costs and expenses of obtaining the facility where the arbitration hearing is held, and such other costs and expenses as the Arbitrator may determine to be directly related to the conduct of the arbitration and appropriately borne jointly by the parties (which shall not include any party’s attorneys’ fees or costs, witness fees (if any), costs of investigation and similar expenses) shall be shared equally by the Indemnified Party and the Participating Holders. The Stockholder Representative shall be entitled, upon written notice to the Escrow Agent, to pay any such costs, fees and expenses to be borne by the Participating Holders from any distributions to be made to the Participating Holders under the Escrow Agreement.

(b) Third-Party Claims. Promptly after the assertion by any third party of any claim against any Indemnified Party (a “Third-Party Claim”) that, in the judgment of such Indemnified Party, may result in the incurrence by such Indemnified Party of Losses for which such Indemnified Party would be entitled to indemnification pursuant to this Agreement, such Indemnified Party shall deliver to the Stockholder Representative a written notice describing in reasonable detail such Third-Party Claim; provided, however, that no delay on the part of the Indemnified Party in notifying the Stockholder Representative shall relieve the Participating Holders of any liability or obligations under this Agreement, except to the extent that the Participating Holders have been materially prejudiced thereby, and then only to such extent. The Stockholder Representative shall have the right in his sole discretion at any time to conduct the defense of any such Third-Party Claim with counsel reasonably satisfactory to the Indemnified Party; provided that (i) the Stockholder Representative may only assume such defense if (A) it acknowledges in writing to the Indemnified Party that any damages, fines, costs or other liabilities that may be assessed against the Indemnified Party in connection with such Third-Party Claim would constitute Losses for which the Indemnified Party would be indemnified pursuant to this Article VI and (B) the ad damnum is less than or equal to 50% of the balance of the Escrow Fund at such time and (ii) the Stockholder Representative may not assume the defense of a Third-Party Claim involving criminal liability or in which equitable relief is sought against the Indemnified Party. In the event that the Stockholder Representative assumes defense of such Third-Party Claim, (i) the Indemnified Party shall have the right to participate in the defense of such Third-Party Claim at his, her or its own expense directly or through counsel, and (ii) the Indemnified Party shall have the right to assume the defense of such Third-Party Claim if the Stockholder Representative shall cease at any time to conduct a good faith defense of such Third-Party Claim. If the Stockholder Representative does not, or is not permitted under the terms hereof to, assume conduct of the defense of any Third-Party Claim, then the Indemnified Party shall control such defense. In the event that the Stockholder Representative does not, or is not permitted under the terms hereof to, assume conduct of the defense of such Third-Party Claim and the Indemnified Party assumes the defense of such Third-Party Claim, (i) the Stockholder Representative shall have the right to participate in the defense of such Third-Party Claim at his own expense directly or through counsel and (ii) the Stockholder Representative shall have the right to assume the defense of such Third-Party Claim if the Indemnified Party shall cease at any time to conduct a good faith defense of such Third-Party Claim. The

Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the prior written consent of the Stockholder Representative, which shall not be unreasonably withheld, conditioned or delayed. If any such Third-Party Claim is settled with the prior written consent of the Stockholder Representative, or if there be a final judgment for the plaintiff in any such action, the Indemnified Party shall be entitled to indemnification for the amount of any Losses relating thereto, subject to the provisions of Section 6.3. The Stockholder Representative shall not agree to any settlement of, or the entry of any judgment arising from, any Third-Party Claim without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, the reasonable fees and expenses of counsel to the Indemnified Party with respect to a Third-Party Claim shall be considered Losses for purposes of this Agreement if (i) the Indemnified Party controls the defense of such Third-Party Claim pursuant to the terms of this Section 6.4(b) or (ii) the Stockholder Representative assumes control of such defense and the Indemnified Party reasonably concludes that the Stockholder Representative and the Indemnified Party have conflicting interests or different defenses available with respect to such Third-Party Claim.

(c) The rights to indemnification set forth in this Article VI shall not be affected by (i) any investigation conducted by or on behalf of an Indemnified Party or any knowledge acquired (or capable of being acquired) by an Indemnified Party, whether before or after the Agreement Date or the Closing Date (including through supplements to the Disclosure Schedule) or (ii) any waiver by an Indemnified Party of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants.

6.5 Merger Consideration Adjustment. The Company, Parent and the Participating Holders agree to treat each indemnification payment pursuant to this Article VI as an adjustment to the Merger Consideration for all Tax purposes and shall take no position contrary thereto unless required to do so by applicable Tax Law pursuant to a determination as defined in Section 1313(a) of the Code.

6.6 Stockholder Representative; Power of Attorney.

(a) Sacha Labourey (together with his permitted successors, the “Stockholder Representative”), is appointed as the true and lawful agent and attorney-in-fact for each Participating Holder to enter into the Escrow Agreement and to enter into any amendment to, or grant any waiver under, this Agreement after the Closing, and to: (i) give and receive notices and communications to or from Parent (on behalf of itself or any other Indemnified Party) or the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the Transactions (except to the extent that this Agreement or the Escrow Agreement expressly contemplates that any such notice or communication shall be given or received by such Participating Holders individually); (ii) authorize deliveries to Parent of cash from the Escrow Amount in satisfaction of claims asserted by Parent (on behalf of itself or any other Indemnified Party, including by not objecting to claims thereto); (iii) object to any claims asserted by Parent or any other Indemnified Party to the Escrow Amount; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to such claims; and (v) take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance.

(b) Sacha Labourey hereby accepts his appointment as Stockholder Representative.

(c) The person serving as the Stockholder Representative may be replaced from time to time by the holders of a majority in interest of the Escrow Amount upon not less than 10 days’ prior written notice to Parent and with Parent’s written consent, which shall not be unreasonably withheld. No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall receive no compensation for his services. Notices or communications to or from the Stockholder Representative shall constitute notice to or from each of the Participating Holders, except for any notices to the Participating Holders under Section 4.15.

(d) The Stockholder Representative shall not be liable to any Participating Holder for any act done or omitted under this Agreement or the Escrow Agreement as the Stockholder Representative while acting in good faith and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Participating Holders shall jointly and severally indemnify the Stockholder Representative and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of his duties under this Agreement. The Stockholder Representative may receive reimbursement directly from the Participating Holders (or from any distribution to the Participating Holders to be made under the Escrow Agreement) for any and all expenses, charges and liabilities, including attorneys’ fees, reasonably incurred by the Stockholder Representative in the performance or discharge of his rights and obligations under this agreement; provided, however, that none of the Parent, the Surviving Corporation or the Merger LLC or any of their respective Affiliates shall have any liability with respect to such items.

(e) The Stockholder Representative shall have access to relevant information about the Company and the reasonable assistance of Parent’s employees, upon reasonable notice, during normal business hours and in a manner that does not disrupt or interfere with business operations, for purposes of performing his duties and exercising his rights under this Agreement and the Escrow Agreement; provided that the Stockholder Representative shall treat confidentially and not use or disclose to anyone any nonpublic information from or about the Company (except for disclosures on a need to know basis to individuals who agree to treat such information confidentially under terms of a confidentiality agreement reasonably acceptable to Parent).

(f) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholder Representative shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Participating Holders and shall be final, binding and conclusive upon each such Participating Holder; and each Indemnified

Party and the Escrow Agent shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Participating Holder. Each Indemnified Party and the Escrow Agent are hereby relieved from any liability to any Person for any acts done by them in accordance with any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent or instruction of the Stockholder Representative.

(g) Without limiting the generality or effect of Section 6.6(a), any and all claims and disputes between or among any Indemnified Party, the Stockholder Representative or any one or more Participating Holders relating to this Agreement or the Escrow Agreement shall in the case of any claim or dispute asserted by or against or involving any such Participating Holder (other than any claim against or dispute with the Stockholder Representative or under Section 4.15), be asserted or otherwise addressed solely by the Stockholder Representative on behalf of such Participating Holder (and not by such Participating Holder acting on its own behalf). The parties hereby acknowledge and agree that this Agreement may be enforced, and except as set forth in Section 9.9 or as otherwise required by applicable Law, any amendment to or waiver under this Agreement may be agreed to or granted, on behalf of the Participating Holders by the Stockholder Representative.

6.7 No Subrogation. Following the Closing, no Participating Holder shall have any right of indemnification, contribution or subrogation against the Company, any Subsidiary, the Surviving Corporation, Merger LLC, Parent or any of their respective Affiliates with respect to any indemnification payment made by or on behalf of any Participating Holder under Section 6.2 if the Merger and the Transactions are consummated.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated and the consummation of the Merger abandoned at any time prior to the Closing Date:

(a) by written agreement of the Company, Parent, Merger Sub and Merger LLC;

(b) by either Parent or the Company if: (i) the Closing Date has not occurred by October 30, 2006 (the “Termination Date”); provided, however, that the Termination Date shall be delayed, without further action of the parties, until the tenth Business Day after the date all approvals, authorizations or clearances required by, and the expiration of all applicable waiting periods under, any applicable Antitrust Laws with respect to the Antitrust Filings shall have been obtained and all requirements thereunder shall have been satisfied, and provided, further, that the right under this Section 7.1(b) to terminate this Agreement shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing Date to occur on or before the Termination Date and such action or failure constitutes a breach of this Agreement; (ii) there shall be a final nonappealable order of a Governmental Entity (which the parties shall have used reasonable best efforts to lift) in effect preventing consummation of the Merger or the Upstream Merger; or (iii) there shall be any Law enacted, promulgated or issued or deemed applicable to the Merger or the Upstream Merger by any Governmental Entity that would make consummation of the Merger or the Upstream Merger illegal;

(c) by Parent if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and as a result of such breach the conditions set forth in Section 5.2(a) or 5.2(b), as the case may be, would not then be satisfied; provided, that if such breach is curable by the Company prior to the Termination Date through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(c) prior to the earlier of the Termination Date or that date which is 20 days following the Company’s receipt of written notice from Parent of such breach, it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(c) if such breach by the Company is cured within such 20-day period so that the conditions would then be satisfied;

(d) by the Company if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent or Merger Sub and as a result of such breach the conditions set forth in Section 5.1(a) or 5.1(b), as the case may be, would not then be satisfied; provided, that if such breach is curable by Parent prior to the Termination Date through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(d) prior to the earlier of the Termination Date or that date which is 20 days following Parent’s receipt of written notice from the Company of such breach, it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(d) if such breach by Parent is cured within such 20-day period so that the conditions would then be satisfied; or

(e) by Parent, if the Company does not deliver by 11:59 p.m. (Eastern time) on the Agreement Date, the Stockholder Approval adopting and approving this Agreement and approving the Charter Amendment and the Merger.

7.2 Effect of Termination. Any termination of this Agreement under Section 7.1 will be effective immediately upon the delivery of written notice by the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in Sections 4.3, 4.4, this Section 7.2 and Article IX, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement.

7.3 Amendment. Except as is otherwise required by applicable Law, prior to the Closing this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed by Parent, Merger Sub, Merger LLC and the Company.

7.4 Extension; Waiver. At any time prior to the Effective Time, Parent, Merger Sub and Merger LLC, on the one hand, and the Company, on the other, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if, and to the extent, set forth, in an instrument in writing signed on behalf of such party.

ARTICLE VIII

DEFINITIONS, CONSTRUCTION, ETC.

(a) Definitions. For purposes of this Agreement:

“AAA” shall mean the American Arbitration Association.

“Accredited Investor Questionnaire” shall mean a questionnaire in substantially the form attached hereto as Exhibit H.

“Affiliate” shall mean, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

“Agreed Amount” shall mean part, but not all, of the Claimed Amount that the Stockholder Representative agrees in writing in the Response that an Indemnified Party is entitled to receive under Article VI.

“Agreement” shall have the meaning set forth in the Preamble.

“Agreement Date” shall have the meaning set forth in the Preamble.

“Allocation Certificate” shall have the meaning set forth in Section 1.6(a).

“Antitrust Filings” shall have the meaning set forth in Section 4.14(a).

“Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, in each case as amended, and all other federal, state, and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws of any Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Arbitrator” shall have the meaning set forth in Section 6.4(a)(iv).

“Balance Sheet Date” shall have the meaning set forth in Section 2.7(a).

“Basket” shall have the meaning set forth in Section 6.3(a).

“Bookings” shall mean the aggregate amount of all support fees, subscription fees, training and consulting fees, enablement and certification fees and jcredits related to the products and services of the Company Business (which are then current and active SKUs) that will be recorded as revenue determined in accordance with GAAP, by the Company, Parent, the Surviving Corporation (or the surviving entity of the Upstream Merger) or another Affiliate of Parent, under written and signed contractual obligations of a customer, channel partner, distributor, reseller or other similar relationship; provided that such fees and other amounts are collected or payable from the customer under standard payment terms (not to exceed 60 days unless otherwise approved by the Chief Financial Officer of Parent) or collectibility is reasonably certain. Credit terms as of February 28, 2006 with customers existing at that date will be deemed standard terms for such customers for purposes of this Agreement. For the avoidance of doubt: (i) any amounts determined in accordance with the foregoing will be adjusted (up or down) during each measurement period to the extent that the bad debt reserve is adjusted (in accordance with the Parent’s bad debt reserve policy), and then further reduced by bad debt write offs; (ii) at the end of each fiscal year used to calculate “Bookings,” there will be a 90-day period to adjust for any amounts that are uncollectible (whether due to credit memo or service adjustment) as determined by agreed upon employees of Parent and Company; (iii) jcredits will be recognized as “Bookings” up to $5 million in CY2006 and up to $9 million in CY2007; (iv) to the extent that salespeople (either of Parent or the Company) include Company-specific subscriptions and products within bundled products and services (i.e., Parent and Company products under one agreement), then such amounts specifically attributable to Company-specific product fees will be treated as “Bookings” so long as the criteria above is met, and in cases of discounts applied to bundled products and services, the discount shall be allocated based on vendor-specific objective evidence or proportionately to the Parent and Company products or services, respectively, based on the list prices of the items contained within the bundled product or service; (v) all discounts must be commercially reasonable and consistent with past practices; (vi) any discounts greater than 40% off standard list prices must be approved by the Controller, Chief Financial Officer or other agreed upon employee of Parent prior to inclusion in bookings calculations; (vii) any bookings denominated in a foreign currency will be translated into USD using the average exchange rate during the month signed; (viii) if paid in advance, bookings related to multi-year agreements will be treated as “Bookings” provided that the portion of multi-year bookings beyond 12 months may not exceed 10% of total bookings in each measurement period; (ix) in order for a “Booking” to be recorded in a particular month, supporting paperwork must be received prior to the end of the month, which supporting paperwork must include the following: a signed (by customer) master agreement, a signed (by customer) statement of work, a signed (by customer) purchase order, or other written evidence of contractual arrangement signed by the customer (and approved by the Controller or Chief Financial Officer or other agreed upon employee of Parent); and (x) if any contractual obligation includes a grace period (termination for convenience), then any amount subject to the grace period cannot be recorded as a “Booking” until the grace period has expired and the other terms and requirements above have been achieved.

“Business Day” shall mean any weekday of the year on which national banking institutions in the State of New York are open to the public for conducting business and are not required to close.

“Certificate of Merger” shall have the meaning set forth in Section 1.2.

“Certificate” shall mean a stock certificate representing Company Capital Shares.

“Charter Amendment” shall mean an amendment to the Company Certificate of Incorporation in the form attached hereto as Exhibit I.

“Claim Notice” shall mean written notification executed and submitted in good faith by an Indemnified Party which contains (i) a description of the Losses incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Losses, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under Article VI for such Losses and a reasonable explanation of the basis therefor, including to the extent applicable, the section or sections of this Agreement alleged to have been breached or otherwise giving rise to such claim, and (iii) a demand for payment in the amount of such Losses.

“Claimed Amount” shall mean the amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Current Assets” shall have the meaning set forth in Section 1.9(b).

“Closing Date” shall have the meaning set forth in Section 1.2.

“Closing Indebtedness” shall have the meaning set forth in Section 1.11.

“Closing Indebtedness Payment” shall have the meaning set forth in Section 1.11.

“Closing Net Working Capital” shall have the meaning set forth in Section 1.9(b).

“Closing Total Liabilities” shall have the meaning set forth in Section 1.9(b).

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Co-Employer” shall mean any Person that is or was considered to be a co-employer with the Company or any Subsidiary.

“Commercial Rules” shall mean the Commercial Arbitration Rules of the AAA.

“Common Consideration” shall mean (1) the product of (A) 0.8, (B) the Common Percentage and (C) the Total Payment plus (2) the product of (A) 0.092, (B) the Preferred Percentage and (C) the Total Payment.

“Common Percentage” shall mean the quotient of (1) the total number of Company Common Shares (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)(i)) issued and outstanding immediately prior to the Effective Time (assuming exercise of all Company Options) divided by (2) the Diluted Common Share Number.

“Company” shall have the meaning set forth in the Preamble.

“Company Authorizations” shall have the meaning set forth in Section 2.32.

“Company Balance Sheet” shall have the meaning set forth in Section 2.7(a).

“Company Board” shall mean the board of directors of the Company.

“Company Business” shall mean the business of the Parent during the Earn-Out Period relating to the sale of the Company Products and Services and any additional products or services related thereto that are developed by the group of employees of the Company to be known as the “JBoss Engineering Department” after the Effective Time.

“Company Certificate of Incorporation” shall mean the Company’s Certificate of Incorporation, as amended.

“Company Capital Shares” shall mean the Company Common Shares and Company Preferred Shares.

“Company Common Shares” shall mean the shares of Common Stock, par value $0.001 per share, of the Company.

“Company Contract” shall mean any Contract to which the Company or any Subsidiary is a party or to which they or any of their respective properties is subject or bound.

“Company Customer Information” shall have the meaning set forth in Section 2.31.

“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement (written or oral) providing for deferred compensation, profit sharing, bonus, severance, termination pay, change in control payment, stay pay, incentive pay, performance awards, stock or stock-related awards, fringe benefits, welfare, pension or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, which is or has been maintained, contributed to, or required to be contributed to, by the Company or any Subsidiary or any ERISA Affiliate for the benefit of any Employee or service provider to the Company, or pursuant to which the Company or any Subsidiary has or may have any material liability contingent or otherwise.

“Company Equity Incentive Plan” shall have the meaning set forth in Section 2.6(b).

“Company Financial Statements” shall have the meaning set forth in Section 2.7(a).

“Company Intellectual Property” shall mean any Intellectual Property that (a) has been Used or is Used in the business of the Company or of any Subsidiary as previously conducted or as currently conducted or (b) is owned by the Company or any Subsidiary.

“Company Material Adverse Effect” shall mean a material adverse effect on (a) the business, assets, properties, liabilities, obligations, financial condition, operations or results of operations of the Company and the Subsidiaries taken as a whole, or (b) the ability of the Company to perform its obligations pursuant to this Agreement and to consummate the Merger and the Upstream Merger in a timely manner, provided, however, that none of the following, in and of itself or themselves, shall, with respect to Sections 5.2(a) and 5.2(c), constitute a Company Material Adverse Effect: (i) changes in general economic or business conditions affecting the national, regional or world economy, (ii) changes in Law or changes required by GAAP since the Agreement Date, (iii) changes caused by the announcement of this Agreement or the pendency of the Merger or any of the other Transactions, including any adverse impact thereof on relationships, contractual or otherwise, with customers, distributors, resellers, suppliers, licensors, employees or partners, or (iv) changes in conditions generally affecting the industry in which the Company and the Subsidiaries operate, provided that with respect to clauses (i) and (iv), such changes do not affect the Company and the Subsidiaries, taken as a whole, in a disproportionate manner compared to peer companies of the Company and the Subsidiaries.

“Company Option” shall mean each option to purchase or acquire Company Common Shares, whether issued by the Company pursuant to the Company Equity Incentive Plan or otherwise.

“Company Patents” shall have the meaning set forth in Section 2.14(a)(iv).

“Company Preferred Shares” shall mean shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Company.

“Company Products” shall have the meaning set forth in Section 2.15.

“Company Real Property” shall have the meaning set forth in Section 2.12(a).

“Company Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, under obligation of assignment to, or filed in the name of, the Company or any Subsidiary.

“Company Restricted Stock” shall mean each Company Common Share that will remain subject to vesting and/or other purchase, repurchase or redemption restrictions in favor of the Company after the consummation of the Merger.

“Company Sale” shall mean (a) a merger or consolidation in which (i) Parent is a constituent party, or (ii) a subsidiary of Parent is a constituent party and Parent issues shares of its capital stock pursuant to such merger or consolidation, except in the case of either clause (i) or (ii) any such merger or consolidation involving Parent or a subsidiary of Parent in which the shares of capital stock of Parent outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock which represent, immediately following such merger or consolidation, more than 50% by voting power of the capital stock of (A) the surviving or resulting corporation or (B) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; (b) the sale by Parent of all or substantially all the assets of (x) Parent and its subsidiaries taken as a whole or (y) Parent and its subsidiaries that are primarily related to the Company Business taken as a whole (except, in each case, where such sale is to Parent or a direct or indirect subsidiary of Parent); or (c) the sale by the stockholders of Parent of more than 50% by voting power of the then-outstanding capital stock of the Company to any single Person or “group” (as defined in the Exchange Act) of Persons.

“Company Stock Rights” shall mean (i) all outstanding Company Options, (ii) all outstanding Company Warrants and (iii) all other outstanding subscriptions, options, calls, warrants or any other rights, whether or not currently exercisable, to acquire any Company Common Shares or that are or may become convertible into or exchangeable for any Company Common Shares or another Company Stock Right.

“Company Warrant” shall have the meaning set forth in Section 2.6(b).

“Confidentiality Agreement” shall have the meaning set forth in Section 4.3.

“Contract” shall mean any mortgage, indenture, lease, contract, license or other written or oral agreement which, in each case, is legally binding on the Company, any Subsidiary or any of their respective properties.

“Controls” shall have the meaning set forth in Section 2.7(b).

“Court” shall have the meaning set forth in Section 9.9(b).

“Customer” shall mean any Person who has purchased from the Company or any Subsidiary any Company Product or Service or licensed any Company Product from the Company or any Subsidiary (regardless of how limited by any applicable Contract between such Person and the Company or any Subsidiary).

“Data Room” shall mean the electronic data room established by the Company for the purpose of making information, agreements, documents and other diligence materials regarding the Company and the Subsidiaries available to Parent, as it existed on the date that is two (2) Business Days prior to the Agreement Date.

“Debt Certificate” shall have the meaning set forth in Section 1.11.

“December Current Assets” shall have the meaning set forth in Section 1.9(b).

“December Current Liabilities” shall have the meaning set forth in Section 1.9(b).

“December Net Working Capital” shall have the meaning set forth in Section 1.9(b).

“DGCL” shall have the meaning set forth in Recital A.

“Diluted Common Share Number” shall mean an amount equal to the sum of (x) the total number of Company Common Shares (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)(i)) issued and outstanding immediately prior to the Effective Time (assuming full conversion of all Company Preferred Shares); plus (y) the total number of Company Common Shares issuable upon the full conversion or exercise of all Company Options and Company Warrants issued and outstanding immediately prior to the Effective Time (assuming full conversion of all Company Preferred Shares issuable upon conversion or exercise of such Company Stock Rights).

“Disclosure Schedule” shall have the meaning set forth in Article II.

“Disclosure Statement” shall mean a written information statement containing the information prescribed by Section 4.16.

“Dispute” shall mean the dispute resulting if the Stockholder Representative in a Response disputes liability for all or part of the Claimed Amount.

“Dissenting Share Payments” shall mean (x) any payment in respect of Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement and (y) any reasonable costs and expenses (including reasonable attorneys’ fees, costs and expenses in connection with any action or proceeding) in respect of any Dissenting Shares (other than payment for such shares).

“Dissenting Shares” shall have the meaning set forth in Section 1.7(a).

“DOL” shall mean the United States Department of Labor.

“Earn-Out Accounting Firm” shall have the meaning set forth in Section 1.10(c).

“Earn-Out Period” shall have the meaning set forth in Section 1.10(g).

“Earn-Out Total” shall mean (1) Total Payment less (2) Preferred Consideration less (3) Common Consideration plus (4) the product of (A) the Preferred Percentage multiplied by (B) $5.75 million.

“Effective Time” shall have the meaning set forth in Section 1.2.

“Employee” shall mean any current, former, or retired employee, officer or director of the Company or any Subsidiary.

“Employment Agreement” shall refer to each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement or contract between the Company, any Subsidiary or any Affiliate thereof and any Employee or consultant.

“Environmental Laws” means any foreign, federal, state or local laws (wither under common law, statute, rule, regulation, ordinance, order, directive or otherwise), requirements under any permit, franchise, approval, license or any other authorization issued with respect thereto, and other requirements of Governmental Authorities relating in any way to natural resources, the environment, protection of human health, any hazardous substances or materials, or to any activities involving hazardous substances or materials, including the following Laws of the United States, each as amended: the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sections 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C.

Sections 1251 et seq.; the Clean Air Act, 42 U.S.C. Sections 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. Sections 1471 et seq.; Toxic Substances Control Act, 15 U.S.C. Sections 2601 et seq.; Refuse Act, 33 U.S.C. Sections 407 et seq.; Safe Drinking Water Act, 42 U.S.C. Sections 300(f) et seq.; Emergency Planning and Community Right-To-Know Act, 42 U.S.C. Sections 11001 et seq.; Occupational Safety and Health Act, 29 U.S.C. Sections 65 et seq.; the Federal Insecticide, Fungicide, & Rodenticide Act, 7 U.S.C. §§ 136 – 136Y; and all regulations promulgated under any of the foregoing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Person that, together with the Company or any Subsidiary, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder.

“Escrow Agent” shall have the meaning set forth in Section 1.6(c).

“Escrow Agreement” shall have the meaning set forth in Section 1.6(c).

“Escrow Amount” shall mean the sum deposited by Parent with the Escrow Agent pursuant to Section 1.6(c), together with earnings thereon.

“Estimated Transaction Expenses” shall have the meaning set forth in Section 9.6.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.8(a).

“Final Bookings” shall have the meaning set forth in Section 1.10(c).

“Form Public License Agreement” shall have the meaning set forth in Section 2.14(a)(ii).

“GAAP” shall have the meaning set forth in Section 2.7(a).

“Governmental Entity” shall mean any court, administrative agency or commission or other federal, state, county, local or foreign governmental authority, instrumentality, agency or commission.

“Immaterial Contract” shall mean any Contract to which the Company or any of its Subsidiaries is a party or to which they or any of their respective properties is subject or bound that (a) was entered into by the Company in the ordinary course of business or has a term of less than 90 days or may be terminated by the Company (without penalty) within 30 days after the delivery of a termination notice by the Company to the other party thereto; (b) does not contemplate or did not involve the payment of cash or other consideration in an amount or having a value in excess of $25,000 in any case or more than $100,000 in the aggregate for all such Contracts; and (c) the aggregate liability of the Company and its Subsidiaries thereunder is not more than $25,000 in any case or more than $100,000 in the aggregate for all such Contracts.

“Immediate Family Member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural Person referred to herein.

“Indemnified D&Os” shall have the meaning set forth in Section 4.12(a).

“Indemnified Parties” shall have the meaning set forth in Section 6.2.

“Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof; (ii) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, computer software programs (in both source code and object code form), technology, business methods, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; (viii) all Web addresses, sites and domain names and numbers; and (ix) any similar or equivalent rights to any of the foregoing anywhere in the world.

“IRS” shall mean the United States Internal Revenue Service.

“knowledge” (including any derivation thereof such as “known” or “knowing”) shall mean, with respect to the Company, the knowledge of any of Rob Bearden, Marc Fleury, Sacha Labourey, Cary Smith and Scott Stark; provided that with respect to Section 2.14, “knowledge” (including any derivation thereof such as “known” or “knowing”) shall mean, with respect to the Company, the knowledge of any of Rob Bearden, Adrian Brock, Bill Burke, Tom Byens, Thomas Diesler, Marc Fleury, Gavin King, Sacha Labourey, Mark Proctor, Cary Smith, Scott Stark and Julien Viet.

“Law” shall mean any federal, state, foreign, or local law, statute, ordinance, rule, regulation, writ, injunction, directive, order, judgment, administrative interpretation, treaty, decree, administrative or judicial decision and any other executive, legislative, regulatory or administrative proclamation.

“Leases” shall have the meaning set forth in Section 2.12(b).

“Letter of Transmittal” shall have the meaning set forth in Section 1.8(a).

“Lien” shall mean any lien, pledge, mortgage, deed of trust, security interest, claim, lease, license, charge, option, right of first refusal, easement, restriction, reservation, servitude, proxy, voting trust or agreement, transfer restriction under any stockholder or similar agreement, or encumbrance of any nature whatsoever, except for Liens for Taxes not yet due and payable and such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use of the property subject thereto or affected thereby.

“Losses” shall have the meaning set forth in Section 6.2.

“Merger” shall have the meaning set forth in Recital A.

“Merger Consideration” shall have the meaning set forth in Section 1.6(b).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Nonstatutory Option” shall mean any Company Option (or portion thereof) that is not an incentive stock option within the meaning of Section 422 of the Code.

“Officer’s Certificate” shall have the meaning set forth in Section 5.2(d).

“ordinary course of business” shall mean, with respect to the Company, the ordinary course of business of the Company and the Subsidiaries consistent with past custom and practice, including with respect to frequency and amount.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Average Closing Price” shall mean the average of the closing prices of Parent Common Stock as reported on the NASDAQ National Market for the twenty (20) consecutive trading days up to and including the trading day that is two (2) trading days prior to the Closing Date.

“Parent Common Stock” shall have the meaning set forth in Section 1.6(e)(i).

“Parent Information” shall have the meaning set forth in Section 4.16.

“Parent Material Adverse Effect” shall mean a material adverse effect on (a) the business, assets, properties, liabilities, obligations, financial condition, operations or results of operations of the Parent and its subsidiaries taken as a whole or (b) the ability of Parent to perform its obligations under this Agreement and to consummate the Merger and the Upstream Merger in a timely manner, provided, however, that none of the following, in and of itself or themselves, shall, with respect to Sections 5.1(a) and 5.1(c), constitute a Parent Material Adverse Effect: (i) changes in general economic or business conditions affecting the national, regional or world economy, (ii) changes in conditions generally affecting the industry in which the Parent and its subsidiaries operate, (iii) any failure by Parent to meet any published securities analyst estimates of revenues or earnings for any period ending on or after the Agreement Date and prior to the Closing or (iv) a decline in the price of the Parent Common Stock, provided that with respect to clauses (i) and (ii), such changes do not affect the Parent and its subsidiaries, taken as a whole, in a disproportionate manner compared to peer companies of Parent and its subsidiaries.

“Parent Option” shall have the meaning set forth in Section 1.6(e)(i).

“Parent Restricted Stock” shall have the meaning set forth in Section 1.6(d)(iv).

“Parent SEC Documents” shall have the meaning set forth in Section 3.4(a).

“Participating Holders” shall mean the Stockholders (except with respect to Company Restricted Stock) and the holders of Participating Stock Rights that are identified in the Allocation Certificate.

“Participating Stock Rights” shall mean the Company Warrants and Vested Company Options outstanding immediately prior to the Effective Time.

“Per Share Common Consideration” shall mean (1) cash, without interest, in an amount equal to (A) the quotient of (x) 40% of the Common Consideration divided by (y) the total number of Company Common Shares (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)(i)) issued and outstanding immediately prior to the Effective Time (assuming exercise of all Company Options) less (B) 40% of the Unvested Option Adjustment, and (2) such number of shares of Parent Common Stock as is equal to (A) the quotient of (x) the Per Share Common Stock Value divided by (y) the total number of Company Common Shares (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)(i)) issued and outstanding immediately prior to the Effective Time (assuming exercise of all Company Options) less (B) the quotient of (x) 60% of the Unvested Option Adjustment divided by (y) the Parent Average Closing Price.

“Per Share Common Stock Value” shall mean the quotient of (1) 60% of the Common Consideration divided by (2) the Parent Average Closing Price.

“Per Share Preferred Consideration” shall mean (1) cash, without interest, in an amount equal to the quotient of (A) 40% of the Preferred Consideration divided by (B) the total number of Company Preferred Shares issued and outstanding immediately prior to the Effective Time (assuming the issuance of all Company Preferred Shares issuable upon conversion or exercise of Company Stock Rights), and (2) such number of shares of Parent Common Stock as is equal to the quotient of (A) the Per Share Preferred Stock Value divided by (B) the total number of Company Preferred Shares issued and outstanding immediately prior to the Effective Time (assuming the issuance of all Company Preferred Shares issuable upon conversion or exercise of Company Stock Rights).

“Per Share Preferred Stock Value” shall mean the quotient of (1) 60% of the Preferred Consideration divided by (2) the Parent Average Closing Price.

“Per Share Stretch Earn-Out” shall mean (1) cash, without interest, in an amount equal to the quotient of (A) the product of (x) the Stretch Factor and (y) 40% of the Stretch Earn-Out Amount divided by (B) the total number of Company Common Shares (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)(i) and any Company Restricted Stock) issued and outstanding immediately prior to the Effective Time (assuming exercise of all Vested Company Options), and (2) such number of shares of Parent Common Stock as is equal to the quotient of (A) the quotient of (x) the product of (i) the Stretch Factor and (ii) 60% of the Stretch Earn-Out Amount divided by (y) the Parent Average Closing Price divided by (B) the total number of Company Common Shares (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)(i) and any Company Restricted Stock) issued and outstanding immediately prior to the Effective Time (assuming exercise of all Vested Company Options).

“Per Share Unvested Option Consideration” shall mean the quotient of (1) the Preferred Consideration divided by (2) the total number of Company Common Shares issuable upon conversion of all Company Preferred Shares issued and outstanding immediately prior to the Effective Time (assuming the issuance of all Company Preferred Shares issuable upon conversion or exercise of Company Stock Rights).

“Per Share Unvested Option Deduction” shall mean the quotient of (1) quotient of (A) the product of (x) the Pro Rata Cash Reduction Percentages for all holders of Unvested Company Options and Company Restricted Stock (for purposes of the calculation in this clause (x), each such holder shall be deemed not to own any securities of the Company other than the Unvested Company Options and Company Restricted Stock held by such holder) multiplied by (y) the Closing Indebtedness Payment divided by (B) the Parent Average Closing Price divided by (2) the sum of (A) the total number of shares of Parent Common Stock subject to Parent Options after giving effect to Section 1.6(e)(i) (other than the proviso to at the end of the first sentence of such section) plus (B) the total number of shares of Parent Common Stock that the holders of Company Restricted Stock, in the aggregate, shall have the right to receive in respect of all such shares (prior to giving effect to the proviso in Section 1.6(d)(iv)).

“Per Share Vested Option Consideration” shall mean, with respect to a Company Option, (1) cash, without interest, in an amount equal to (A) quotient of (x) 40% of the Common Consideration divided by (y) the total number of Company Common Shares (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)(i)) issued and outstanding immediately prior to the Effective Time (assuming exercise of all Company Options) less (B) 40% of the Unvested Option Adjustment, less (C) the exercise price of such Company Option and (2) such number of shares of Parent Common Stock as is equal to the quotient of (A) the Per Share Common Stock Value divided by (B) the total number of Company Common Shares (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)(i)) issued and outstanding immediately prior to the Effective Time (assuming exercise of all Company Options) less (B) the quotient of (x) 60% of the Unvested Option Adjustment divided by (y) the Parent Average Closing Price.

“Per Share Year 1 Earn-Out” shall mean (1) cash, without interest, in an amount equal to the quotient of (A) the product of (x) the Year 1 Factor and (y) 16% of the Earn-Out Total divided by (B) the total number of Company Common Shares (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)(i) and any Company Restricted Stock) issued and outstanding immediately prior to the Effective Time (assuming exercise of all Vested Company Options), and (2) such number of shares of Parent Common Stock as is equal to the quotient of (A) the quotient of (x) the product of (i) the Year 1 Factor and (ii) 24% of the Earn-Out Total divided by (y) the Parent Average Closing Price divided by (B) the total number of Company Common Shares (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)(i) and any Company Restricted Stock) issued and outstanding immediately prior to the Effective Time (assuming exercise of all Vested Company Options).

“Per Share Year 2 Earn-Out” shall mean (1) cash, without interest, in an amount equal to the quotient of (A) the product of (x) the Year 2 Factor and (y) 24% of the Earn-Out Total divided by (B) the total number of Company Common Shares (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)(i) and any Company Restricted Stock) issued and outstanding immediately prior to the Effective Time (assuming exercise of all Vested Company Options), and (2) such number of shares of Parent Common Stock as is equal to the quotient of (A) the quotient of (x) the product of (i) the Year 2 Factor and (ii) 36% of the Earn-Out Total divided by (y) the Parent Average Closing Price divided by (B) the total number of Company Common Shares (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)(i) and any Company Restricted Stock) issued and outstanding immediately prior to the Effective Time (assuming exercise of all Vested Company Options).

“Person” shall mean any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“Preferred Consideration” shall mean the sum of (1) the product of (A) 0.915, (B) the Preferred Percentage and (C) the Total Payment plus (2) the product of (A) the Preferred Percentage and (B) $5.75 million.

“Preferred Percentage” shall mean the quotient of (1) the total number of Company Common Shares issuable upon conversion of the Company Preferred Shares issued and outstanding immediately prior to the Effective Time (assuming the issuance of all Company Preferred Shares issuable upon conversion or exercise of Company Stock Rights) divided by (2) the Diluted Common Share Number.

“Premiums” shall have the meaning set forth in Section 4.12(b).

“Pro Rata Basis” shall mean, with respect to a Participating Holder, the quotient of (1) the sum of (A) the portion of the Merger Consideration such Participating Holder has the right to receive pursuant to Section 1.6 (other than the contingent consideration described in Section 1.10) plus (B) the aggregate exercise price for all Company Warrants and all Vested Company Options held by such Participating Holder, divided by (2) the sum of (A) the total amount of the Merger Consideration that all the Participating Holders have the right to receive pursuant to Section 1.6 (other than the contingent consideration described in Section 1.10) plus (B) the aggregate exercise price for all Company Warrants and all Vested Company Options held by any Participating Holder. For purposes of calculating the value of the consideration to be received pursuant to the immediately preceding sentence, the value of each share of Parent Common Stock shall be the Parent Average Closing Price.

“Pro Rata Cash Reduction Percentage” shall mean, with respect to a Participating Holder, a holder of Company Restricted Stock or a holder of an Unvested Company Option, the quotient of (1) the sum of (A) the portion of the consideration to be paid in the Merger that such Participating Holder, holder of Company Restricted Stock or holder of an Unvested Company Option has the right to receive pursuant to Section 1.6 (other than the contingent consideration described in Section 1.10 and prior to any deduction in respect of the Closing Indebtedness Payment or Securities Payment) plus (B) the aggregate exercise price for all Company Warrants and all Company Options held by such Participating Holder, such holder of Company Restricted

Stock or such holder of an Unvested Company Option, divided by (2) the sum of (A) the total amount of the consideration to be paid in the Merger that all Participating Holders, holders of Company Restricted Stock and holders of Unvested Company Options have the right to receive pursuant to Section 1.6 (other than the contingent consideration described in Section 1.10 and prior to any deduction in respect of the Closing Indebtedness Payment or Securities Payment) plus (B) the aggregate exercise price for all Company Warrants and all Company Options held by any Participating Holder, holder of Company Restricted Stock or holder of an Unvested Company Option. For purposes of calculating the value of the consideration to be received pursuant to the immediately preceding sentence, the value of each share of Parent Common Stock shall be the Parent Average Closing Price.

“Pro Rata Securities Payment Percentage” shall mean, with respect to a Participating Holder (other than a Participating Holder entitled to receive, after the exercise of Parent’s right under the first proviso in Section 1.6(d)(ii), (iii) or (iv) or Section 1.6(g), Merger Consideration consisting solely of cash in respect of the shares of Company Capital Shares, Company Warrants and Vested Company Options held by such holder), the quotient of (1) the sum of (A) the portion of the Merger Consideration such Participating Holder has the right to receive pursuant to Section 1.6 (other than the contingent consideration described in Section 1.10 and prior to any addition or deduction in respect of the Closing Indebtedness Payment or Securities Payment) plus (B) the aggregate exercise price for all Company Warrants and all Vested Company Options held by such Participating Holder, divided by (2) the sum of (A) the total amount of the Merger Consideration that all such Participating Holders have the right to receive pursuant to Section 1.6 (other than the contingent consideration described in Section 1.10 and prior to any addition or deduction in respect of the Closing Indebtedness Payment or Securities Payment) plus (B) the aggregate exercise price for all Company Warrants and all Vested Company Options held by any such Participating Holder. For purposes of calculating the value of the consideration to be received pursuant to the immediately preceding sentence, the value of each share of Parent Common Stock shall be the Parent Average Closing Price.

“Publicly Available Software” shall mean each of (i) any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., GNU General Public License, GNU Lesser General Public License, Apache Software License, Mozilla Public License, Creative Commons license, BSD License), or pursuant to any other license agreement certified as an open source license agreement by the Open Source Initiative or any other similar licensing or distribution models; and (ii) any software that requires as a condition of use, modification, or distribution of such software that such software or other software incorporated into, derived from, or distributed with such software (a) be disclosed or distributed in source code form; (b) be licensed for the purpose of making derivative works; or (c) be redistributable at no or minimal charge.

“Quarterly Bookings Report” shall have the meaning set forth in Section 1.10(c).

“Registered Intellectual Property” shall mean all United States, international and foreign: (i) patents and patent applications (including utility patents, business method patents, design patents, utility model patents, non-provisional patent applications, provisional patent applications, utility model patent applications, and design patent applications) and all reissues, divisions, divisionals, renewals, extensions, counterparts, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority thereto or serving as a basis for priority thereof; (ii) registered trademarks, service marks, applications to register trademarks, applications to register service marks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; (iv) domain name registrations and Internet number assignments; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity.

“Registration Statement” shall have the meaning set forth in Section 4.15.

“Representatives” shall have the meaning set forth in Section 4.8(a).

“Response” shall mean a written response containing the information provided for in Section 6.4(a)(ii), provided that any dispute by the Stockholder Representative contained therein shall provide a reasonable explanation of the basis of such dispute.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Payment” shall mean the total cash paid by Parent to Participating Holders in lieu of shares of Parent Common Stock as a result of the exercise of Parent’s right under the first proviso in Section 1.6(d)(ii), (iii) or (iv) or Section 1.6(g).

“Services” shall have the meaning set forth in Section 2.15.

“Standard Support Agreement” shall have the meaning set forth in Section 2.14(o).

“Stockholder Approval” shall have the meaning set forth in Section 4.16.

“Stockholder Representative” shall have the meaning set forth in Section 6.6(a).

“Stockholders” shall mean the holders of Company Capital Shares.

“Stretch Earn-Out Amount” shall mean (1) $10.0 million less (2) the product of (A) the Preferred Percentage and (B) $5.75 million.

“Stretch Factor” shall mean (1) if the Final Bookings for CY2007 are equal to or less than $135.0 million, then zero, and (2) if the Final Bookings for CY2007 are more than $135.0 million, then the quotient of (A) the amount by which Final Bookings for CY2007 exceeds $135.0 million divided by (B) $5.0 million; provided that the Stretch Factor shall not exceed 1.0.

“Subsidiary” shall have the meaning set forth in Section 2.5(a).

“Subsidiary Securities” shall have the meaning set forth in Section 2.5(b).

“Superior Proposal” means a Third-Party Acquisition which the Company Board determines in its good faith judgment (after receiving advice from its financial advisor) and taking into account all of the terms and conditions of such proposal and the Merger) (i) to be more favorable to the Stockholders from a financial point of view than the Merger; (ii) that is not subject to any material contingency, to which the Person proposing such Third-Party Acquisition has not reasonably demonstrated in its written offer its ability to overcome or address, including the receipt of government consents or approvals (including any approval required under the HSR Act) and (iii) is reasonably likely to be consummated.

“Support Agreements” shall have the meaning set forth in Section 2.14(o).

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Tax” shall mean any federal, state, local and foreign net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital profits, lease, service, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, customs duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever (including any Tax liability incurred or borne as a transferee or successor, or by contract or otherwise), together with all interest, penalties, additions to tax and additional amounts with respect thereto.

“Tax Authority” shall mean any Governmental Entity responsible for the imposition or collection of any Tax.

“Tax Returns” shall mean all returns, declarations, reports, claims for refund, information statements and other documents relating to Taxes, including all schedules and attachments thereto, and any related supporting work papers or information with respect to any of the foregoing and including any and all amendments thereof.

“Termination Date” shall have the meaning set forth in Section 7.1(b).

“Third-Party Acquisition” shall have the meaning set forth in Section 4.8(a).

“Third-Party Claim” shall have the meaning set forth in Section 6.4(b)(i).

“Total Payment” shall mean either (1) if Estimated Net Working Capital is equal to or greater than December Net Working Capital, an amount equal to (A) $411.0 million plus (B) the aggregate exercise price of all Company Options and Company Warrants issued and outstanding immediately prior to the Effective Time plus (C) the amount by which Estimated Net Working Capital exceeds December Net Working Capital or (2) if Estimated Net Working Capital is less than December Net Working Capital, an amount equal to (A) $411.0 million plus (B) the aggregate exercise price of all Company Options and Company Warrants issued and outstanding immediately prior to the Effective Time less (C) the amount by which Estimated Net Working Capital is less than December Net Working Capital.

“Transaction Agreements” shall have the meaning set forth in Section 2.2(a).

“Transaction Expenses” shall have the meaning set forth in Section 9.6.

“Transactions” shall mean the transactions contemplated by this Agreement and the other Transaction Agreements to which the Company is or will be a party, including the Charter Amendment, the Merger and the Upstream Merger.

“Unvested Company Option” shall have the meaning set forth in Section 1.6(e)(i).

“Unvested Option Adjustment” shall mean the quotient of (1) the product of (A) the Unvested Option Share Amount multiplied by (B) the sum of (x) the total number of Company Common Shares issuable upon exercise of all Unvested Company Options plus (y) the total number of shares of Company Restricted Stock issued and outstanding immediately prior to the Effective Time divided by (2) the total number of Company Common Shares (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)(i) and any Company Restricted Stock) issued and outstanding immediately prior to the Effective Time (assuming exercise of all Vested Company Options).

“Unvested Option Share Amount” shall mean the amount by which (1) the Per Share Unvested Option Consideration exceeds (2) the quotient of (A) the Common Consideration divided by (B) the total number of Company Common Shares (other than any Company Common Shares to be canceled pursuant to Section 1.6(d)(i)) issued and outstanding immediately prior to the Effective Time (assuming exercise of all Company Options).

“Use” shall mean the making, having made, running, using, testing, translating, importing, copying, reproducing, distributing (directly or indirectly), transmitting, displaying, performing, adapting, modifying, selling, offering for sale, importing, renting, leasing, assigning, licensing or preparing derivatives of Intellectual Property.

“Vested Company Option” shall have the meaning set forth in Section 1.6(e)(ii).

“WKSI” shall mean a well-known seasoned issuer as defined under Rule 405 of the Securities Act.

“Year 1 Factor” shall mean (1) if the Final Bookings for CY2006 are equal to or less than $50.0 million, then zero, (2) if the Final Bookings for CY2006 are more than $50.0 million but equal to or less than $60.0 million, then the product of (A) the quotient of (i) the amount by which Final Bookings for CY2006 exceeds $50.0 million divided by (ii) $10.0 million multiplied by (B) 0.25, and (3) if the Final Bookings for CY2006 are more than $60.0 million, then the sum of (A) 0.25 plus (B) the product of (i) the quotient of (x) the amount by which Final Bookings for CY2006 exceeds $60.0 million divided by (y) $5.0 million multiplied by (ii) 0.75; provided that the Year 1 Factor shall not exceed 1.0.

“Year 2 Factor” shall mean (1) if the Final Bookings for CY2007 are equal to or less than $100.0 million, then zero, (2) if the Final Bookings for CY2007 are more than $100.0 million but equal to or less than $110.0 million, then the product of (A) the quotient of (i) the amount by which Final Bookings for CY2007 exceeds $100.0 million divided by (ii) $10.0 million multiplied by (B) 0.25, and (3) if the Final Bookings for CY2007 are more than $110.0 million, then the sum of (A) 0.25 plus (B) the product of (i) the quotient of (x) the amount by which Final Bookings for CY2007 exceeds $110.0 million divided by (y) $15.0 million multiplied by (ii) 0.75; provided that the Year 2 Factor shall not exceed 1.0.

(b) Construction.

(i) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(ii) Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(iii) The words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(iv) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement, and Exhibits and Schedules to this Agreement.

(v) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(vi) The phrase “made available to Parent in the Data Room” as used in this Agreement in reference to the Company’s delivery of documents or copies of documents to Parent shall also include the actual delivery of such documents or copies to Parent’s legal counsel prior to 3:00 p.m. (Eastern Time) on the Agreement Date by electronic transmission.

ARTICLE IX

GENERAL PROVISIONS

9.1 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given and received by a party if properly addressed: (i) if delivered personally, by commercial delivery service or by facsimile (with acknowledgment of a complete transmission), on the day of delivery; or (ii) if delivered by registered or certified mail (return receipt requested), three Business Days after mailing. Notices shall be deemed to be properly addressed to any party hereto if addressed to the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Merger Sub, to:

Red Hat, Inc.
1801 Varsity Drive
Raleigh, North Carolina 27606
Attention: Chief Executive Officer
Facsimile: (919) 754-3704

with a copy to (not to constitute notice):

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Attention: Mark G. Borden and Peter N. Handrinos
Facsimile: (617) 526-5000

(b)	if to the Company, to:

JBoss, Inc.
3340 Peachtree Road, NE, Suite 1200
Atlanta, Georgia 30326
Attention: Chief Executive Officer
Facsimile: (404) 948-1496

with a copy to (not to constitute notice):

Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
Attention: William J. Schnoor
Facsimile: (617) 523-1231

(c)	if to the Stockholder Representative to:

Sacha Labourey
JBoss Europe
Place Numa-Droz 2, CP 2522
Neuchatel CH-2001
Switzerland
Facsimile: +41 32 720 92 79

with a copy to (not to constitute notice):

Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
Attention: William J. Schnoor
Facsimile: (617) 523-1231

9.2 Entire Agreement. This Agreement, the schedules and Exhibits hereto, the Disclosure Schedule and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements (except for the Confidentiality Agreement) and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.3 Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.4 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

9.5 Disclosure Schedule. No matter disclosed in one section of the Disclosure Schedule shall be deemed disclosed in another section of the Disclosure Schedule unless it is reasonably apparent on the face of the disclosure that the matter is responsive to another representation. Disclosure of a matter in a section of the Disclosure Schedule shall not affect (directly or indirectly) the interpretation of this Agreement or the scope of the disclosure obligation of the Company under this Agreement. The fact that any matter or event is disclosed in a section of the Disclosure Schedule does not necessarily mean that it is material to the Company and the Subsidiaries, whether considered individually or in combination with other matters or events disclosed in the Disclosure Schedule.

9.6 Fees and Expenses. Whether or not the Merger is consummated, except as otherwise specifically provided herein, the parties (a) will pay their own fees and expenses incurred in connection with the matters described herein, including all legal, accounting, tax and financial advisory, consulting and investment banking, broker’s and finder’s fees (collectively, “Transaction Expenses”), and (b) will not look to the other parties for any contribution toward such fees and expenses. The Company shall, at least three (3) Business Days prior to the Closing Date, deliver to Parent a certificate, signed by the Chief Executive Officer and Chief Financial Officer of the Company, setting forth a good faith determination of the estimated Transaction Expenses incurred or to be incurred by the Company, together with an itemized list of such expenses (the “Estimated Transaction Expenses”) and the amount of the Premiums.

9.7 Successors and Assigns; Parties in Interest.

(a) This Agreement shall inure to the benefit of the parties hereto and the respective successors and assigns (if any) of the foregoing. No obligation of the Company in this Agreement shall become an obligation of the Surviving Corporation after the Effective Time.

(b) Except as provided in Section 4.15, no party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of Parent and the Company, except that Merger Sub or Merger LLC may assign its rights and delegate its obligations under this Agreement to any Affiliate of Parent prior to the Effective Time without the Company’s consent.

(c) Except as provided in Section 4.12(c) and this Section 9.7(c), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any rights, interests, benefits or other remedies of any nature under or by reason of this Agreement. This Agreement is intended to benefit the holders of Registrable Shares solely for purposes of Section 4.15, each holder of Registrable Shares shall be deemed a third-party beneficiary of Section 4.15 of this Agreement and Section 4.15 of this Agreement shall be enforceable by holders of Registrable Shares. This Agreement is intended to benefit the Indemnified Parties solely for purposes of Article VI, each Indemnified Party shall be deemed a third-party beneficiary of Article VI of this Agreement and Article VI of this Agreement shall be enforceable by the Indemnified Parties, subject to the prior consent of Parent. Except as set forth in Section 4.12(c) and this Section 9.7(c), none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties and their respective successors and assigns, if any.

9.8 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No waiver by any party with respect to any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.9 Amendment. After the Closing and except as otherwise may be required by applicable Law, Section 1.10 of this Agreement may be amended with respect to all Participating Holders and all parties hereto by execution of an instrument in writing signed by Parent and a majority in interest of the Participating Holders (other than holders of Company Preferred Stock and Company Warrants) and Section 4.15 of this Agreement may be amended by the holders of a majority of the Registrable Shares by execution of an instrument in writing signed by Parent and such holders of Registrable Shares. Any amendment effected in accordance with this Section 9.9 shall be binding on all Participating Holders or holders of Registrable Shares, as the case may be, even if they do not execute such instrument.

9.10 Governing Law; Venue.

(a) This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware.

(b) Unless otherwise explicitly provided in this Agreement, any action, claim, suit or proceeding relating to this Agreement or the enforcement of any provision of this

Agreement shall be brought or otherwise commenced in any state or federal court located in the State of Delaware (each, a “Court”). Each party hereto (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of each Court, and each appellate court located in the State of Delaware, in connection with any such proceeding; (ii) agrees that each Court shall be deemed to be a convenient forum; (iii) agrees that service of process in any such proceeding may be made by giving notice pursuant to Section 9.1; and (iv) agrees not to assert, by way of motion, as a defense or otherwise, in any such proceeding commenced in any Court, any claim that such party is not subject personally to the jurisdiction of such Court, that such proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such Court.

9.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THE TRANSACTION AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE TRANSACTION AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY.

9.12 Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.13 Counterparts; Facsimile Delivery. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signature page delivered by facsimile or electronic image transmission shall be binding to the same extent as an original signature page. Any party that delivers a signature page by facsimile or electronic image transmission shall deliver an original counterpart to any other party that requests such original counterpart.

9.14 Time of the Essence. Time is of the essence of this Agreement.

[Remainder of page intentionally blank; signature page follows.]

IN WITNESS WHEREOF, each of the parties to this Agreement has executed and delivered this Agreement, or caused this Agreement to be executed and delivered by its duly authorized representative, as of the Agreement Date.

JBOSS, INC.

By:	/s/ Marc Fleury
Name:	Marc Fleury
Its:	President

RED HAT, INC.

By:	/s/ Charles E. Peters, Jr.
Name:	Charles E. Peters, Jr.
Its:	Executive Vice President and Chief Executive Officer

DAVINCI-MATTERHORN, INC.

By:	/s/ Mark E. Cook
Name:	Mark E. Cook
Its:	Treasurer

MATTERHORN-DAVINCI, LLC

By:	/s/ Mark E. Cook
Name:	Mark E. Cook
Its:	President

STOCKHOLDER REPRESENTATIVE

/s/ Sacha Labourey
Sacha Labourey